ASSET AND STOCK PURCHASE AGREEMENT

by and among

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY,

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY,

THE CANADA LIFE ASSURANCE COMPANY

and

CONNECTICUT GENERAL LIFE INSURANCE COMPANY

Dated as of November 26, 2007

TABLE OF CONTENTS

i

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

ii

ARTICLE VI

COVENANTS

ARTICLE VII

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF PURCHASER

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ARTICLE VIII

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF SELLER, FGWLA AND CLAC

ARTICLE IX

FURTHER AGREEMENTS

ARTICLE X

SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS

ARTICLE XI

INDEMNIFICATION

ARTICLE XII

TAXES

ARTICLE XIII

TERMINATION PRIOR TO CLOSING

ARTICLE XIV

GENERAL PROVISIONS

EXHIBITS

Exhibit A   Form of Assumption Agreement
Exhibit B   Form of Bill of Sale and General Assignment
Exhibit C   December 31 Net Worth Statement
Exhibit D   December 31 Statement of Assets and Liabilities
Exhibit E   Form of FGWLA Administrative Services Agreement
Exhibit F   Form of FGWLA Indemnity Reinsurance Agreement
Exhibit G   Form of Network Licensing Agreement
Exhibit H   Form of Seller Administrative Services Agreement
Exhibit I   Form of Seller Indemnity Reinsurance Agreement
Exhibit J   Form of CLAC Administrative Services Agreement
Exhibit K   Form of CLAC Indemnity Reinsurance Agreement
Exhibit L   Form of Subsidiary Assumption Agreement
Exhibit M   Form of Transition Services Agreement
Exhibit N   Form of Headquarters Leases
Exhibit O   Form of Employee Lease Agreement
Exhibit P   Examples of Adjustment to Purchase Price
Exhibit Q   CSRP Business Plan

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SCHEDULES

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Schedule 9.04(b)   Subsidiary Corporate Names

ASSET AND STOCK PURCHASE AGREEMENT

This ASSET AND STOCK PURCHASE AGREEMENT (this "Agreement"), dated as of November 26, 2007, is entered into by and among Great-West Life & Annuity Insurance Company, a Colorado domiciled insurance company ("Seller"), First Great-West Life & Annuity Insurance Company, a New York domiciled insurance company ("FGWLA"), The Canada Life Assurance Company, a Canadian insurance company entered into the United States under the laws of the State of Michigan ("CLAC"), and Connecticut General Life Insurance Company, a Connecticut domiciled insurance company ("Purchaser").

W I T N E S S E T H:

WHEREAS, upon the terms and subject to the conditions of this Agreement, Seller, FGWLA and CLAC desire to sell, and Purchaser desires to acquire, the Acquired Operations of Seller, FGWLA and CLAC as described herein (all capitalized terms used in these recitals and not otherwise defined having the respective meanings assigned to them in Section 1.01 hereto); and

WHEREAS, in order to effectuate the foregoing, it is contemplated that, upon the terms and subject to the conditions of this Agreement: (i) Seller and Purchaser, FGWLA and Purchaser and CLAC and Purchaser will enter into the Seller Indemnity Reinsurance Agreement, the FGWLA Indemnity Reinsurance Agreement and the CLAC Indemnity Reinsurance Agreement, respectively, providing, among other things, for the indemnity reinsurance as of the Effective Date of the Insurance Liabilities; (ii) Seller and Purchaser, FGWLA and Purchaser and CLAC and Purchaser will enter into the Seller Administrative Services Agreement, the FGWLA Administrative Services Agreement and the CLAC Administrative Services Agreement, respectively, providing for Purchaser's provision of certain administrative services on behalf of Seller, FGWLA and CLAC with respect to the Insurance Contracts, the Reinsured Contracts and the Administered Contracts; (iii) Seller will transfer the Shares to Purchaser; (iv) Seller, Purchaser and FGWLA will enter into the Transition Services Agreement, providing, among other things, for Seller's and FGWLA's provision to Purchaser of certain transition services for transition periods following the Closing Date; (v) Seller, FGWLA and CLAC will execute and deliver to Purchaser the Transfer Documents providing for the transfer to Purchaser of the Transferred Assets; (vi) Seller, FGWLA, CLAC and Purchaser will enter into the Assumption Agreement, providing for the assumption by Purchaser of the Other Assumed Liabilities; and (vii) Seller, FGWLA, CLAC and Purchaser will execute and deliver such other agreements, instruments and documents as are described herein.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01 Definitions. The following terms shall have the respective meanings set forth below throughout this Agreement:

"Acquisition Date" means, for any Seller Subsidiary, the later of (a) the date on which such Seller Subsidiary became an Affiliate of Seller and (b) January 1, 2002.

"Acquired Operations" means the Transferred Assets, the Insurance Liabilities, the Other Assumed Liabilities and the Purchased Subsidiaries.

"Acquisition Proposal" shall have the meaning set forth in Section 6.02.

"Actual Results" shall have the meaning set forth in Section 2.04(a)(ii).

"Action" shall have the meaning set forth in Section 4.12.

"ADA Contracts" means all administrative services agreements by and between Seller and the American Dental Association, including those listed on Schedule 1.01(a), the reinsurance agreements listed on Schedule 1.01(a) pursuant to which Seller reinsures certain group policies issued to the American Dental Association, and the staff plans listed on Schedule 1.01(a).

"Adjustment Amount" means, with respect to a Net Worth Statement, (a) the net worth of the Insurance Company Subsidiaries shown in such Net Worth Statement minus the Target Insurance Company Subsidiaries Statutory Net Worth, plus (b) the GAAP tangible book equity of the Non-Insurance Company Subsidiaries shown in such Net Worth Statement minus the Target Non-Insurance Company Subsidiaries GAAP Equity.

"Administered Contracts" means (a) the ASO Agreements entered into by Seller, FGWLA or CLAC, (b) those specialty market contracts entered into by Seller, FGWLA or CLAC in connection with the Business and listed on Schedule 1.01(b), (c) the Assumed Liabilities Services Agreements, (d) other contracts and agreements entered into by Seller, FGWLA or CLAC in connection with the Business between the date hereof and the Closing Date in the ordinary course of business of the types set forth on such schedule, to the extent that such contracts remain in effect on the Closing Date and (e) all contracts of the types set forth on such schedule that are entered into after the Closing Date in accordance with the terms of the Administrative Services Agreements, all of which contracts will be administered by Purchaser pursuant to the terms of the Administrative Services Agreements; for the avoidance of doubt, Administered Contracts shall not include any ADA Contracts.

"Administration Adjustment Factor" means 1/6 of the sum of the Monthly Administration Adjustment Factors for the applicable Relevant Period.

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"Administration Margin" means (a) the Administration Adjustment Factor times (i) gross administration fees collected or accrued in connection with the Group Health Business during the applicable Relevant Period, plus (ii) Pharmacy Benefits Management Revenue collected or accrued during the applicable Relevant Period, minus (iii) commissions paid in connection with the Group Health Business during the applicable Relevant Period, minus (iv) premium taxes incurred in connection with the Group Health Business during the applicable Relevant Period, minus (b) the greater of (i) (A) actual operating expenses incurred in connection with the Group Health Business during the applicable Relevant Period times (B) the Administration Adjustment Factor and (ii) $240,000,000. In determining each of the components of Administration Margin, accounting methodologies applied by Seller and its Affiliates in the preparation of the Unaudited Financial Statements shall be used on a consistent basis, and the effects of Extraordinary Items shall be excluded.

"Administrative Services Agreements" means the Seller Administrative Services Agreement, the FGWLA Administrative Services Agreement and the CLAC Administrative Services Agreement.

"Admitted Receivables" means claim and premium receivables of the Acquired Operations which are included in the Transferred Assets and accorded positive value in accordance with the Methodologies.

"Affiliate" means, with respect to any Person, at the time in question, any other Person controlling, controlled by or under common control with such Person. For purposes of the foregoing, "control", including the terms "controlling", "controlled by" and "under common control with", means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of an institution, whether through the ownership of voting securities, by contract or otherwise.

"Agreement" shall have the meaning set forth in the introductory paragraph hereof.

"Allocable Amount" shall have the meaning set forth in Section 12.07(d).

"Alternate Bidder" shall have the meaning set forth in Section 6.02.

"Ancillary Agreements" means the Seller Indemnity Reinsurance Agreement, the FGWLA Indemnity Reinsurance Agreement, the CLAC Indemnity Reinsurance Agreement, the Seller Administrative Services Agreement, the FGWLA Administrative Services Agreement, the CLAC Administrative Services Agreement, the Transition Services Agreement, the Headquarters Leases, the Network Licensing Agreement, the Employee Lease Agreement, the Assumption Agreement, the Subsidiary Assumption Agreement, the Transfer Documents and the Subleases.

"Antitrust Division" shall have the meaning set forth in Section 6.05(b).

"Annualized Difference" shall have the meaning set forth in Section 2.04(a)(ii).

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"Applicable SAP" means with respect to Seller, FGWLA, CLAC, the Insurance Company Subsidiaries and Purchaser, statutory accounting practices prescribed or permitted by the Commissioner (or equivalent title) of the state of domicile of such insurer, but disregarding any permitted practices applicable specifically to any such Person.

"ASO Agreements" means those agreements under which Seller, FGWLA, CLAC or any Seller Subsidiary agrees to perform specific administrative duties for the maintenance of a self-funded health insurance plan (a) reflected on Schedule 1.01(c), or (b) that are entered into between September 30, 2007 and the Closing Date in substantially the same form as the agreements listed on Schedule 1.01(c), allowing for variation of terms arising from negotiations between the parties to such an agreement in the ordinary course of business.

"Assigned and Assumed Contracts" means those contracts and agreements entered into by Seller, FGWLA, CLAC or the Inactive HMOs in connection with the Business and relating exclusively to the Healthcare Division, to the extent that such contracts remain in effect on the Closing Date, but excluding (a) the Administered Contracts, (b) the Producer Contracts, (c) Contracts entered into in connection with any transaction by which the stock or other equity interests in any Person, including any Seller Subsidiary, were acquired, other than the Contracts listed in Schedule 1.01(d) and (d) the Contracts to be replaced as described in Schedule 6.05(f).

"Assumed Liabilities" means (a) the Insurance Liabilities and (b) the Other Assumed Liabilities.

"Assumed Liabilities Services Agreements" means those contracts listed on Schedule 1.01(e) pursuant to which Seller administers the Reinsured Contracts.

"Assumed Reinsurance Agreements" means those Contracts of assumed reinsurance set forth on Schedule 1.01(f); for the avoidance of doubt, Assumed Reinsurance Agreements shall not include any ADA Contracts.

"Assumption Agreement" means an Assumption Agreement in the form of Exhibit A.

"Benchmark" means $70,373,000, if the Closing occurs prior to August 1, 2008, and $78,225,000, if the Closing occurs on or after August 1, 2008.

"Bill of Sale and General Assignment" means a Bill of Sale and General Assignment in the form of Exhibit B.

"Books and Records" means the Business Books and Records and the Corporate Books and Records.

"Business" means the (a) business of Seller, FGWLA, and CLAC of issuing, reinsuring and administering as applicable, the Insurance Contracts, the Reinsured Contracts and the Administered Contracts in the United States and (b) the

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businesses operated by the Seller Subsidiaries in the United States, in each case as conducted as of the date hereof. For the avoidance of doubt, the Business shall not include any ADA Contracts.

"Business Books and Records" means (a) the originals or copies of all records of Seller, FGWLA and CLAC (including computer generated, recorded or stored records) which relate to the Business or which are otherwise necessary to operate the Business, including customer lists, policy information, personnel records (to the extent that the personnel records may be transferred by Seller, FGWLA and CLAC, as applicable, under applicable Law), Insurance Contract forms and rating plans, claim records, sales records, underwriting records, financial records and compliance records and records relating to the Assumed Reinsurance Agreements, in each case, in the possession or control of Seller, FGWLA, CLAC, the Seller Subsidiaries or any of their Affiliates, but excluding any such records that relate to Seller Legal Proceedings and are subject to the attorney client privilege, and (b) Tax Returns and workpapers of or relating solely to the Seller Subsidiaries, the Business or the Transferred Assets, in each case, in the possession or control of Seller, FGWLA, CLAC, the Seller Subsidiaries or any of their Affiliates.

"Business Contracts" means, collectively, the Assigned and Assumed Contracts, the Administered Contracts and the Subsidiary Contracts.

"Business Day" means any day other than a Saturday, Sunday, a day on which banking institutions in either of the States of Colorado or New York are permitted or obligated by Law to be closed or a day on which the New York Stock Exchange is closed for trading.

"Business Employees" shall have the meaning set forth in Section 6.11(a).

"Business Reinsurance Agreements" means, collectively, the Ceded Reinsurance Agreements and the Subsidiary Reinsurance Agreements.

"Cap" shall have the meaning set forth in Section 2.04(a)(i).

"Ceded Reinsurance Agreements" means, to the extent that such treaties or agreements relate to the Insurance Liabilities, Sellers Extra Contractual Obligations or Purchaser Extra Contractual Obligations, (a) the reinsurance and retrocession treaties and agreements to which Seller, FGWLA, CLAC or any of their Affiliates is a ceding party that are in force on the date hereof or entered into by Seller, FGWLA or CLAC, other than in violation of Section 6.01, between the date hereof and the Closing Date and (b) any such treaty or agreement that is terminated or expired but under which Seller, FGWLA or CLAC may continue to receive reinsurance coverage.

"CLAC" shall have the meaning set forth in the introductory paragraph hereof.

"CLAC Administrative Services Agreement" means an Administrative Services Agreement in the form of Exhibit J.

"CLAC Indemnity Reinsurance Agreement" means an Indemnity Reinsurance Agreement in the form of Exhibit K.

"CLAC Insurance Contracts" means (a) all of the Stop Loss Insurance Agreements written by CLAC in the United States reflected on Schedule 1.01(g), (b) contracts on the same forms as those Stop Loss Insurance Agreements reflected on Schedule 1.01(g) written by CLAC between September 30, 2007 and the Closing Date, and (c) any such contracts that are issued by CLAC on or after the Closing Date in accordance with the terms of the CLAC Administrative Services Agreement (including, in each case of (a), (b) and (c), renewals thereof and all supplements, endorsements, enhancement letters, riders and ancillary agreements in connection therewith).

"Closing" means the closing of the transactions contemplated by this Agreement.

"Closing Date" means (a) if the last of the conditions to Closing set forth in this Agreement (other than those conditions that by their nature are to be satisfied at the Closing) is satisfied or waived in writing on or prior to the 20th day of a given month, the last day of such month, or (b) if such satisfaction or waiver in writing occurs or is granted after the 20th day of any given month, the last day of the month following the month in which the last of such conditions was so satisfied or waived in writing; provided, however, that if such date is not a Business Day, the Closing Date shall be the immediately succeeding Business Day; provided, further, that the Closing may occur on such other day as the parties may agree to in writing.

"Closing Net Worth Statement" means a Net Worth Statement as of the date of the Closing Statement of Assets and Liabilities as estimated by Seller in good faith in accordance with the Methodologies.

"Closing Statement of Assets and Liabilities" means the Statement of Assets and Liabilities of the Business (excluding the Seller Subsidiaries) as of the last day of the month immediately preceding the month in which the Effective Date falls, as estimated by Seller in good faith in accordance with the Methodologies.

"COBRA Coverage" shall have the meaning set forth in Section 6.11(j)(i)(2).

"Code" means the Internal Revenue Code of 1986, as amended.

"Consent Period" shall have the meaning set forth in Section 2.07.

"Commissions" means all commissions, expense allowances, and other fees and compensation payable to Producers.

"Confidentiality Agreement" shall have the meaning set forth in Section 6.03.

"Consolidated Group" shall have the meaning set forth in Section 4.21(f).

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"Consolidated Tax Return" shall have the meaning set forth in Section 12.02(a).

"Continued Policies" shall have the meaning set forth in Section 6.20(a).

"Continued Practice" means (a) any policy or other regular practice of Seller, FGWLA, CLAC or a Seller Subsidiary, existing prior to the Closing, which (i) are not disclosed hereunder (ii) violates applicable Law, (iii) is not the policy or regular practice of Purchaser, and (iv) is carried out by or under the supervision of Business Employees, Corporate Employees or Subsidiary Employees on behalf of Purchaser or its Affiliates, at any time between the Closing Date and the day which is one hundred and twenty (120) days after the Closing Date, or (b) any policy or other practice of Seller, FGWLA, CLAC or a Seller Subsidiary listed on Schedule 1.01(h).

"Contract" means any written or oral agreement, contract, lease, sublease, license, sublicense, undertaking, indenture, evidence of indebtedness, guaranty, loan, or mortgage.

"Contractholder" means the holder of an Insurance Contract or the counterparty under an Administered Contract, as applicable.

"Corporate Books and Records" means the originals or copies of all of the books, records, data and information relating to the assets, properties, business, conduct and operations of the Seller Subsidiaries, including all licenses held by the Insurance Company Subsidiaries, and all such items relating to each Seller Subsidiary's legal existence, stock ownership, corporate management or other such corporate records, in each case, in the possession or control of Seller, FGWLA, a Seller Subsidiary or any of their respective Affiliates.

"Corporate Employees" shall have the meaning set forth in Section 6.11(a).

"December 31 Net Worth Statement" means the pro forma Net Worth Statement prepared in accordance with the Methodologies as of December 31, 2006, attached hereto as Exhibit C.

"December 31 Statement of Assets and Liabilities" means the pro forma Statement of Assets and Liabilities of the Business (excluding the Seller Subsidiaries) prepared in accordance with the Methodologies as of December 31, 2006, attached hereto as Exhibit D.

"Delayed Approvals" has the meaning set forth in Section 2.08.

"Due and Uncollected Premiums" means premiums due but uncollected with respect to an Insurance Contract as of any given time.

"Effective Date" means the Closing Date if such date is the last day of a month and, if not (i) due to the Closing Date being the next succeeding Business Day, then the last day of the month immediately preceding the month in which the Closing

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Date falls or (ii) due to the Closing Date being another day agreed to in writing by the parties, such date as may be agreed to in writing by the parties.

"Election" shall have the meaning set forth in Section 12.07(e).

"Employee Lease Agreement" means an Employee Lease Agreement in the form of Exhibit O.

"Employee Plans" means all "employee benefit plans" within the meaning ascribed to such term by Section 3(3) of ERISA and all other employee benefit arrangements or payroll practices, including, but not limited to each employment agreement, termination or severance agreement or plan, deferred compensation plan, incentive compensation plan, equity compensation plan, severance pay, sick leave, vacation pay, salary continuation for disability, hospitalization, medical insurance, life insurance, scholarship program, stock option or restricted stock plan sponsored or maintained by Seller, FGWLA or any ERISA Affiliate that provide benefits or compensation to or on behalf of Business Employees and Corporate Employees (whether formal or informal, whether for the benefit of a single individual or for more than one individual and whether for the benefit of current or former employees or their beneficiaries), and the Seller Subsidiary Plans.

"Employment Commencement Date" means, with respect to each Transferred Employee, the date following the last day such Transferred Employee is employed by Seller or FGWLA, and with respect to Subsidiary Employees, the Closing Date.

"Environmental Laws" shall mean any Law relating to the protection of the environment, or to the manufacture, use, transport, treatment, storage, disposal, release or threatened release of any substance listed, classified or regulated as "hazardous" or "toxic" or any similar term under such Environmental Law.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

"ERISA Affiliate" means any trade or business (whether or not incorporated) which is or has ever been under common control, or which is or has ever been treated as a single employer, with Seller, FGWLA, the Seller Subsidiaries or any of their Affiliates under section 414(b), (c), (m) or (o) of the Code.

"Excluded Assets" means those assets utilized in the Business and listed or described on Schedule 1.01(i).

"Excluded Liabilities" means (a) premium Taxes due in respect of premiums collected prior to the Effective Date; (b) any assessment or similar charges in connection with guaranty fund or risk pool participation other than those set forth in clause (e) to the definition of "Insurance Liabilities"; (c) premiums, payments for or other consideration due prior to the Effective Date with respect to Ceded Reinsurance Agreements; (d) returns or refunds of premiums payable prior to the Effective Date; (e)

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any Sellers Extra Contractual Obligations; (f) contributions due or benefits payable under any Employee Plans, other than with respect to contributions due or benefits payable with respect to Subsidiary Employees for the period prior to the Effective Date; (g) judgments, settlements, defense costs or other fees, costs and expenses arising out of, under or relating to Existing Litigation; and (h) any other liabilities that are not Assumed Liabilities.

"Excluded Software" shall have the meaning set forth in Section 4.19(c).

"Existing Litigation" means (a) any dispute relating to an Insurance Contract, an Assigned and Assumed Contract, an Administered Contract or an Assumed Reinsurance Agreement and as to which (i) a complaint, or notice of a complaint, has been served or filed in a court on behalf of or against Seller, FGWLA or CLAC or any of their respective officers or directors prior to the Closing Date, (ii) a demand for arbitration has been served or filed on behalf of or against Seller, FGWLA or CLAC or any of their respective officers or directors prior to the Closing Date or (iii) a written notice has been delivered to Seller, FGWLA or CLAC or any of their respective officers or directors prior to the Closing Date by an attorney threatening a course of action reasonably likely to result in either of the foregoing or, (b) any dispute as to which (i) a complaint, or notice of a complaint, has been served or filed in a court on behalf of or against a Seller Subsidiary or any of its officers or directors prior to the Closing Date, or (ii) a demand for arbitration has been served or filed on behalf of or against a Seller Subsidiary or any of its officers or directors prior to the Closing Date or (iii) a written notice has been delivered to a Seller Subsidiary or any of its respective officers or directors prior to the Closing Date by an attorney threatening a course of action reasonably likely to result in either of the foregoing; in each case of (a) and (b), excluding (A) claims that are administered by Seller, FGWLA, CLAC or a Seller Subsidiary pursuant to an ASO Agreement but as to which none of Seller, FGWLA, CLAC or any Seller Subsidiary is a named party, (B) Purchaser Legal Proceedings and (C) Shared Actions (including Actions which initially constitute Existing Litigation but which become Purchaser Legal Proceedings or Shared Actions after the Closing).

"Extraordinary Item" means (a) a special, nonrecurring item of income or expense, including the effects of the Closing and severance and special employee compensation paid in connection with the Closing, but excluding fees due under the Transition Services Agreement and rents under the Headquarters Leases, and (b) for the portion of the Relevant Period after the Closing, the effect of any material difference between the manner in which the Group Health Business was conducted prior to the Closing and the manner in which it is conducted by Purchaser after the Closing.

"FGWLA" shall have the meaning set forth in the introductory paragraph hereof.

"FGWLA Administrative Services Agreement" means an Administrative Services Agreement in the form of Exhibit E.

"FGWLA Indemnity Reinsurance Agreement" means an Indemnity Reinsurance Agreement in the form of Exhibit F.

"FGWLA Insurance Contracts" means (a) all of the Stop Loss Insurance Agreements written by FGWLA in the United States reflected on Schedule 1.01(j), (b) all other insurance contracts written by FGWLA in the United States reflected on Schedule 1.01(j), (c) contracts on the same forms as those insurance contracts reflected on Schedule 1.01(j) written by FGWLA between September 30, 2007 and the Closing Date, and (d) any such contracts that are issued by FGWLA on or after the Closing Date in accordance with the terms of the FGWLA Administrative Services Agreement (including, in each case of (a), (b), (c) and (d), renewals thereof and individual certificates issued thereunder and all supplements, endorsements, enhancement letters, riders and ancillary agreements in connection therewith, and including any individual policies issued by FGWLA upon the exercise of conversion rights with respect to health coverages under any such contracts).

"Filing Party" shall have the meaning set forth in Section 12.02(b).

"Final Calculation of PP Reduction Amount" shall have the meaning set forth in Section 2.04(b)(ii).

"Final Net Worth Statement" shall have the meaning set forth in Section 2.03(c).

"Final Statement of Assets and Liabilities" shall have the meaning set forth in Section 2.03(c).

"FTC" shall have the meaning set forth in Section 6.05(b).

"GAAP" means United States generally accepted accounting principles.

"Governmental Entity" means any federal, state, local, foreign, international or multinational agency, commission, court, entity or authority exercising executive, legislative, judicial, regulatory, administrative or taxing functions of or pertaining to government or any non-governmental United States or foreign self-regulatory agency, commission or authority or any arbitral tribunal.

"Group Health Business" means the Business, excluding that segment of the Healthcare Division that is included in the "Specialty" segment in the financial reporting of Seller and its Affiliates.

"Guaranteed Renewal Contracts" means those Insurance Contracts which by their terms provide multi-year rate guarantees or are guaranteed renewable such that they cannot, by their terms or under applicable law, be terminated at any given time by notice from, or by other unilateral action initiated or taken by, Seller, FGWLA or CLAC.

"Headquarters" means the corporate headquarters property located in Greenwood Village, Colorado.

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"Headquarters Leases" means leases with respect to the Headquarters between Seller and Purchaser in the forms included in Exhibit N.

"Healthcare Division" means the division of Seller which is engaged in the operation of the Business.

"HIPAA" shall have the meaning set forth in Section 4.13(g).

"HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

"Inactive HMOs" means those health maintenance organizations or health care service providers set forth in Schedule 1.01(k).

"Incentive Cash Compensation" shall have the meaning set forth in Section 6.11(g).

"Indemnified Party" shall have the meaning set forth in Section 11.02(a).

"Indemnifying Party" shall have the meaning set forth in Section 11.02(a).

"Indemnity Reinsurance Agreements" means the Seller Indemnity Reinsurance Agreement, the FGWLA Indemnity Reinsurance Agreement and the CLAC Indemnity Reinsurance Agreement.

"Independent Firm" shall have the meaning set forth in Section 12.05.

"Insurance Company Subsidiary SAP Statements" shall have the meaning set forth in Section 4.07.

"Insurance Company Subsidiaries" means those Subsidiaries of Seller set forth on Schedule 1.01(l) hereto.

"Insurance Contracts" means the Seller Insurance Contracts, the FGWLA Insurance Contracts and the CLAC Insurance Contracts.

"Insurance Liabilities" means the following liabilities of Seller, FGWLA and CLAC, in each case excluding the Excluded Liabilities, and net of all amounts actually collected by Seller, FGWLA and CLAC on or after the Effective Date under the Ceded Reinsurance Agreements to the extent that such collected amounts relate to the Business and not to Sellers Extra Contractual Obligations: (a) the liabilities under the Insurance Contracts, including all liabilities for unpaid claims, incurred but not reported claims, benefits or other payments (including dividends or other experience refunds payable on or after the Effective Date) under the Insurance Contracts, whether incurred before, on or after the Effective Date; (b) all loss adjustment expenses and expense reimbursement amounts arising out of or relating to the Insurance Contracts; (c) all liabilities under the Insurance Contracts arising out of any changes to the terms and conditions of the Insurance Contracts mandated by applicable Law whether incurred

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before, on or after the Effective Date; (d) premium Taxes due in respect of premiums collected on or after the Effective Date with respect to the Insurance Contracts; (e) assessments and similar charges with respect to the Insurance Contracts in connection with the participation by Seller, FGWLA, CLAC or Purchaser whether voluntary or involuntary, in any guaranty association or risk pool established or governed by any state or other jurisdiction, arising on account of premiums collected on or after the Effective Date; (f) Commissions payable with respect to the Insurance Contracts in respect of premiums collected on or after the Effective Date; (g) premiums, payments, fees or other consideration or amounts due on or after the Effective Date under any Ceded Reinsurance Agreements; (h) all liabilities for amounts payable on or after the Effective Date for returns or refunds of premiums with respect to the Insurance Contracts; (i) all liabilities arising out of Purchaser Extra Contractual Obligations; (j) all liabilities with respect to Contractholder funds on deposit (advance premiums, premium deposit funds or retired lives reserve funds) with Seller, FGWLA or CLAC; (k) all unclaimed property liabilities arising under or relating to the Insurance Contracts with respect to amounts paid or received on or after the Effective Date or otherwise related to bank over-drafts as reflected on the Final Statement of Assets and Liabilities and (l) all liabilities arising under the Assumed Reinsurance Agreements. For the avoidance of doubt, Purchaser assumes the risk that reinsurance under the Ceded Reinsurance Agreements is not collected.

"Intangible Assets" means (i) all renewal rights and ownership of expirations relating to the Insurance Contracts and (ii) the Intellectual Property Rights owned by Seller, FGWLA or CLAC.

"Intellectual Property Rights" shall mean all intellectual property used or held for use principally in the Business including, but not limited to, patents, trademarks, service marks, trade names and associated goodwill in the foregoing, copyrights, processes, trade secrets, inventions, know-how, confidential information and domain names (in each case, including any common law rights, registrations, applications, licenses or rights relating to any of the foregoing), other than the composite marks set forth on Schedule 1.01(m).

"Intercompany Agreements" shall have the meaning set forth in Section 6.13.

"Intercompany Obligations" shall have the meaning set forth in Section 6.13.

"Knowledge" means, (a) as to Seller, the knowledge of any of the persons listed on Schedule 1.01(n) after reasonable inquiry, (b) as to FGWLA, the knowledge of any of the persons listed on Schedule 1.01(o) after reasonable inquiry, (c) as to CLAC, the knowledge of any of the persons listed on Schedule 1.01(p) after reasonable inquiry, and (d) as to Purchaser, the knowledge of any of the persons listed on Schedule 1.01(q) after reasonable inquiry.

"Law" means any constitution, law, ordinance, rule, principle of common law, regulation, statute, treaty, order, judgment, decree, administrative interpretation or other requirement of any Governmental Entity or any order, writ, injunction, directive, judgment or decree of any Governmental Entity applicable to a Person or such Person's business, property or assets.

"Leased Property" means the regional or other offices of Seller, FGWLA or a Seller Subsidiary that are leased or subleased by Seller, FGWLA or any Seller Subsidiary, used in connection with the Business and leased pursuant to the Leased Property Leases.

"Leased Property Leases" shall have the meaning set forth in Section 4.18(a).

"Licensed Generally Used Software" shall have the meaning set forth in Section 4.19(b).

"Licensed Principally Used Software" shall have the meaning set forth in Section 4.19(a).

"Lien" means any pledge, claim, lien, charge, mortgage, encumbrance or security interest.

"Losses" shall have the meaning set forth in Section 11.01(a).

"Management Presentation" means the Great-West Healthcare Management Presentation dated April 2007, as presented to Purchaser.

"Material Business Contracts" means those Business Contracts which constitute vendor contracts (excluding Contracts with Providers) entered into in the ordinary course of business (a) under which the total of the amounts reasonably expected to be paid or received by Seller, FGWLA, CLAC and the Seller Subsidiaries in any year exceeds $75,000 or (b) whose termination or cancellation would reasonably be expected to result in a Sellers Material Adverse Effect, after allowing for replacement with any substitute arrangement readily available on market terms.

"Material Producer Contract" shall have the meaning set forth in Section 4.27.

"Methodologies" means (subject to Section 2.03(e) with respect to the Final Statement of Assets and Liabilities and the Final Net Worth Statement) (a) first, the accounting, actuarial, financial, valuation, estimation, determination and other rules and principles specified in Schedule 1.01(r); (b) second, to the extent not contemplated by the items referred to in (a), and solely as applied to statements other than the December 31 Statement of Assets and Liabilities, the methods used in the preparation of the December 31 Statement of Assets and Liabilities; (c) third, to the extent not contemplated by the items referred to in (a) and (b), the most recent past practices of Seller, FGWLA and CLAC with respect to the Business used in preparing statutory financial statements, with

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respect to Seller, FGWLA, CLAC, and the Insurance Company Subsidiaries, and Seller's consolidated financial statements filed with the SEC, with respect to the Non-Insurance Company Subsidiaries; and (d) fourth, to the extent not contemplated by the items referred to in (a), (b) and (c), Applicable SAP, with respect to Seller, FGWLA, CLAC, and the Insurance Company Subsidiaries, and GAAP, with respect to the Non-Insurance Company Subsidiaries.

"Monthly Administration Adjustment Factor" means, for January 2008, 1; and for each month from February 1, 2008 through and including the last day of the applicable Relevant Period, 1 plus (a) the sum of the average monthly gross administration fees collected by the Group Health Business during the 12 month period ending on the last day of the last full month in which such fees were collected (or, if such fees were not collected during the entire 12 month period, such fees collected during the full month period during which such fees were collected) from each group health plan which both (i) as of January 31, 2008, was serviced by the Group Health Business and (ii) as of the end of the month in question, is serviced by Purchaser or any of its Affiliates divided by (b) the aggregate gross administration fees collected by the Group Health Business during such month.

"Monthly Payments" shall have the meaning set forth in Section 2.03(h).

"Monthly Risk Adjustment Factor" means, for January 2008, 1; and for each month from February 1, 2008 through and including the last day of the applicable Relevant Period, 1 plus (a) the sum of the average monthly net premium written by the Group Health Business during the 12 month period ending on the last day of the last full month in which the applicable Insurance Contract(s) was in force (or, if the applicable Insurance Contract(s) was not in force for the entire 12 month period, for such shorter full month period that such contract(s) was in force) for each group health plan which both (i) as of January 31, 2008, held an Insurance Contract issued by the Group Health Business and (ii) as of the end of the month in question, holds a group health insurance or stop loss contract issued by Purchaser or any of its Affiliates divided by (b) the aggregate net premium written by the Group Health Business during such month.

"Multiemployer Plan" shall have the meaning provided in Section 3(37) of ERISA.

"Negative Condition" shall have the meaning set forth in Section 6.05(e).

"Network Licensing Agreement" means a Network Licensing Agreement in the form of Exhibit G.

"Net Reinsurance Premium" means, with respect to a Statement of Assets and Liabilities, for any one of Seller, FGWLA or CLAC, the liabilities for such company shown in such Statement of Assets and Liabilities minus the assets for such company shown in such Statement of Assets and Liabilities.

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"Net Worth Statement" means a calculation of the pro forma net worth of the Seller Subsidiaries, taking into account the Subsidiary Liabilities but not the Subsidiary Indemnified Liabilities, in the form of the December 31 Net Worth Statement and prepared in accordance with the Methodologies.

"Neutral Auditor" means a certified public accounting firm independent of all parties, which shall be selected by the parties in good faith, or, if the parties are unable to agree on such a firm, a senior partner in an independent certified public accounting firm who shall be selected by the American Arbitration Association.

"New Retention and Severance Agreements" shall have the meaning set forth in Section 6.11(n).

"90-Day Treasury Rate" means the annual yield rate, on the date to which the 90-Day Treasury Rate relates, of actively traded U.S. Treasury securities having a remaining duration to maturity of three months, as such rate is published under "Treasury Constant Maturities" in Federal Reserve Statistical Release H.15(519).

"Non-Acceptance Offer Employee" shall have the meaning set forth in Section 6.11(e).

"Non-Insurance Company Subsidiaries" means those Subsidiaries of Seller set forth on Schedule 1.01(s).

"Non-Renewal Date" means (a) with respect to the Insurance Contracts and Related Administered Contracts issued in a particular state of the United States or the District of Columbia in which Purchaser is not fully authorized as of the Closing Date to issue policies in substantially the form of the Insurance Contracts, the last day of the sixth month following the date upon which Purchaser becomes fully authorized to issue policies in substantially the form of the Insurance Contracts, utilizing premium rates determined by Purchaser and approved by applicable regulatory authorities, but no later than the date which is 18 months following the Closing Date and (b) with respect to (i) Insurance Contracts and Related Administered Contracts issued in a particular state of the United States or the District of Columbia in which Purchaser is fully authorized as of the Closing Date to issue policies in substantially the form of the Insurance Contracts utilizing premium rates determined by Purchaser and approved by applicable regulatory authorities and (ii) Unrelated Administered Contracts, six months after the Closing Date.

"Optional Business" means the portion of the Business and the business of the Seller Subsidiaries involving the issuance, underwriting, reinsurance, sales, marketing or administration of any product or arrangement sold or marketed as "life insurance" within the meaning of section 7702 of the Code, involving a death benefit purportedly excluded from income from under section 101 of the Code, constituting an annuity, endowment or life insurance contract the proceeds from which are or purport to be subject to section 72 of the Code, or included in the Supplemental Contracts (within the meaning of the Methodologies).

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"Order" shall have the meaning set forth in Section 4.12.

"Organizational Documents" shall have the meaning set forth in Section 4.01(c).

"Other Assumed Liabilities" means (a) all liabilities, obligations and commitments of Seller, FGWLA and CLAC under the Assigned and Assumed Contracts and the Administered Contracts other than the Excluded Liabilities, (i) relating to periods prior to the Effective Date, up to the amounts specifically reflected on the Final Statement of Assets and Liabilities, or (ii) relating to periods after the Effective Date, (b) Seller, FGWLA and CLAC sales force incentive compensation accrued through the Effective Date up to the amount specifically reflected on the Final Statement of Assets and Liabilities, (c) amounts accrued through the Effective Date under the broker incentive compensation plans of Seller, FGWLA and CLAC up to the amounts specifically reflected on the Final Statement of Assets and Liabilities and (d) all other liabilities and obligations (other than Insurance Liabilities) reflected on the Final Statement of Assets and Liabilities up to the respective amounts specifically so reflected.

"Other Party" has the meaning set forth in Section 9.06(e).

"Owned Generally Used Software" shall have the meaning set forth in Section 4.19(b).

"Owned Principally Used Software" shall have the meaning set forth in Section 4.19(a).

"Paid Purchase Price" shall have the meaning set forth in Section 2.04(a)(i).

"Parent" means GWL&A Financial Inc.

"Payment Date" shall have the meaning set forth in Section 12.05.

"Permit" means all permits and insurance and other licenses, franchises, approvals, authorizations, exemptions, classifications, certificates, registrations and similar documents.

"Permitted Liens" means, as to any asset, (a) any Liens for Taxes by Governmental Entities that (i) are not yet due or delinquent, (ii) are disclosed in Schedule 4.21 and are being contested in good faith by appropriate proceedings or (iii) have been accrued or otherwise reflected on the applicable financial statements (in accordance with Applicable SAP or GAAP, as applicable), (b) Liens arising by operation of law; (c) other Liens that do not in the aggregate materially detract from the value or materially interfere with the present or reasonably contemplated use of such asset in the Business; and (d) in the case of the Material Business Contracts, the Liens set forth in such contracts.

"Person" means any individual, corporation, partnership, firm, joint venture, association, limited liability company, limited liability partnership, joint-stock company, trust, unincorporated organization, Governmental Entity, business unit, division or other entity.

"Pharmacy Benefits Management Revenue" means the revenue of Seller and its Affiliates from the pharmacy management benefits operations of the Group Health Business, as historically reported by Seller and its Affiliates in their financial statements.

"Post-Closing PP Adjustment" shall have the meaning set forth in Section 2.04(a)(i).

"PPR Review Period" shall have the meaning set forth in Section 2.04(b)(i).

"Primary Party" has the meaning set forth in Section 9.06(e).

"Producer" means any agent, broker, producer, managing general agent, general agent or sales representative of Seller, FGWLA, CLAC or any Seller Subsidiary involved in the placement or marketing of the Insurance Contracts (excluding those individuals employed by either Seller, FGWLA, CLAC or any Seller Subsidiary).

"Producer Contracts" means Contracts between Seller, FGWLA or CLAC and Producers regarding the placement or marketing of Insurance Contracts.

"Proposed Allocation" shall have the meaning set forth in Section 12.07(e)(iv).

"Proposed Calculation of PP Reduction Amount" shall have the meaning set forth in Section 2.04(b)(i).

"Proposed Net Worth Statement" shall have the meaning set forth in Section 2.03(c).

"Proposed Statement of Assets and Liabilities" shall have the meaning set forth in Section 2.03(c).

"Provider" means a hospital, physician, clinical laboratory, ancillary provider, health care practitioner, supplier, other Person, or combination of the foregoing, that renders or provides health care services or supplies.

"Purchase Price" means One Billion Five Hundred Million dollars ($1,500,000,000) (for the avoidance of doubt, without regard for any Adjustment Amount).

"Purchase Price Reduction Amount" shall have the meaning set forth in Section 2.04(a)(ii).

"Purchased Subsidiaries" means those Seller Subsidiaries set forth on Schedule 1.01(t).

"Purchaser" shall have the meaning set forth in the introductory paragraph hereof.

"Purchaser Extra Contractual Obligations" means all liabilities for compensatory, consequential, exemplary, punitive or other special or similar damages which relate to or arise in connection with, and any settlement, defense or investigation costs incurred in connection with, any alleged or actual act, error, omission or other event in connection with the handling of any claims by Purchaser or any of its Affiliates on or after the Closing Date, whether acting on behalf of Seller, FGWLA or CLAC or any of their Affiliates pursuant to the Administrative Services Agreements or otherwise, under any of the Insurance Contracts, Reinsured Contracts, Administered Contracts or Assigned and Assumed Contracts in connection with the marketing, issuance, delivery, cancellation or administration of any of any such Contracts on or after the Closing Date; provided, however, that in no event shall Purchaser Extra Contractual Obligations include Sellers Extra Contractual Obligations. Acts or omissions of the Business Employees under the supervision of Purchaser or any of its Affiliates on or after the Closing Date shall be attributed to Purchaser for the purposes of this definition.

"Purchaser Legal Proceedings" shall have the meaning set forth in Section 9.06(a).

"Purchaser Liabilities" has the meaning set forth in Section 9.06(e).

"Purchaser Material Adverse Effect" means (a) an adverse effect on the business, properties, assets, liabilities, operation, results of operations or financial condition of Purchaser such that the likelihood that Contractholders and holders of Administered Contracts will agree to renew Insurance Contracts and Administered Contracts with Purchaser, as contemplated in Article III, will be materially reduced, or (b) a material adverse effect on the ability of Purchaser to perform its obligations under this Agreement or any Ancillary Agreement or to consummate any of the transactions contemplated hereby or thereby; provided, however, to the extent such effect results from any of the following, such effect shall not be considered a Purchaser Material Adverse Effect: (i) unless affecting Purchaser in a substantially disproportionate manner as compared to similar companies, (A) general economic or business conditions, including interest or currency rates, or changes therein or any act of terrorism, similar calamity or war, (B) changes in Law including insurance laws or regulations, and (C) conditions generally affecting the health insurance industry, and (ii) conditions or effects resulting from the announcement of the transaction contemplated hereby.

"Purchaser Requirements" shall have the meaning set forth in Section 6.11(e).

"Purchaser SAP Statements" shall have the meaning set forth in Section 5.09.

"Reinsured Contracts" means the policies administered by Seller or FGWLA pursuant to the Assumed Liabilities Services Agreements.

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"Related Administered Contract" shall have the meaning set forth in Section 3.01.

"Relevant Period" shall have the meaning set forth in Section 2.04(a)(i).

"Replacement Retention Agreement" shall have the meaning set forth in Section 6.11(m)(i).

"Review Period" shall have the meaning set forth in Section 2.03(c).

"Risk Adjustment Factor" means 1/6 of the sum of the Monthly Risk Adjustment Factors for the applicable Relevant Period.

"Risk Margin" means (a) (i) net premium written in connection with the Group Health Business during the applicable Relevant Period minus (ii) net claims incurred (including incurred but not reported claims, but excluding prior period reserve adjustments) in connection with the Group Health Business during the applicable Relevant Period times (b) the Risk Adjustment Factor. In determining the components of Risk Margin, accounting methodologies applied by Seller and its Affiliates in the preparation of the Unaudited Financial Statements shall be used on a consistent basis.

"SEC" means the United States Securities and Exchange Commission.

"Seller" shall have the meaning set forth in the introductory paragraph hereof.

"Seller Administrative Services Agreement" means an Administrative Services Agreement in the form of Exhibit H.

"Seller Confidentiality Agreement" shall have the meaning set forth in Section 6.02.

"Seller Indemnity Reinsurance Agreement" means an Indemnity Reinsurance Agreement in the form of Exhibit I.

"Seller Insurance Contracts" means (a) all of the Stop Loss Insurance Agreements written by Seller in the United States reflected on Schedule 1.01(u), (b) all other insurance contracts written by Seller in the United States reflected on Schedule 1.01(u), (c) contracts on the same forms as those insurance contracts or policy forms reflected on Schedule 1.01(u) written by Seller between September 30, 2007 and the Closing Date, and (d) any such contracts that are issued by Seller on or after the Closing Date in accordance with the terms of the Seller Administrative Services Agreement (including, in each case of (a), (b) and (c), renewals thereof and individual certificates issued thereunder and all supplements, endorsements, enhancement letters, riders and ancillary agreements in connection therewith, and including any individual policies issued by Seller upon the exercise of conversion rights with respect to health coverages under any such contracts).

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"Seller Legal Proceedings" shall have the meaning set forth in Section 9.06(a).

"Seller Liabilities" has the meaning set forth in Section 9.06(e).

"Seller Subsidiaries" means the Insurance Company Subsidiaries and the Non-Insurance Company Subsidiaries.

"Seller Subsidiary Plans" means all "employee benefit plans" within the meaning ascribed to such term by Section 3(3) of ERISA and all other employee benefit arrangements or payroll practices, including, but not limited to each employment, termination or severance agreement, deferred compensation plan, incentive compensation plan, equity compensation plan, severance pay, sick leave, vacation pay, salary continuation for disability, hospitalization, medical insurance, life insurance, scholarship program, stock option or restricted stock plan sponsored or maintained by Seller, FGWLA, the Seller Subsidiaries or any ERISA Affiliate that provide benefits or compensation to or on behalf of Subsidiary Employees (whether formal or informal, whether for the benefit of a single individual or for more than one individual and whether for the benefit of current or former employees or their beneficiaries).

"Seller Title IV Plan" means any Employee Plan that is subject to Title IV of ERISA or section 412 of the Code, maintained by Seller, FGWLA, the Seller Subsidiaries or any ERISA Affiliate or to which Seller, FGWLA, the Seller Subsidiaries or any ERISA Affiliate contributed or is or may be obligated to contribute thereunder on behalf of the Business Employees and/or Subsidiary Employees.

"Sellers Extra Contractual Obligations" means all liabilities for compensatory, consequential, exemplary, punitive or other special or similar damages which relate to or arise in connection with, and any settlement, defense or investigation costs incurred in connection with, any alleged or actual act, error, omission or other event in connection with the issuance, marketing or administration of any Insurance Contract, Reinsured Contract, Administered Contract or Assigned and Assumed Contract or the handling of any claims under any such Contract (a) prior to the Closing Date, by Seller or any of its Affiliates, or (b) on or after the Closing Date (i) by Seller (and not by Purchaser as Administrator under the Administrative Services Agreements), other than as provided for in the prior written consent or direction of, or explicit recommendation by, Purchaser as Administrator under the Administrative Services Agreements or (ii) by Purchaser as Administrator under the Administrative Services Agreement, if the act, error, omission or other event giving rise to such liability was explicitly (1) directed by Seller pursuant to the terms of the Administrative Services Agreements and (2) objected to in advance in writing by Purchaser.

"Sellers Material Adverse Effect" means any material adverse effect (a) on the business, financial condition or results of operations of the Acquired Operations taken as a whole, or (b) on the ability of Seller, FGWLA, CLAC or any of their Affiliates to perform its obligations under this Agreement or any Ancillary Agreement or to consummate any of the transactions contemplated hereby or thereby; provided, however,

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to the extent such effect results from any of the following, such effect shall not be considered a Sellers Material Adverse Effect: (i) unless affecting the Acquired Operations in a substantially disproportionate manner as compared to similar businesses, (A) general economic or business conditions, including interest or currency rates, or changes therein or any act of terrorism, similar calamity or war, (B) changes in Law including insurance laws or regulations, and (C) conditions generally affecting the health insurance industry, or (ii) conditions or effects resulting from the announcement of this Agreement or the transaction contemplated hereby.

"Shared Action" has the meaning set forth in Section 9.06(e).

"Shares" means all of the issued and outstanding shares of capital stock or other equity interests of the Purchased Subsidiaries, other than such shares or interests indicated in Schedule 4.02 as being owned by a party other than Seller.

"Special Incentive and Severance Agreements" means the Special Incentive and Severance Agreements set forth on Schedule 1.01(v).

"Statement of Assets and Liabilities" means a statement of assets and liabilities of the Business (excluding the Seller Subsidiaries) in the same format as the December 31 Statement of Assets and Liabilities prepared in accordance with the Methodologies.

"Statutory Reserves" means statutory reserves of Seller, FGWLA and CLAC (without regard to the transactions contemplated by the Indemnity Reinsurance Agreements) with respect to the Insurance Liabilities, calculated in accordance with Applicable SAP.

"Stop Loss Insurance Agreements" means insurance or reinsurance contracts issued by Seller, FGWLA or CLAC to the Business's self-funded clients that either (or both) (a) fully insure all claims in excess of a designated aggregate threshold of total expected annual claims of a client's self-funded plan, or (b) fully insure claims of an individual participant in a client's self-funded plan in excess of a designated annual individual deductible amount.

"Sublease" shall have the meaning set forth in Section 6.27(a).

"Subleased Leases" means the Leased Property Leases set forth in Schedule 4.18(a)(ii).

"Subsidiary" means, with respect to any Person on a given date, any other Person of which 50% or more of the voting power or value of the equity securities or equity interests is owned directly or indirectly by such Person.

"Subsidiary Assumption Agreement" means a Subsidiary Assumption Agreement between Seller and the Seller Subsidiaries in the form of Exhibit L.

"Subsidiary Contracts" means all Contracts entered into by the Seller Subsidiaries, to the extent such contracts remain in effect on the Closing Date, other than the Subsidiary Insurance Contracts.

"Subsidiary Employees" means those individuals employed by the Seller Subsidiaries immediately prior to the Closing Date.

"Subsidiary Extra Contractual Liabilities" means all liabilities for compensatory, consequential, exemplary, punitive or other special or similar damages which relate to or arise in connection with, and any settlement, defense or investigation costs incurred in connection with, any alleged or actual act, error, omission or other event in connection with the handling of any claims by Seller, FGWLA, CLAC, the Seller Subsidiaries or any of their respective Affiliates under any of the Subsidiary Insurance Contracts or in connection with the marketing, issuance, delivery, cancellation or administration of any of the Subsidiary Insurance Contracts by Seller, FGWLA, CLAC, the Seller Subsidiaries or any of their respective Affiliates, in any case occurring prior to the Closing Date.

"Subsidiary Indemnified Liabilities" means all liabilities and obligations of any kind of the Seller Subsidiaries (i) existing as of the Closing Date or (ii) arising out of or relating to acts, omissions, facts or conditions occurring or existing prior to the Closing Date, in each case other than the Subsidiary Liabilities.

"Subsidiary Insurance Contracts" means (a) all of the Stop Loss Insurance Agreements written by Insurance Company Subsidiaries in the United States reflected on Schedule 1.01(w), (b) all other insurance contracts written by Insurance Company Subsidiaries in the United States reflected on Schedule 1.01(w), (c) contracts on the same forms as those insurance contracts reflected on Schedule 1.01(w) written by Insurance Company Subsidiaries between September 30, 2007 and the Closing Date.

"Subsidiary Insurance Liabilities" means the liabilities and obligations of the Seller Subsidiaries under the Subsidiary Insurance Contracts, other than judgments, settlements, defense costs or other fees, costs and expenses arising out of, under or relating to Existing Litigation and Subsidiary Extra Contractual Liabilities, whether or not subject to reinsurance.

"Subsidiary Liabilities" means (a) the Subsidiary Insurance Liabilities, (b) the liabilities of the Seller Subsidiaries arising under Subsidiary Contracts up to the amounts specifically reflected on the Final Statement of Assets and Liabilities, (c) the liabilities of the Seller Subsidiaries for judgments, settlements, defense costs or other fees, costs and expenses arising out of, under, or relating to any dispute relating to a Subsidiary Insurance Contract, other than Subsidiary Extra Contractual Obligations or Existing Litigation, (d) the Seller Subsidiaries' sales force incentive compensation accrued through the Effective Date up to the amounts specifically reflected on the Final Statement of Assets and Liabilities, (e) amounts accrued through the Effective Date under the broker incentive compensation plans of the Seller Subsidiaries up to the amounts specifically reflected on the Final Statement of Assets and Liabilities and (f) all other

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liabilities and obligations reflected on the Final Statement of Assets and Liabilities up to the respective amounts so reflected.

"Subsidiary Reinsurance Agreements" means (a) the reinsurance and retrocession treaties and agreements to which any of the Seller Subsidiaries is a ceding party that are in force on the date hereof or entered into by any Seller Subsidiary other than in violation of Section 6.01, between the date hereof and the Closing Date and (b) any such treaty or agreement that is terminated or expired but under which the Seller Subsidiaries may continue to receive reinsurance coverage.

"Tangible Assets" means all of the furniture, fixtures, equipment, supplies and other tangible personal property owned by Seller or FGWLA listed on Schedule 1.01(x), to the extent that Seller or FGWLA continues to own such assets on the Closing Date.

"Target Insurance Company Subsidiaries Statutory Net Worth" means $150,200,000 in statutory capital and surplus, determined in accordance with Applicable SAP.

"Target Non-Insurance Company Subsidiaries GAAP Equity" means $2,000,000 in GAAP tangible book equity.

"Tax" or "Taxes" means all taxes, charges, fees, levies or other assessments, including, without limitation, any income, net income, franchise tax or any tax based on income, any alternative or add-on minimum taxes, any gross income, gross receipts, estimated, retaliatory, commercial activity, margin, single business, business, premium, sales, use, ad valorem, value added, transfer, profits, license, payroll, employment, withholding, excise, severance, stamp, occupation, property, environmental or windfall profit tax, assessments or similar charges in connection with guaranty fund or risk pool participation, custom duty or other tax, governmental fee or other like assessment including all interest, penalties and additions imposed with respect thereto.

"Tax Authority" means the Internal Revenue Service and any other domestic or foreign Governmental Entity responsible for the administration and/or collection of any Tax.

"Tax Contest" shall have the meaning set forth in Section 4.21(e).

"Tax Indemnifying Party" shall have the meaning set forth in Section 12.02(b).

"Tax Returns" means all returns, reports, forms, estimates or information statements relating to or required to be filed in connection with any Tax including any schedule or attachment thereto and any amendment or supplement thereof.

"Third Party Claim" shall have the meaning set forth in Section 11.02(a).

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"Transfer Documents" means the Bill of Sale and General Assignment and such other documents and instruments as Purchaser may reasonably request in order to transfer all of Seller's, FGWLA's, CLAC's and the Inactive HMOs' respective right, title and interest in the Transferred Assets to Purchaser.

"Transfer Taxes" shall have the meaning set forth in Section 2.01(b).

"Transferred Assets" means (i) all rights of Seller and FGWLA with respect to the Due and Uncollected Premiums (including outstanding and to be billed), (ii) all receivables of the Business as of the close of business prior to the Effective Date, (iii) all rights of Seller and FGWLA with respect to broker commission advances and advance claims payments as of the close of business prior to the Effective Date and reflected on the Final Statement of Assets and Liabilities, (iv) such of the Business Books and Records as are reasonably required by Purchaser to conduct the Business on or after the Closing Date, (v) the Assigned and Assumed Contracts, (vi) the Transferred Leases, (vii) the Tangible Assets, (viii) the Intangible Assets, (ix) the Owned Principally Used Software, other than the Excluded Software, (x) all accounts maintained and all fees received under the Administered Contracts for services rendered thereunder on or after the Effective Date, (xi) the bank accounts of Seller, FGWLA and CLAC utilized exclusively in connection with the Business and set forth on Schedule 1.01(y) and (xii) all other assets of Seller and FGWLA principally used in the Business, in each case other than the Excluded Assets.

"Transferred Employee" shall have the meaning set forth in Section 6.11(e).

"Transferred Leases" means the Leased Property Leases set forth in Schedule 4.18(a)(i) under which Seller is indicated as tenant.

"Transition Services Agreement" means a Transition Services Agreement in the form of Exhibit M.

"Treasury Regulations" means the Treasury Regulations (including temporary regulations) promulgated by the United States Treasury Department with respect to the Code or other federal tax statutes.

"Unaudited Financial Statements" shall have the meaning set forth in Section 4.06(b).

"United States" means the United States of America.

"Unrelated Administered Contracts" shall have the meaning set forth in Section 3A.01.

"WARN Act" means the Worker Adjustment and Retraining Notification Act of 1988 or any similar applicable state or local law requiring notice to employees in the event of a closing or layoff.

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"Welfare Benefits" shall have the meaning set forth in Section 6.11(j)(i)(1).

ARTICLE II

TRANSFER AND ACQUISITION OF ASSETS

Section 2.01   Consideration.

(a)   Upon the terms and subject to the conditions of this Agreement, Purchaser shall pay to Seller, FGWLA and CLAC on the Closing Date an aggregate amount equal to the Purchase Price, adjusted by the Adjustment Amount, calculated in accordance with the provisions of Sections 2.02 and 2.03. For the avoidance of doubt, if the Adjustment Amount with respect to the Final Net Worth Statement is positive, the Purchase Price will be increased by such Adjustment Amount, but if the Adjustment Amount with respect to the Final Net Worth Statement is negative, the Purchase Price will be reduced by such Adjustment Amount. The Purchase Price shall be allocated among Seller, FGWLA and CLAC in accordance with Schedule 2.01.

(b)   All excise, sales, use, transaction, conveyance, stock transfer, value added, transfer (including real property transfer or gains), stamp, documentary, filing, recordation and other similar Taxes, levies or assessments ("Transfer Taxes") resulting from the transactions contemplated by this Agreement shall be borne one half by Seller and one half by Purchaser. For the avoidance of doubt, any and all Transfer Taxes or any other Taxes resulting from any restructuring or other transactions undertaken by Seller, FGWLA, CLAC of the Seller Subsidiaries prior to the Closing shall be borne by Seller.

(c)   Each party shall be entitled to deduct and withhold income or franchise Taxes imposed as a result of the sale of the Seller Subsidiaries or the Transferred Assets from any payment otherwise payable or deliverable pursuant to this Agreement with respect to such transactions as such party is required by applicable Tax Law to deduct and withhold with respect to such payment; provided, such withholding party shall first notify the other party of such requirement no later than 15 days prior to the Closing Date and; provided, further, however, that no amounts shall be so withheld pursuant to this Section 2.01(c) to the extent (i) the withholding party is notified in writing by the other party to not withhold such amounts from such payment and (ii) such other party agrees to indemnify the withholding party against claims made by a Tax Authority with respect to the collection of such Taxes that were not withheld. To the extent that amounts are so deducted and withheld by any party such deductions and withholdings shall be treated for all purposes of this Agreement as having been paid by such party in respect of which such deduction and withholding was made.

Section 2.02   Acquisition of Transferred Assets and Shares; Assumption of Assumed Liabilities.

(a)   Upon the terms and subject to the conditions of this Agreement and the payment of the Purchase Price, on the Closing Date, Seller, FGWLA and CLAC, as applicable, shall sell, assign and transfer to Purchaser all of their right, title and interest in the Transferred Assets. All sales, assignments and transfers of the Transferred Assets shall be effected by the Transfer Documents. Subject to the restrictions set forth in Section 6.19, Seller, FGWLA and CLAC shall be entitled to keep and maintain copies of all Books and Records and other items from and after the Closing, and to have access to the originals of the Books and Records in accordance with Sections 9.01 and 12.06.

(b)   Upon the terms and subject to the conditions of this Agreement, on the Closing Date, Seller, FGWLA and CLAC shall cede to Purchaser their respective Insurance Liabilities, and Purchaser shall assume 100% of the Insurance Liabilities pursuant to the Indemnity Reinsurance Agreements, as applicable, in exchange for payment to Purchaser of the applicable Net Reinsurance Premium by each of Seller, FGWLA and CLAC.

(c)   Upon the terms and subject to the conditions of this Agreement, on the Closing Date, Seller, FGWLA and CLAC shall assign to Purchaser and Purchaser shall assume the Other Assumed Liabilities, and the Seller shall assume the Subsidiary Indemnified Liabilities pursuant to the Subsidiary Assumption Agreement.

(d)   Upon the terms and subject to the conditions of this Agreement, on the Closing Date, Seller shall sell, assign and transfer the Shares to Purchaser.

(e)   Upon the terms and subject to the conditions of this Agreement, on the Closing Date, Seller shall sublease the Leased Property subject to the Subleased Leases to Purchaser pursuant to the Subleases.

Section 2.03   Payments at and After Closing.

(a)   Not later than the third Business Day prior to the Closing Date, Seller shall deliver to Purchaser drafts of the Closing Statement of Assets and Liabilities and of the Closing Net Worth Statement, together with a certificate of the Chief Financial Officer of Seller certifying that such statements were prepared in accordance with the terms of this Agreement. Seller, FGWLA and CLAC shall consult in good faith with Purchaser regarding the drafts so delivered, and shall make any changes thereto agreed with Purchaser.

(b)   On the Closing Date, the Purchase Price will be adjusted by the Adjustment Amount, and the Net Reinsurance Premiums will be calculated, as reflected in the Closing Statement of Assets and Liabilities and the Closing Net Worth Statement, in the manner described in Section 2.01(a). Such amounts shall be transferred between Purchaser and Seller, FGWLA and CLAC, as appropriate, by wire transfer of immediately available funds in U.S. Dollars.

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(c)   Within 90 days after the Closing Date, Seller shall prepare and deliver to Purchaser a Statement of Assets and Liabilities as of the close of business on the day preceding the Effective Date (the "Proposed Statement of Assets and Liabilities") and a Net Worth Statement as of the close of business on the Business Day preceding the Effective Date (the "Proposed Net Worth Statement"). Seller shall deliver or make available to Purchaser and its Affiliates upon request copies of all work papers used as the basis for determining the Proposed Statement of Assets and Liabilities and Proposed Net Worth Statement. Purchaser shall have reasonable rights to monitor and participate with Seller in Seller's preparation of the Proposed Statement of Assets and Liabilities, it nevertheless being understood that Seller shall have the final authority in such preparation. Purchaser and its representatives shall have until the date that is 90 days after the delivery of the Proposed Statement of Assets and Liabilities and the Proposed Net Worth Statement (the "Review Period") to review the Proposed Statement of Assets and Liabilities and Proposed Net Worth Statement and all supporting determining papers and documentation and to suggest changes, if any, therein.

If Seller and Purchaser are able to agree in writing on the manner in which all items on the Proposed Statement of Assets and Liabilities and Proposed Net Worth Statement should be treated then the resulting statements shall be binding on the parties and the Proposed Statement of Assets and Liabilities shall be referred to as the "Final Statement of Assets and Liabilities," and the Proposed Net Worth Statement shall be referred to as the "Final Net Worth Statement." If Seller and Purchaser are unable, within 30 days from the last day of the Review Period, to agree on the manner in which any item or items should be treated in the preparation of the Final Statement of Assets and Liabilities and Final Net Worth Statement, then all items remaining in dispute shall be submitted to the Neutral Auditor; provided, however, that Purchaser shall have the right to dispute the determination of any such item or items only on the basis of, and to the extent it claims that, in determining such item (i) was not determined in accordance with the Methodologies or (ii) there were mathematical errors in the calculation of such item. The Neutral Auditor shall determine the resolution, based on the criteria referred to in the immediately preceding sentence, of those issues (and only those issues) still in dispute and shall have no jurisdiction to award any other relief. The parties shall notify the Neutral Auditor (if previously designated) of any items remaining in dispute within 45 days from the last day of the Review Period, or if the Neutral Auditor was not previously designated or is unable to serve, promptly request the American Arbitration Association to appoint a Neutral Auditor. The parties shall provide to the Neutral Auditor written summaries of all items in dispute prepared by Purchaser, on the one hand, and Seller, on the other hand within the later of (i) 60 days from the last day of the Review Period or (ii) five days from the appointment of the Neutral Auditor. The Neutral Auditor's determination shall be made as soon as possible, if practicable within 30 days after receipt of the written summaries and shall be set forth in a written statement delivered to Seller and Purchaser and shall be final, binding and conclusive; provided, however, that the dollar amount of each item in dispute shall be determined between the range of dollar amounts proposed by Seller and Purchaser. The Proposed Statement of Assets and Liabilities and Proposed Net Worth Statement, adjusted to give effect to such determination and any other agreement of the parties, shall in that case be referred to as the Final Statement of Assets and Liabilities and Final Net Worth Statement. Each party

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agrees to execute, if requested by the Neutral Auditor, a reasonable engagement letter. One-half of the fees and expenses relating to the work, if any, to be performed by the Neutral Auditor shall be borne by Seller and one-half of such fees and expenses shall be borne by Purchaser. The decision of the Neutral Auditor may be entered and enforced in any court having jurisdiction.

(d)   Within five Business Days after the Final Statement of Assets and Liabilities and the Final Net Worth Statement have been determined:

(i)   if the Adjustment Amount, minus the sum of the Net Reinsurance Premiums, with respect to the Final Statement of Assets and Liabilities and the Final Net Worth Statement as determined in the manner described in Section 2.01(a) exceeds the Adjustment Amount, minus the sum of the Net Reinsurance Premiums, with respect to the Closing Statement of Assets and Liabilities and the Closing Net Worth Statement, Purchaser shall pay to Seller, FGWLA and CLAC cash in an aggregate amount equal to such excess, together with interest thereon from and including the Closing Date to but not including the date of such transfer computed at an annual rate equal to the 90-Day Treasury Rate in effect on the Closing Date; or

(ii)   if the Adjustment Amount, minus the sum of the Net Reinsurance Premiums, with respect to the Closing Statement of Assets and Liabilities and the Closing Net Worth Statement exceeds the Adjustment Amount, minus the sum of the Net Reinsurance Premiums, with respect to the Final Statement of Assets and Liabilities and the Final Net Worth Statement as determined in the manner described in Section 2.01(a), Seller, FGWLA and CLAC shall pay to Purchaser cash in an aggregate amount equal to such excess, together with interest thereon from and including the Closing Date to but not including the date of such transfer computed at the annual rate specified above.

(e)   Purchaser and the Seller Subsidiaries shall use commercially reasonable efforts to collect in the ordinary course of business the Admitted Receivables for the first 18 months after the Closing Date. On the first Business Day that is 18 months after the Closing Date, Purchaser and the Seller Subsidiaries shall assign all Admitted Receivables not then collected in full to Seller. Seller shall pay to Purchaser the aggregate amount reflected in the Final Statement of Assets and Liabilities and the Final Net Worth Statement in respect of the Admitted Receivables minus the amount collected with respect thereto on or prior to such date.

(f)   If, following the determination of the Final Net Worth Statement but prior to 9 months following the Closing Date, Purchaser shall determine that one or more Insurance Contracts that were ceded to Purchaser pursuant to the Indemnity Reinsurance Agreements, or one or more Subsidiary Insurance Contracts, were erroneously not considered by Seller, Purchaser and, if applicable, the Neutral Auditor in the determination of the Final Statement of Assets and Liabilities or the Final Net Worth Statement, Purchaser may deliver to Seller a written notice explaining Purchaser's determination of such error and Purchaser's proposal for an adjustment that should be

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made to the Purchase Price, the Net Reinsurance Premium and/or the Adjustment Amount on account of such determination. Purchaser shall make available to Seller the Books and Records and workpapers used in Purchaser's calculation and such other information as Seller shall reasonably request in considering such notice. Seller and Purchaser shall cooperate in good faith in determining the appropriate adjustment that should be made. If Seller and Purchaser are unable, within 90 days following the date of Purchaser's notice, to resolve any dispute as to the appropriate adjustment, such dispute shall be referred to the Neutral Auditor (or to the American Arbitration Association for the appointment of a Neutral Auditor if necessary), and the Neutral Auditor which shall determine the appropriate resolution of such dispute in accordance with the criteria of this Section 2.03(f) within 30 days from the date of the retention of the Neutral Auditor for this purpose. The procedures for the retention of the Neutral Auditor, its decision and the enforcement thereof set forth in Section 2.03(d) shall apply under this Section 2.03(f) to the extent applicable.

(g)   Cash transferred pursuant to clause (i) or (ii) of Section 2.03(d), Section 2.03(e) and Section 2.03(f) shall be by wire transfer of immediately available funds to one or more accounts specified in writing by the party receiving such funds.

(h)   As additional consideration for the Transferred Assets and the Shares, at the time of each of Purchaser's first 4 monthly payments of fees to Seller under the Transition Services Agreement (the "Monthly Payments"), Purchaser shall pay to Seller $4,000,000 minus the portion of such Monthly Payment due on account of "Corporate Services" as defined in the Transition Services Agreement (unless such portion exceeds $4,000,000). Such payment shall be made in the manner specified in the Transition Services Agreement for the Monthly Payments.

Section 2.04   Additional Adjustment of Purchase Price.

(a)   Post-Closing PP Adjustment.

(i)   As set forth in this Section 2.04, the Purchase Price as finally determined in accordance with Section 2.03 (the "Paid Purchase Price") shall be subject to reduction following the Closing (the "Post-Closing PP Adjustment") based on certain results of the Business, as described below, (A) for the six month period of January 1, 2008 through June 30, 2008, if the Closing occurs prior to August 1, 2008 and (B) for the six month period of April 1, 2008 through September 30, 2008, if the Closing occurs on or after August 1, 2008 (in each case of (A) or (B), the "Relevant Period"); provided, however, that in no event shall the Paid Purchase Price be reduced by more than $200,000,000 (the "Cap") as a result of the Post-Closing PP Adjustment.

(ii)   The Post-Closing PP Adjustment will be determined by comparing the sum of the Risk Margin and the Administration Margin, in each case for the Relevant Period (such sum, the "Actual Results"), to the Benchmark. "Annualized Difference" means (A) the greater of (1) zero and (2) (I) 92.5% of

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the Benchmark minus (II) the Actual Results divided by (B) (1) 0.4453, if the Closing occurs prior to August 1, 2008, and (2) 0.4946, if the Closing occurs on or after August 1, 2008. "Purchase Price Reduction Amount" means the lesser of (A) the Cap and (B) 7 times the Annualized Difference. Examples of this calculation are set forth in Exhibit P.

(b)   Calculation of Purchase Price Reduction Amount.

(i)   Within 90 days after the end of the Relevant Period, Purchaser shall prepare and deliver to Seller a calculation of the Purchase Price Reduction Amount (the "Proposed Calculation of PP Reduction Amount"). Purchaser shall deliver or make available to Seller and its Affiliates upon request copies of all material work papers used as the basis for calculating the Proposed Calculation of PP Reduction Amount. Seller shall have reasonable rights to monitor the preparation of the Proposed Calculation of PP Reduction Amount by Purchaser. Seller and its representatives shall have until the date that is 45 days after the delivery of the Proposed Calculation of PP Reduction Amount (the "PPR Review Period") to review the Proposed Calculation of PP Reduction Amount and all supporting determining papers and documentation and to suggest changes, if any, therein.

(ii)   If Seller and Purchaser are able to agree in writing on the manner in which all items on the Proposed Calculation of PP Reduction Amount should be treated then the resulting statements shall be binding on the parties and the Proposed Calculation of PP Reduction Amount shall be referred to as the "Final Calculation of PP Reduction Amount." If Seller and Purchaser are unable, within 30 days from the last day of the PPR Review Period, to agree on the manner in which any item or items should be treated in the calculation of the Final Calculation of PP Reduction Amount, then all items remaining in dispute shall be submitted to the Neutral Auditor; provided, however, that Seller shall have the right to dispute the determination of any such item or items only on the basis of, and to the extent it claims that, in determining such item (A) was not determined in accordance with the methodologies set forth in this Section 2.04 or (B) there were mathematical errors in the calculation of such item. The Neutral Auditor shall determine the resolution, based on the criteria referred to in the immediately preceding sentence, of those issues (and only those issues) still in dispute and shall have no jurisdiction to award any other relief. The parties shall notify the Neutral Auditor (if previously designated) of any items remaining in dispute within 45 days from the last day of the PPR Review Period, or if the Neutral Auditor was not previously designated or is unable to serve, promptly request the American Arbitration Association to appoint a Neutral Auditor. The parties shall provide to the Neutral Auditor written summaries of all items in dispute prepared by Purchaser, on the one hand, and Seller, on the other hand within the later of (A) 60 days from the last day of the PPR Review Period and (B) five days from the appointment of the Neutral Auditor. The Neutral Auditor's determination shall be made as soon as possible, if practicable within 30 days after receipt of the written summaries and shall be set forth in a written statement

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delivered to Seller and Purchaser and shall be final, binding and conclusive; provided, however, that the dollar amount of each item in dispute shall be determined between the range of dollar amounts proposed by Seller and Purchaser. The Proposed Calculation of PP Reduction Amount, adjusted to give effect to such determination and any other agreement of the parties, shall in that case be referred to as the Final Calculation of PP Reduction Amount. Each party agrees to execute, if requested by the Neutral Auditor, a reasonable engagement letter. One-half of the fees and expenses relating to the work, if any, to be performed by the Neutral Auditor shall be borne by Seller and one-half of such fees and expenses shall be borne by Purchaser. The decision of the Neutral Auditor may be entered and enforced in any court having jurisdiction.

(iii) Within five Business Days after the Final Calculation of PP Reduction Amount has been determined, Seller shall pay to Purchaser cash in an amount equal to the Purchase Price Reduction Amount as reflected in the Final Calculation of PP Reduction Amount. Cash transferred pursuant to this clause (iii) shall be by wire transfer of immediately available funds to an account specified in writing by Purchaser.

Section 2.05   Place and Date of Closing. The Closing shall take place at the offices of Dewey & LeBoeuf LLP, 125 West 55th Street, New York, New York, at 10:00 a.m. New York time on the Closing Date or at such other time or place as the parties may mutually agree.

Section 2.06   Transactions to be Effected at the Closing.

(a)   At the Closing, Seller, FGWLA and CLAC, as applicable, shall execute and deliver to Purchaser, and shall cause their Affiliates (including the Inactive HMOs) to execute and deliver to Purchaser, as applicable: (i) the Seller Indemnity Reinsurance Agreement; (ii) the FGWLA Indemnity Reinsurance Agreement; (iii) the CLAC Indemnity Reinsurance Agreement; (iv) the Seller Administrative Services Agreement; (v) the FGWLA Administrative Services Agreement; (vi) the CLAC Administrative Services Agreement; (vii) the Transition Services Agreement; (viii) the Assumption Agreement; (ix) the Network Licensing Agreement; (x) the Transfer Documents; (xi) the Headquarters Leases; (xii) the Subleases, (xiii) certificates representing the Shares, duly endorsed in blank or accompanied by duly executed instruments of transfer reasonably acceptable to Purchaser; (xiv) the Subsidiary Assumption Agreement and (xv) such other agreements, instruments and documents as are required by this Agreement to be delivered by Seller, FGWLA, CLAC or their Affiliates at the Closing.

(b)   At the Closing, Purchaser shall execute and deliver to Seller, FGWLA and CLAC, as applicable: (i) the Seller Indemnity Reinsurance Agreement; (ii) the FGWLA Indemnity Reinsurance Agreement; (iii) the CLAC Indemnity Reinsurance Agreement; (iv) the Seller Administrative Services Agreement; (v) the FGWLA Administrative Services Agreement; (vi) the CLAC Administrative Services Agreement; (vii) the Transition Services Agreement; (viii) the Assumption Agreement; (ix) the

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Network Licensing Agreement; (x) the Transfer Documents; (xi) the Headquarters Leases; (xii) the Subleases; and (xiii) such other agreements, instruments and documents as are required by this Agreement to be delivered by Purchaser at the Closing.

Section 2.07 Nonassignability of Assets. Notwithstanding anything to the contrary contained in this Agreement, to the extent that the assignment or transfer or attempted assignment or transfer to Purchaser of any Transferred Asset or any benefit arising thereunder or resulting therefrom would require any third party consents or waivers and such consents or waivers shall not have been obtained prior to the Closing, neither this Agreement nor any Ancillary Agreement shall constitute an assignment or transfer, or any attempted assignment or transfer thereof. Following the Closing, for a period of 18 months (the "Consent Period"), the parties shall continue to use their reasonable best efforts, and shall cooperate fully with each other, to obtain promptly such consents or waivers. Pending receipt of such consent or waiver, the parties shall cooperate with each other to effect mutually agreeable, reasonable and lawful arrangements pursuant to the Transition Services Agreement or otherwise designed to provide to Purchaser the benefits of any such Transferred Asset. Once consent or waiver for the assignment or transfer of any such Transferred Asset not assigned or transferred at the Closing is obtained, Seller, FGWLA or CLAC, as applicable, shall assign or transfer such Transferred Asset to Purchaser at no additional cost. In the event that Seller or its Affiliate are unable to provide as a transition service the benefits of such Transferred Asset, or any such Transferred Asset is still not transferred by the end of the Consent Period, Seller shall reimburse Purchaser for an amount equal to Purchaser's incremental costs of replacing such Transferred Asset with a substantially equivalent asset for the same remaining contractual time as such Transferred Asset; such incremental costs are equal to the difference between the cost of the Transferred Asset and the cost of its replacement. Notwithstanding the foregoing sentence, to the extent that Seller is unable to obtain any such required consent with respect to one or more of the Leased Properties prior to the end of the Consent Period, pursuant to the Transition Services Agreement, Seller shall continue to lease the affected Leased Properties for the benefit of Purchaser until such consent is obtained and delivered to Purchaser, or the expiration or termination of the affected Leased Property Lease, whichever is earlier. In the event that, after the Closing, the attempted assignment of any agreement listed in Schedule 1.1(d) proves to be ineffective but the closing contemplated herein for the sale of Shares to which such agreement relates has occurred, Seller shall take such actions in connection with such agreement for the benefit of Purchaser as Purchaser shall direct, to the extent it is reasonable to do so, and Purchaser shall reimburse Seller and its Affiliates for any Losses in connection with such agreement or such actions. For the avoidance of doubt, this Section 2.07 shall not limit the rights of Purchaser under Section 7.05 or of Seller, FGWLA or CLAC under Section 8.05.

Section 2.08 Delayed Approvals. In the event that the Closing has not occurred by December 31, 2008 due to the lack of the receipt of one or more of (i) required approvals from the California Department of Managed Care for the acquisition of control of Great-West Healthcare of California, Inc. by Purchaser, (ii) required approvals from the New York Insurance Department to close the transactions contemplated by this Agreement with regards to the Business of FGWLA, and (iii)

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required approvals from the Canadian Office of the Superintendent of Financial Institutions to close the transactions contemplated by this Agreement with regards to the Business of CLAC (such approvals which have not been obtained, the "Delayed Approvals"), the parties shall negotiate in good faith the possibility of consummating some of the transactions contemplated hereby without, or prior to, closing the transactions subject to the Delayed Approvals.

ARTICLE III

RENEWAL RIGHTS

Section 3.01 Cessation of Renewals. From and after the Non-Renewal Date with respect to each Insurance Contract and Administered Contract written in conjunction with an Insurance Contract (each, a "Related Administered Contract") or such earlier date as requested in writing by Purchaser, Seller, FGWLA and CLAC shall cease renewing the Insurance Contracts and Related Administered Contracts, except (i) with respect to Guaranteed Renewal Contracts that are not terminated by or with the consent of the Contractholders or otherwise terminated in accordance with their terms, (ii) to the extent required by applicable Law or (iii) to honor binding quotes outstanding on such date.

Section 3.02 Renewal Rights.

(a) Seller, FGWLA and CLAC shall provide to Purchaser on the Closing Date a true, complete and correct list of clients which have Insurance Contracts and Related Administered Contracts that are either in-force on the Closing Date or lapsed as of the Closing Date but subject to reinstatement.

(b) In connection with the first policy anniversary or other renewal date of each Insurance Contract and the applicable Related Administered Contract on or after the Non-Renewal Date applicable to such Insurance Contract and Related Administered Contract with respect to which no renewal rate quote is outstanding on such date (or, with respect to such Insurance Contracts and Related Administered Contracts as remain in effect with Seller, FGWLA and CLAC subsequent to such Non-Renewal Date based on renewal rate quotes so outstanding, in connection with the next such policy anniversary or other renewal date), Purchaser shall send, on behalf of Seller, FGWLA and CLAC, as appropriate, (i) to each applicable Contractholder who does not have a Guaranteed Renewal Contract a written notice in a form reasonably acceptable to Seller, notifying such Contractholder of the termination of such Insurance Contract and Related Administered Contract by Seller, FGWLA or CLAC, as applicable, and encouraging such Contractholder to obtain replacement insurance and services with Purchaser and (ii) to each applicable Contractholder who has a Guaranteed Renewal Contract a written notice substantially in a form reasonably acceptable to Seller, encouraging such Contractholder to replace its Guaranteed Renewal Contract and Related Administered Contract with a new insurance policy and services agreement issued by Purchaser.

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(c)   Purchaser shall, in connection with the first policy anniversary date or other renewal date on or after the Non-Renewal Date applicable to each Insurance Contract and the applicable Related Administered Contract with respect to which no renewal rate quote is outstanding on such date (or, with respect to such Insurance Contracts and Related Administered Contracts continued to be written by Seller, FGWLA and CLAC subsequent to such Non-Renewal Date for the reasons set forth in Section 3.01, in connection with the next such policy anniversary), offer to issue a replacement policy and a new services agreement on Purchaser's forms and at Purchaser's rates and subject to Purchaser's underwriting criteria, and Purchaser shall make a good faith effort to place the same in effect. In connection with such replacements, Purchaser shall honor outstanding rate guarantees that are binding on Seller, FGWLA and CLAC.

(d)   From and after the applicable Non-Renewal Date, in connection with any Insurance Contract and applicable Related Administered Contract with respect to which renewal rate quotes or quotes for new business are outstanding on the applicable Non-Renewal Date, Purchaser and Seller, Purchaser and FGWLA or Purchaser and CLAC, as applicable, shall each use its commercially reasonable efforts to actively encourage Contractholders and prospective Contractholders to accept Purchaser in substitution for Seller, FGWLA and CLAC as the issuing carrier and service provider. In the event that a Contractholder or prospective Contractholder should decline to so accept Purchaser and accepts a continuation of its policy and service agreement issued by Seller, FGWLA or CLAC or a new policy and service agreement issued by Seller, FGWLA or CLAC, such policy and service agreement shall nevertheless be subject to the provisions of Section 3.02(b); for the avoidance of doubt, the provisions of Section 3.02(b) shall be applicable to such policy and service agreement on the first anniversary after the date of issuance of such policy and service agreement by Seller, FGWLA or CLAC.

(e)   From and after the Closing, upon the exercise of conversion rights with respect to health coverages under any Insurance Contract, Purchaser and Seller, Purchaser and FGWLA or Purchaser and CLAC, as applicable, shall each use its commercially reasonable efforts to actively encourage individuals exercising such rights to accept Purchaser in substitution for Seller, FGWLA and CLAC as the issuing carrier. For the avoidance of doubt, in the event that an individual should decline to so accept Purchaser the individual conversion policy issued by Seller, FGWLA or CLAC, as applicable, shall constitute an Insurance Contract hereunder and the provisions of Section 3.02(b) shall be applicable to such individual conversion policy on the first anniversary date of issuance of the individual conversion policy.

(f)   For Guaranteed Renewal Contracts or when otherwise required by law, the policy issued by Purchaser that replaces such Insurance Contract shall not, unless otherwise agreed by the applicable Contractholder, exclude from coverage any pre-existing condition occurring after the effective date of the Insurance Contract it replaced; provided, that such pre-existing condition did not preclude coverage under any such existing Insurance Contract.

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(g)   Notwithstanding anything in this Agreement to the contrary, in no event shall Seller, FGWLA or CLAC be obligated under this Agreement to renew any Insurance Contract and applicable Related Administered Contract subsequent to the policy anniversary date of such Insurance Contract or Related Administered Contract following the applicable Non-Renewal Date or to send any notices to Contractholders or otherwise attempt to encourage Contractholders to obtain coverage or services with Purchaser after the second policy anniversary date after the applicable Non-Renewal Date. Notwithstanding the foregoing, Seller, FGWLA and CLAC shall continue to renew the Guaranteed Renewal Contracts for as long as is required pursuant to the terms of such contracts or applicable Law.

(h)   From and after the Closing Date, in connection with the renewal of the Insurance Contracts and Related Administered Contracts by Purchaser, Seller, FGWLA and CLAC shall:

(i)   not object to the cancellation, on a pro rata basis, subject to the consent of the insured, the Contractholder and/or agent thereof, of any existing Insurance Contract which Purchaser desires to write;

(ii)   subject to the Administrative Services Agreements, for two years after the applicable Non-Renewal Date, refrain from filing any withdrawal plans or notices with any insurance regulatory authorities in any state relating to withdrawal from any lines, kinds or classes of insurance business relating to the Insurance Contracts, except as set forth in Schedule 4.05(a)(ii), as required by a change in applicable Law following the date hereof or as requested by a Governmental Entity;

(iii)   subject to the Administrative Services Agreements, for two years after the applicable Non-Renewal Date, refrain from sending out notices of any kind, including notices under HIPAA, to the Contractholders or holders of Administered Contracts relating to withdrawal from any lines, kinds or classes of insurance business, except as set forth in Schedule 4.05(a)(ii), as required by a change in applicable Law following the date hereof or as requested by a Governmental Entity;

(iv)   (1) consult with Purchaser regarding any withdrawal plan or similar filing with a Governmental Entity that Seller, FGWLA or CLAC may wish to file as permitted by the foregoing clauses, and (2) make any such filing in a form reasonably satisfactory to Purchaser, and at a time and in a manner designed to minimize, to the extent practicable, any disruption to the conduct of the Business by Purchaser, including the renewal of the Insurance Contracts and Related Administered Contracts; and

(v)   cooperate with Purchaser in identifying and making available to Purchaser the form filing files and related regulatory approvals of Seller, FGWLA and CLAC with respect to the Business and assist Purchaser in all

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reasonable respects in making "me-too" or similar filings of policy forms of the types included in the Business.

(i)   Seller, FGWLA and CLAC agree that the intent of this Article III is to convey to Purchaser on an exclusive basis all of Seller's, FGWLA's and CLAC's rights, title and interest in the rights to renew the Insurance Contracts and the Related Administered Contracts. Seller, FGWLA and CLAC shall not retain any such renewal rights and shall not sell, assign, transfer or facilitate the transfer of such rights to any third party other than Purchaser.

ARTICLE IIIA

UNRELATED ADMINISTERED CONTRACTS

Section 3A.01 Cessation of Renewals. From and after the Non-Renewal Date, Seller shall cease renewing the Administered Contracts that were issued by Seller not in conjunction with an Insurance Contract (the "Unrelated Administered Contracts"), except to honor renewal fee quotes outstanding on such date, if applicable.

Section 3A.02 Renewal Rights. Purchaser shall, in connection with the first contract anniversary date of each Unrelated Administered Contract selected by Purchaser in its discretion on or after the Non-Renewal Date with respect to which no renewal fee quote is outstanding on such date, if applicable (or, with respect to such Unrelated Administered Contracts renewed by Seller subsequent to the Non-Renewal Date based on renewal fee quotes outstanding on such date, in connection with the next such contract anniversary), offer to issue a replacement contract under terms determined by Purchaser and make a good faith effort to place the same in effect. In connection with such replacements, at Purchaser's request, Seller shall reasonably cooperate with Purchaser in Purchaser's efforts to replace such contracts.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER, FGWLA AND CLAC

Seller, FGWLA and CLAC hereby represent and warrant to Purchaser as follows (it being understood that each of FGWLA and CLAC hereby makes only those representations and warranties that specifically relate to it).

Section 4.01   Organization, Standing and Authority.

(a)   Seller is duly organized, validly existing and in good standing under the Law of Colorado and has the requisite power and authority to carry on the operations of the Business as it is now being conducted by Seller. FGWLA is duly organized, validly existing and in good standing under the Law of New York and has the requisite power and authority to carry on the operations of the Business as it is now being conducted by FGWLA. CLAC is duly organized, validly existing and in good standing

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under the Law of Canada and has the requisite power and authority to carry on the operations of the Business as it is now being conducted by CLAC.

(b)   Each Seller Subsidiary is validly existing and is a corporation or other legal entity duly organized under the Law of the jurisdiction indicated in Schedule 4.01(b) and has the requisite corporate power and authority to carry on its business as now being conducted. Each Seller Subsidiary is duly qualified to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties make such qualification necessary.

(c)   Seller has delivered or made available to Purchaser complete and correct copies of the certificate of incorporation and bylaws (or comparable organizational documents) (as amended to date, the "Organizational Documents") for each of the Seller Subsidiaries. No Seller Subsidiary is in material default under or in material violation of any provision of its Organizational Documents and such Organizational Documents as made available to Purchaser are in full force and effect. The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors) of each Seller Subsidiary are true and complete in all material respects. The stock certificate books and the stock record books of each Seller Subsidiary are correct and complete in all material respects.

Section 4.02   Capitalization. Schedule 4.02 accurately sets forth, with respect to each Seller Subsidiary, (i) the number of and designation of all authorized shares of capital stock and (ii) the number of issued and outstanding shares of capital stock by class, the names of the holders thereof and the number of shares held by each such holder. Such shares have been duly authorized, validly issued and are fully paid and, to the extent applicable, non-assessable and have been issued in compliance with all foreign, federal and state securities laws. Seller and/or one or more Seller Subsidiaries are and shall be on the Closing Date the sole record and beneficial owners and holders of good and valid title to such shares, except as set forth on Schedule 4.02, free and clear of all Liens. Except as listed on Schedule 4.02, no legend or other reference to any purported encumbrance appears on any certificate representing any of such shares. Upon delivery of payment for the Shares as herein provided, Purchaser will acquire good and valid title to the Shares, free and clear of all Liens, other than any Liens arising from acts of Purchaser. Except as set forth in Schedule 4.02, there are no outstanding options, warrants, calls, preemptive or similar rights, commitments or agreements of any kind to which Seller or any of its Subsidiaries is a party, or by which Seller or any of its Subsidiaries is bound, relating to the sale, issuance or voting of, or the granting of rights to acquire, all or any portion of the outstanding shares of capital stock of any Seller Subsidiary, or any securities convertible or exchangeable into or evidencing the right to purchase all or a portion of such shares. There are no outstanding stock appreciation, phantom stock, profit participation, or similar rights with respect to any Seller Subsidiary. There are no voting trusts or other agreements or understandings to which Seller or any of the Seller Subsidiaries is a party with respect to the voting of the outstanding shares of capital stock of the Seller Subsidiaries. There are no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into

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or exercisable for securities having the right to vote) with the holders of such shares on any matter.

Section 4.03   Authorization. Each of Seller, FGWLA, CLAC and, if applicable, their Affiliates has the requisite power and authority to execute, deliver and perform its obligations under this Agreement, each of the Ancillary Agreements to be executed by it and the other agreements, documents and instruments to be executed and delivered in connection with this Agreement or the Ancillary Agreements. The execution and delivery by Seller, FGWLA, CLAC and, if applicable, their Affiliates of this Agreement, the Ancillary Agreements and the other agreements, documents and instruments to be executed and delivered in connection with this Agreement or the Ancillary Agreements by Seller, FGWLA, CLAC and, if applicable, their Affiliates, and the performance by Seller, FGWLA, CLAC and, if applicable, their Affiliates of their respective obligations hereunder and thereunder, have been duly authorized by all necessary corporate action on the part of Seller, FGWLA, CLAC and, if applicable, their Affiliates. This Agreement has been duly executed and delivered by Seller, FGWLA and CLAC and, subject to the due execution and delivery hereof by Purchaser, this Agreement is a valid and binding obligation of Seller, FGWLA and CLAC, respectively, enforceable against Seller, FGWLA and CLAC, as appropriate, in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law). Each Ancillary Agreement and each other agreement, document and instrument to be executed and delivered in connection with this Agreement or the Ancillary Agreements, when executed and delivered by Seller, FGWLA, CLAC and, if applicable, their Affiliates, will be duly executed and delivered by Seller, FGWLA, CLAC and their Affiliates, as applicable, and, subject to the due execution and delivery of such agreements, documents and instruments by the other parties thereto, each Ancillary Agreement and each other agreement, document and instrument to be delivered in connection with this Agreement or the Ancillary Agreements executed by Seller, FGWLA, CLAC or their Affiliates will be a valid and binding obligation of Seller, FGWLA, CLAC or their Affiliates, as applicable, enforceable against Seller, FGWLA, CLAC or their Affiliates, as appropriate, in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 4.04   Non-Contravention. Except as disclosed in Schedule 4.04, the execution and delivery by each of Seller, FGWLA, CLAC and their Affiliates, as applicable, of this Agreement and of the Ancillary Agreements to which it is a party do not, and the consummation by Seller, FGWLA, CLAC and their Affiliates, as applicable, of the transactions contemplated by this Agreement and by such Ancillary Agreements and compliance with the provisions hereof and thereof will not, (i) conflict with any of the provisions of the Organizational Documents of Seller, FGWLA, CLAC, any Seller Subsidiary or any of their Affiliates, as applicable, (ii) conflict with, result in a breach of or default (with or without notice or lapse of, time, or both) under, give rise to a right of

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termination, cancellation or acceleration of any obligation or loss of a benefit under or result in the creation of any Lien (other than Permitted Liens) on any property or asset of Seller, FGWLA, CLAC, any Seller Subsidiary or any of their Affiliates, as applicable, under, any indenture or other agreement, permit, franchise, license or other instrument or undertaking to which Seller, FGWLA, CLAC, any Seller Subsidiary or any of their Affiliates, as applicable, is a party or by which Seller, FGWLA, CLAC, any Seller Subsidiary or any of their Affiliates, as applicable, or any of their respective properties or assets is bound or affected, or (iii) contravene any statute, law, ordinance, rule, regulation, order, judgment, injunction, decree, determination or award applicable to Seller, FGWLA, CLAC, any Seller Subsidiary or any of their Affiliates, as applicable, or any of their respective properties or assets except, with respect to (ii), as would not, individually or in the aggregate, have a Sellers Material Adverse Effect.

Section 4.05   Consents and Approvals.

(a)   There is no requirement applicable to Seller, FGWLA, CLAC, any Seller Subsidiary or any of their Affiliates to make any filing with, or to obtain any Permit, authorization, consent or approval from, any Governmental Entity that is either a health or insurance regulatory authority (i) in order to permit the Closing, except for the filings, permits, authorizations, consents or approvals set forth in Schedule 4.05(a)(i), or (ii) otherwise in connection with the implementation of the transactions contemplated by this Agreement and the Ancillary Agreements, except for the filings, permits, authorizations, consents or approvals set forth in Schedule 4.05(a)(ii).

(b)   There is no requirement applicable to Seller, FGWLA, CLAC or any Seller Subsidiary to make any filing with, or to obtain any Permit, authorization, consent or approval from, any Governmental Entity that is neither a health nor insurance regulatory authority in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, except for the filings, permits, authorizations, consents or approvals as set forth in Schedule 4.05(b).

(c)   There is no requirement applicable to Seller, FGWLA, CLAC or any Seller Subsidiary to obtain any consent or approval from any third party (excluding any Governmental Entity) in connection with the execution or consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, except for the consents, approvals or notices set forth in Schedule 4.05(c), Schedule 4.09, Schedule 4.19(a), and Schedule 4.19(b) and such other consents, approvals, or notices as may be required under the terms of the Business Contracts which are not Material Business Contracts.

Section 4.06   Statement of Assets and Liabilities.

(a)   The December 31 Statement of Assets and Liabilities and December 31 Net Worth Statement were prepared from the Business Books and Records in accordance with the Methodologies. The Statutory Reserves set forth on the December 31 Statement of Assets and Liabilities and the December 31 Net Worth Statement were computed in accordance with the Methodologies and in accordance with commonly accepted actuarial standards consistently applied and are fairly stated in accordance with sound actuarial principles and were based, in all material respects, on actuarial assumptions which were in accordance with those called for in the provisions of the related Insurance Contracts and Reinsured Contracts.

(b)   Attached hereto as Schedule 4.06(b) are copies of the unaudited pro-forma GAAP balance sheets and income statements of the Business as of and for the twelve months ended December 31, 2006 and the six months ended June 30, 2007 (such financial statements, together with the notes thereto, the "Unaudited Financial Statements"). Except as set forth in the notes to the Unaudited Financial Statements, the Unaudited Financial Statements (i) were prepared in accordance with GAAP applied on a consistent basis with the audited GAAP financial statements of Seller for the year ended as of December 31, 2006, and the unaudited consolidated financial statements of Seller for the six months ended June 30, 2007, as applicable, (ii) were prepared using the same data with respect to the Business as was used in preparing the audited GAAP financial statements of Seller for the year ended as of December 31, 2006 and the unaudited financial statements of Seller for the six months ended June 30, 2007, as applicable, and (iii) fairly present in all material respects the combined financial position and the results of operations of the Business for the periods indicated.

(c)   Except for liabilities accrued or reserved against in the Unaudited Financial Statements or incurred in the ordinary course of business since December 31, 2006, the Seller Subsidiaries have not incurred any liabilities, whether absolute, accrued or contingent, of a nature which would, individually or in the aggregate, be required to be reflected on a balance sheet prepared in accordance with GAAP (or disclosed in the notes thereto), except as would not result in a material increase in the aggregate liabilities shown in the Unaudited Financial Statements.

Section 4.07   Insurance Company Subsidiary Financial Statements. Seller has previously delivered or made available to Purchaser true, complete and correct copies of the statutory financial statements of each Insurance Company Subsidiary, as filed with the applicable domestic regulators for the years ended December 31, 2006 and 2005 and for each subsequent quarterly or annual period previously filed (or, in the case of such statements filed after the date hereof, will promptly provide such statements to Purchaser after the filing thereof), together with all exhibits and schedules thereto (the "Insurance Company Subsidiary SAP Statements"). The Insurance Company Subsidiary SAP Statements present (or, when filed, will present) fairly, in all material respects, the respective statutory financial conditions of the Insurance Company Subsidiaries at the respective dates thereof, and the statutory results of operations for the periods then ended in accordance with Applicable SAP applied on a consistent basis throughout the periods indicated and consistent with each other, except as otherwise specifically noted therein.

Section 4.08   Absence of Certain Changes. Except as disclosed in Schedule 4.08, since December 31, 2006, and with respect to Section 4.08(l) since December 31, 2005, Seller, FGWLA and CLAC have conducted the Business, and the Seller Subsidiaries have conducted their businesses, only in the ordinary course consistent with past practice, and since such date, there has not been:

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(a)   any occurrence, development or event that has had or would, individually or in the aggregate, reasonably be expected to have a Sellers Material Adverse Effect;

(b)   any material change in the statutory accounting methods, principles or practices used by Seller, FGWLA or CLAC in connection with the Business or by the Insurance Company Subsidiaries, including but not limited to any material change with respect to establishment of reserves for losses and loss adjustment expenses, except insofar as may be required by a change in Applicable SAP or a change in Law, or, after the date hereof, by any Governmental Entity;

(c)   any increase, other than in the ordinary course of business consistent with past practice or as permitted or required under an existing agreement or as required by applicable Law, in the compensation of, or the value of any pension, retirement allowance, severance or other employee benefit plan, agreement or arrangement applicable to any Business Employee, or, except as provided by Section 6.11(m) or 6.11(n), any establishment of any new Employee Plan applicable to any Business Employee;

(d)   any change in underwriting standards, pricing bases, retention limits, administrative practices or claims practices and standards of Seller, FGWLA, CLAC or the Insurance Company Subsidiaries, other than in the ordinary course of business consistent with past practice;

(e)   any entry into, or material amendment of, a Business Contract or Leased Property Lease, except for any such change (i) as a result of a renewal or expiration or (ii) in the ordinary course of business consistent with past practices;

(f)   any transaction or commitment made, or any material contract or agreement entered into by Seller, FGWLA or CLAC related to the Business or by any Seller Subsidiary (including the acquisition or disposition of any assets) or any relinquishment by Seller, FGWLA or CLAC of any material contract or other right related to the Business or by any Seller Subsidiary of any material contract or other right, other than transactions and commitments in the ordinary course of business consistent with past practices;

(g)   other than in the ordinary course of business consistent with past practice, with respect to the Business, any material forgiveness, cancellation, compromise, waiver or release of any debts, claims or rights;

(h)   other than investment portfolio activities in the ordinary course of business consistent with past practice, any material acquisition or disposition of (i) any asset that otherwise would have been a Transferred Asset upon consummation of the Closing or (ii) any asset of a Seller Subsidiary;

(i)   any entering into or commutation of any reinsurance contract (i) with respect to the Insurance Contracts or Reinsured Contracts by Seller, FGWLA or

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CLAC or (ii) with respect to the Subsidiary Insurance Contracts by any Insurance Company Subsidiary, other than in the ordinary course of business consistent with past practice;

(j)   declared, set aside, made or paid any dividend or other distribution in respect of any shares of capital stock of any Seller Subsidiary or otherwise purchased or redeemed, directly or indirectly, any such shares;

(k)   issued, sold, granted, conferred, awarded, pledged, or otherwise encumbered any shares of capital stock of any Seller Subsidiary;

(l)   any material change in Tax accounting methods, policies or practices, except as required by a change in GAAP or SEC rules, regulations or guidelines or applicable Law, any material Tax election or settlement or compromise of any material Tax liability, any amended material Tax Return or claim for refund filed, any consent to extension of the period of limitations for the payment or assessment of any material Tax, or any closing agreement affecting any material Tax liability or refund entered into, in each case, by any Seller Subsidiary or solely with respect to the Business or the Transferred Assets; or

(m)   any agreement or commitment (contingent or otherwise) to do any of the foregoing.

Section 4.09   Business Contracts. Schedule 4.09 sets forth (i) a list of the Material Business Contracts in effect on the date hereof and (ii) whether consent from a third-party is required to assign each such Material Business Contract to Purchaser. True and complete copies of all Material Business Contracts have been made available to Purchaser for its review. Each Business Contract is in full force and effect and is the valid and binding obligation of each of Seller, FGWLA, CLAC, or each Seller Subsidiary party thereto, as applicable, and, to the Knowledge of Seller, FGWLA and CLAC, each other party thereto, except as the enforceability of any thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law). Except as set forth in Schedule 4.09, none of Seller, FGWLA, CLAC, any Seller Subsidiary or any of their Affiliates or, to the Knowledge of Seller, FGWLA and CLAC, any other Person is (or, with the giving of notice or the lapse of time or both, will be) in violation or breach of or default under any of the Business Contracts in any material respect.

Section 4.10   Business Reinsurance Agreements. Schedule 4.10 sets forth a list of the Business Reinsurance Agreements as of the date hereof. Each of the Business Reinsurance Agreements is in full force and effect and is the valid and binding obligation of Seller, FGWLA, CLAC or each Seller Subsidiary and, to the Knowledge of Seller, FGWLA and CLAC, each other party thereto, except as the enforceability of any thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in

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equity or at law). Except as set forth in Schedule 4.10, none of Seller, FGWLA, CLAC, any Seller Subsidiary or any of their Affiliates, or, to the Knowledge of Seller, FGWLA and CLAC, any other Person is (or, with the giving of notice or the lapse of time or both, will be) in violation or breach of or default under any of the Business Reinsurance Agreements in any material respects. To the Knowledge of Seller, FGWLA and CLAC, there is no event that has occurred which, with the passage of time or the giving of notice, or both, would create a default or breach by Seller, FGWLA, CLAC or any Seller Subsidiary under any Business Reinsurance Agreement. None of the transactions contemplated hereby or by an Ancillary Agreement would, directly or indirectly, cause a default or breach under any Business Reinsurance Agreement. Neither Seller, FGWLA, CLAC, any Seller Subsidiary nor any other party under any Business Reinsurance Agreement has given any notice of termination with respect to any such arrangement or treaty, and, to the Knowledge of Seller, FGWLA and CLAC, there is no dispute under any such arrangement or treaty.

Section 4.11   Transferred Assets. Seller, FGWLA and CLAC, as applicable, have good title to all of the Transferred Assets, free and clear of all Liens, except for Permitted Liens. At the Closing, subject to Section 2.07, Purchaser will acquire the Transferred Assets, free and clear of all Liens, except for Permitted Liens and except for any Liens arising from acts of Purchaser or any of its Affiliates. Each of the Seller Subsidiaries has good title to all of its respective assets, free and clear of all Liens, except for Permitted Liens.

Section 4.12   Litigation; Orders. Except as set forth in Schedule 4.12(a), and except for claims litigation arising under the Insurance Contracts, the Reinsured Contracts, or the ASO Contracts and litigation with Providers, in each case in the ordinary course of business, there is no action, suit, proceeding or arbitration (each, an "Action") pending or threatened in writing against Seller, FGWLA or CLAC (in each case, to the extent relating to the Business) or against any Seller Subsidiary. Except as set forth in Schedule 4.12(b), there are no judgments, decrees, injunctions, or orders of any Governmental Entity or arbitrator or any consent agreements, commitment agreements or similar written agreements entered into between any Governmental Entity and (i) any Seller Subsidiary, but disregarding any such agreement issued prior to the date of acquisition of the Seller Subsidiary and not within the Knowledge of Seller, or (ii) Seller, FGWLA or CLAC, with respect to the Business (each an "Order"), in each case issued after January 1, 2004 or under which Seller, FGWLA, CLAC or any Seller Subsidiary has any continuing obligations. Seller, FGWLA, CLAC and the Seller Subsidiaries have not been advised by any Governmental Entity that it is currently considering issuing or requesting any such Order in the future.

Section 4.13   Compliance with Law.

(a)   Except as disclosed in Schedule 4.13(a), since January 1, 2005 Seller, FGWLA and CLAC have been in compliance with all applicable Law as regards the Business in all material respects, and the Seller Subsidiaries have been in compliance with all applicable Law in all material respects.

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(b)   Since January 1, 2005, neither Seller, FGWLA, CLAC (in each case, to the extent relating to the Business) nor any Seller Subsidiary nor, to the respective Knowledges of Seller, FGWLA or CLAC, any third party service provider acting on behalf of Seller, FGWLA, CLAC (in each case, to the extent relating to the Business) or any Seller Subsidiaries, has received, nor otherwise has any knowledge of, any written notice from any Governmental Entity that (i) alleges any material noncompliance (or that Seller, FGWLA, CLAC or any Seller Subsidiary or any such third party service provider is under investigation or the subject of an inquiry by any such Governmental Entity for such alleged material noncompliance) with any applicable Law, or (ii) asserts any risk-based capital deficiency. Since January 1, 2005, no Governmental Entity has threatened in writing any investigation or inquiry related to any material noncompliance with any applicable Law by Seller, FGWLA, CLAC (in each case, to the extent relating to the Business) or any Seller Subsidiary.

(c)   Except as set forth on Schedule 4.13(c), Seller, FGWLA, CLAC (in each case, to the extent relating to the Business) and the Seller Subsidiaries have filed with the appropriate Governmental Entities, including state health and insurance regulatory authorities and any applicable federal regulatory authorities, all material reports, statements, documents, registrations, filings or submissions required to be filed by them. Except as set forth in Schedule 4.13(c), all such registrations, filings and submissions filed by Seller, FGWLA, CLAC or the Seller Subsidiaries were in compliance in all material respects with applicable Law when filed or as amended or supplemented, and no material deficiencies have been asserted by any Governmental Entity with respect to such registrations, filings or submissions that have not been cured.

(d)   Schedule 4.13(d)(i) sets forth a list of standard contract forms (subject to state variations) utilized by Seller, FGWLA, CLAC and the Insurance Company Subsidiaries in issuing the Insurance Contracts and the Subsidiary Insurance Contracts. Except as set forth on Schedule 4.13(d)(ii), (i) all policy forms, and certificates used in the Business, the forms of all policies and certificates on which Insurance Contracts and Subsidiary Insurance Contracts were written and all amendments, endorsements and riders thereto and (ii) all applications, brochures and marketing materials pertaining thereto have been, in all material respects, approved by all applicable Governmental Entities or filed with and not objected to by such Governmental Entities within the period provided by applicable Law for objection, to the extent required by Law, and comply in all material respects with all requirements of Law. Seller, FGWLA and CLAC in each case, to the extent relating to the Business and the Seller Subsidiaries have, in the aggregate, performed their obligations with respect to the Insurance Contracts and Subsidiary Insurance Contracts, as applicable, in accordance with the terms of the Insurance Contracts and Subsidiary Insurance Contracts, as applicable, in all material respects.

(e)   Except as set forth in Schedule 4.13(e), all premium rates, rating plans and policy terms established or used by Seller, FGWLA, CLAC (in each case, to the extent relating to the Business) or any Insurance Company Subsidiary that are required to be filed with and/or approved by Governmental Entities have been so filed and/or approved in all material respects, the premiums charged conform in all material

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respects to the premiums so filed and/or approved and comply with the insurance Law applicable thereto.

(f)   Seller, FGWLA, CLAC (in each case, to the extent relating to the Business) and the Seller Subsidiaries have implemented policies, procedures and/or programs designed to assure that their agents and employees are in compliance in all material respects with applicable Law

(g)   Except as set forth on Schedule 4.13(f), Seller, FGWLA, CLAC and the Seller Subsidiaries have at all times complied in all material respects with all applicable Law relating to privacy, data protection and the collection and use of personal information and user information gathered, accessed, collected or used in the course of the operations of Seller, FGWLA, CLAC and the Seller Subsidiaries, as applicable, including the applicable provisions of the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") and the Privacy Rule and the Security Rule adopted thereunder. To the respective Knowledges of Seller, FGWLA and CLAC, each of Seller, FGWLA, CLAC and the Seller Subsidiaries have complied in all material respects with the requirements of HIPAA to have agreements with all of its "business associates" (as such term is defined by and as such agreements are required by the Privacy Rule adopted under HIPAA). No Action is pending or threatened in writing against Seller, FGWLA, CLAC or any Seller Subsidiary alleging a violation of any Person's privacy, personal information or data rights. Each of Seller, FGWLA, CLAC and the Seller Subsidiaries have at all times complied in all material respects with all rules, policies and procedures established by Seller, FGWLA, CLAC and the Seller Subsidiaries, as applicable, from time to time and as applicable with respect to privacy, data protection or collection and use of personal information and user information gathered or accessed in the course of the operations of Seller, FGWLA, CLAC and the Seller Subsidiaries. No Action is pending or threatened in writing against Seller, FGWLA, CLAC or any Seller Subsidiary by any Person alleging a violation of such Person's or privacy, personal or confidentiality rights under any such rules, policies or procedures. The consummation of the transactions contemplated herein will not breach or otherwise cause any violation of any Law related to privacy, data protection or the collection and use of personal information and user information gathered or accessed from then current users (at the time of consummation of the transactions contemplated hereunder) in the course of the operations of Seller, FGWLA, CLAC and the Seller Subsidiaries, in each case in any material respect.

(h)   With respect to all personal and user information described in clause (g) above, each of Seller, FGWLA, CLAC and the Seller Subsidiaries has at all times taken all steps reasonably necessary (including implementing and monitoring compliance with adequate measures with respect to technical and physical security) to ensure that such information is protected against loss and against unauthorized access, use, modification, disclosure or other misuse. There has been no unauthorized access to or other misuse of that information that has had or would, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect. Seller, FGWLA, CLAC and the Sellers Subsidiaries, as applicable, maintain systems and procedures reasonably designed to respond to complaints received alleging violation of third party content rights.

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(i)   All forms of Business Contracts with third parties that currently are in use by each of Seller, FGWLA, CLAC and the Seller Subsidiaries conform in all material respects to the requirements of applicable Law.

Section 4.14   Permits. Schedule 4.14 hereto lists (i) all jurisdictions in which each of Seller, FGWLA, CLAC (in each case, to the extent relating to the Business) and the Seller Subsidiaries, as applicable, is licensed, (ii) the authority granted under each such license in each jurisdiction and (iii) all third-party accreditations held by each of Seller, FGWLA, CLAC (in each case, to the extent relating to the Business) and the Seller Subsidiaries. Each of Seller, FGWLA, CLAC (in each case, to the extent relating to the Business) and the Seller Subsidiaries has all Permits (whether or not related to the business of insurance) and third-party accreditations necessary for the conduct of its business as it is currently conducted in each jurisdiction in which Seller, FGWLA, CLAC and the Seller Subsidiaries require such Permits or accreditations. The Business has been and is being conducted in compliance with all such Permits and accreditations in all material respects. Except as set forth in Schedule 4.14, all such Permits and accreditations are in full force and effect, and neither Seller, FGWLA, CLAC nor any Seller Subsidiary has received any written notice of any proceeding or investigation pending or threatened in writing, which would reasonably be expected to lead to the revocation, amendment, failure to renew, limitation, modification, suspension or restriction of any such Permit or accreditation.

Section 4.15   Brokers. No broker, investment banker, financial advisor or other Person, other than Goldman, Sachs & Co., the fees and expenses of which will be paid by Seller, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller, FGWLA, CLAC or any of their Affiliates.

Section 4.16   Employees.

(a)   Seller and FGWLA have made available to Purchaser a true and complete listing of the Business Employees and Subsidiary Employees as of the date hereof (which listing shall be updated by Seller from time to time, as appropriate), including each such Business Employee's and Subsidiary Employee's job title, classification and hire date.

(b)   Except as set forth in Schedule 4.16(b), no union or other labor organization represents or claims to represent the Business Employees or Subsidiary Employees and, to the respective Knowledges of Seller and FGWLA, since January 1, 2005, there have been no union organizing activities among such Business Employees or Subsidiary Employees. Neither Seller nor FGWLA nor any Seller Subsidiary is now bound, nor has at any time during the last five years been bound, by any collective bargaining or similar agreement with any labor organization applicable to the Business Employees or Subsidiary Employees.

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(c)   Seller and FGWLA have made available to Purchaser true and complete copies of all employee manuals or handbooks containing personnel or employee relations policies applicable to Business Employees and/or Subsidiary Employees.

(d)   All persons classified by Seller or its Affiliates as independent contractors satisfy and have at all times satisfied the requirements of applicable Law in all material respects to be so classified. Seller and its Affiliates have in all material respects fully and accurately reported their compensation on IRS Form 1099 when required to do so and have no material obligations to provide benefits with respect to such persons under any Employee Plans or otherwise. Except pursuant to intercompany servicing or third party temporary staffing arrangements, no individuals are currently providing services to any Seller Subsidiary pursuant to a leasing agreement or similar type of arrangements, nor has any Seller Subsidiary entered into any arrangements whereby services will be provided by such individuals. There is no proceeding pending or threatened in writing against Seller, FGWLA or any Seller Subsidiary challenging the classification of any person as an employee or an independent contractor, including any claim for unpaid benefits, for or on behalf of, any such person.

(e)   Seller, FGWLA and the Seller Subsidiaries are in compliance in all material respects with all applicable laws respecting employment and employment practices, including, without limitation, all laws respecting terms and conditions of employment, health and safety, wages and hours, child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers' compensation, labor relations, employee leave issues and unemployment insurance.

(f)   Seller, FGWLA and the Seller Subsidiaries are not and have not been: (i) a "contractor" or "subcontractor" (as defined by Executive Order 11246), (ii) required to comply with Executive Order 11246 or (iii) required to maintain an affirmative action plan; it being nevertheless understood that Seller voluntarily complies with Executive Order 11246.

(g)   Seller, FGWLA and the Seller Subsidiaries are not delinquent in any material respects in payments to any present or former Business Employees or Subsidiary Employees for any services or amounts required to be reimbursed or otherwise paid.

(h)   Except as set forth on Schedule 4.16(h), to the respective Knowledges of Seller and FGWLA, neither Seller nor FGWLA nor any of the Seller Subsidiaries has received (i) notice of any unfair labor practice charge or complaint with respect to it which is still pending before the National Labor Relations Board or any other Governmental Entity against it, (ii) notice of any complaints, grievances or arbitrations with respect to it arising out of any collective bargaining agreement which is still pending, (iii) notice of any charge or complaint with respect to it before the Equal Employment Opportunity Commission or any other Governmental Entity responsible for the prevention of unlawful employment practices which is still pending, (iv) notice of the

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intent of any Governmental Entity responsible for the enforcement of labor, employment, wages and hours of work, child labor, immigration, or occupational safety and health laws to conduct an investigation with respect to it or notice that such investigation is in progress in either case which is still pending, or (v) notice of any lawsuit or other proceeding pending in any forum by or on behalf of any present or former Business Employee or Subsidiary Employee of such entities, any applicant for employment or classes of the foregoing alleging breach of any express or implied contract of employment, any applicable law governing employment or the termination thereof or other discriminatory, wrongful or tortuous conduct in connection with the employment relationship.

(i)   Seller, FGWLA and each Seller Subsidiary are and have been in compliance in all material respects with all notice and other requirements under the WARN Act and any similar foreign, state or local law relating to plant closings and layoffs.

(j)   To the respective Knowledges of Seller and FGWLA, no Business Employee or Subsidiary Employee is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other obligation to a former employer of any such Business Employee or Subsidiary Employee relating (i) to the right of any such Business Employee or Subsidiary Employee to be employed by Seller, FGWLA or any Seller Subsidiary or (ii) to the knowledge or use of trade secrets or proprietary information.

(k)   The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any breach, or obligation to pay any amounts under, any collective bargaining agreement, employment agreement, consulting agreement or any other labor-related agreement to which Seller, FGWLA or any Seller Subsidiary is a party.

Section 4.17   Employee Plans.

(a)   Schedule 4.17(a) contains a list of each Employee Plan. Seller or FGWLA has made available, or has caused the Seller Subsidiaries to make available, to Purchaser the plan documents or other writing constituting each such Employee Plan and the summary plan description for each such Employee Plan (if applicable).

(b)   No Employee Plan is a Multiemployer Plan and since January 1, 2002, neither Seller, FGWLA, the Seller Subsidiaries nor any ERISA Affiliate has had any obligation to contribute to, or has incurred any withdrawal liability with respect to a Multiemployer Plan. No Employee Plan is a "multiple employer plan" described in Section 4063 of ERISA. There is no amount or payment arising from or in connection with any Employee Plan, including any Seller Title IV Plan but excluding any Seller Subsidiary Plan, with respect to which Purchaser is or will be liable to any Person, including any Governmental Entity or any employee of any of Seller, FGWLA or any of

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their ERISA Affiliates. No funding waiver has been requested under section 412 of the Code with respect to any Seller Title IV Plan. There has occurred no non-exempt "prohibited transaction" (within the meaning of section 4975 of the Code or section 406 of ERISA) or breach of any fiduciary duty described in Section 404 of ERISA that would reasonably be expected to result in any material liability, direct or indirect, for Purchaser or any of its Affiliates (including without limitation the Seller Subsidiaries as of and following the Closing) or any officer, director or employee of Purchaser or any of its Affiliates (including without limitation the Seller Subsidiaries as of and following the Closing).

          (c)   Except as set forth in Schedule 4.17(c), with respect to Seller Subsidiary Plans: (i) Seller has provided or has caused the Seller Subsidiaries to provide to Purchaser (in addition those documents contemplated by Section 4.17(a)) (A) if any Seller Subsidiary Plan is funded through a trust or any third party funding vehicle, a copy of the trust or other funding agreement and the latest financial statements thereof, (B) where applicable, Forms 5500 with respect to the two most recently completed plan years, including all related schedules, (C) with respect to each Seller Subsidiary Plan intended to be qualified under section 401(a) of the Code, the most recent determination letter from the Internal Revenue Service, and (D) since the Acquisition Date of the sponsor of any Seller Subsidiary Plan or to the Knowledge of Seller, any correspondence between Seller or any of its Affiliates and any Governmental Entity concerning any issue that could reasonably be expected to result in a material liability to such sponsor; (ii) no Seller Subsidiary Plan provides for post-employment surgical, medical, hospitalization, death or similar benefits (whether or not insured) other than as required under applicable Law; (iii) no Seller Subsidiary Plan is subject to Section 302 or Title IV of ERISA; (iv) each Seller Subsidiary Plan intended to be qualified under section 401(a) of the Code is so qualified, the trusts maintained thereunder are exempt from taxation under section 501(a) of the Code, and no condition exists that would reasonably be expected to adversely affect such qualifications; (v) the execution and the delivery of this Agreement or the consummation of the transactions contemplated hereby will not, alone or with any other event, cause there to be paid any bonuses other compensation or cause the accelerated vesting of benefits or payments under any Seller Subsidiary Plan; (vi) each Seller Subsidiary Plan has been established and maintained in compliance in all material respects with its terms and applicable Law; (vii) each Seller Subsidiary Plan that constitutes a "non-qualified deferred compensation plan" within the meaning of section 409A(d)(1) of the Code has been operated in good faith compliance with section 409A of the Code and the guidance issued thereunder; (viii) neither Seller nor any Seller Subsidiary has incurred any liability for any excise, income or other taxes or penalties with respect to any Seller Subsidiary Plan that would reasonably be expected to result in any liability, direct or indirect, for Purchaser or any of its Affiliates (including without limitation the Seller Subsidiaries as of and following the Closing); and (ix) there are no pending or, to the respective Knowledges of Seller and FGWLA, threatened claims by or on behalf of any Seller Subsidiary Plan, or by or on behalf of any participants or beneficiaries of any Seller Subsidiary Plan or other persons, other than claims for benefits made in the ordinary operation of Seller Subsidiary Plans, and no condition exists which would reasonably be expected to result in the assertion of any such claim.

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Section 4.18   Real Property.

(a)   Schedules 4.18(a)(i) and 4.18(a)(ii) hereto, taken together, set forth a true and complete list and summary description of all Leased Property. All of the leases or subleases of Leased Property including all amendments thereto (the "Leased Property Leases") are valid and in full force and effect in all material respects and all rents and additional rents due to date on each Leased Property Lease have been paid or will be timely paid in accordance with the customary practice permitted by such Leased Property Lease.

(b)   No notice of default which is extant (i.e., not cured within the applicable grace period) has been given by the lessor to the lessee, or by the lessee to the lessor, under any of the Leased Property Leases. None of Seller, FGWLA or any Seller Subsidiary is in material default under any Leased Property Lease and, to the respective Knowledges of Seller and FGWLA, no lessor is in material default under any Leased Property Lease. No event has occurred which, with the passage of time or the giving of notice, or both, would constitute a material default thereunder by Seller or FGWLA or which would entitle any party to any of the Leased Property Leases to exercise any default remedy thereunder or which could result in the termination thereof.

(c)   Seller has delivered to Purchaser or otherwise made available to Purchaser true, correct and complete copies of the Leased Property Leases, together with all amendments, modifications or supplements, if any, thereto.

(d)   Seller, FGWLA or a Seller Subsidiary, as applicable, enjoys peaceful and undisturbed possession in all material respects under all Leased Property Leases.

(e)   To the respective Knowledges of Seller and FGWLA, no notice of violation of any material law, ordinance or administrative regulation (including any zoning or building law) has been received by Seller, FGWLA or any Seller Subsidiary with respect to any Leased Property or the Headquarters. Each Leased Property and the Headquarters is in a state of reasonable maintenance and repair. To the respective Knowledges of Seller and FGWLA, neither the whole nor any portion of any Leased Property or the Headquarters is being condemned or otherwise taken by any public authority, nor has any notice been received of any such condemnation or taking.

(f)   Seller, FGWLA and the Seller Subsidiaries have obtained all material permits required pursuant to any applicable Environmental Laws in connection with the occupancy of the Leased Property pursuant to the Leased Property Leases and the Headquarters, and each of them has operated in compliance in all material respects with applicable Environmental Laws regarding the Leased Property and the Headquarters. Neither Seller, FGWLA or a Seller Subsidiary has received from any Governmental Entity or any Person (i) any written notice of a (nor to the Knowledge of Seller has there been any) violation, alleged violation, non compliance, inquiry, investigation, liability or potential liability regarding compliance with applicable Environmental Laws by any of Seller, FGWLA or a Seller Subsidiary relating to the Leased Property or the Headquarters,

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or (ii) any written demand or claim (A) seeking (nor to the Knowledge of Seller has there been any) payment, contribution, indemnification, remedial action or removal action or (B) alleging (nor to the Knowledge of Seller has there been) any environmental damage or injury to person, property or natural resources, concerning (in the case of (A) or (B)) any of the Leased Real Property, the Headquarters, or any real property formerly owned, leased or operated (in part or in whole) by a Seller Subsidiary.

(g)   None of the Leased Property has been pledged or assigned by Seller, FGWLA or a Seller Subsidiary.

(h)   Neither Seller, FGWLA nor a Seller Subsidiary has given any notice to any landlord under any of the Leased Property Leases indicating that it will not be exercising any extension or renewal options under the Leased Property Leases. All security deposits required under the Leased Property Leases have been paid to and have not been applied in respect of a breach or a default under such Leased Property Lease unless all amounts so applied have been redeposited in full.

(i)   There are currently in effect such insurance policies for each Leased Property and Headquarters as are customarily maintained or required by a tenant or owner, as applicable, with respect to similar properties. All premiums due on such insurance policies have been paid by Seller, FGWLA or a Seller Subsidiary and Seller, FGWLA or a Seller Subsidiary will maintain such insurance policies (or substantially similar substitute coverage) from the date hereof through the Closing Date or earlier termination of this Agreement. Seller, FGWLA or a Seller Subsidiary has not received and has no knowledge of any notice from any insurance company requesting the performance of any work or alteration with respect to any Leased Property or the Headquarters or any portion thereof. Seller, FGWLA or a Seller Subsidiary has received no notice from any insurance company concerning, nor is Seller, FGWLA nor a Seller Subsidiary aware of, any defects or inadequacies in any Leased Property or the Headquarters, which, if not corrected, would result in the termination of insurance coverage or materially increase its cost.

Section 4.19   Computer Software.

(a)   Set forth on Schedule 4.19(a) hereto is a true and complete listing of all material computer software programs and databases used or held for use principally in the conduct of the Business. Schedule 4.19(a) hereto also sets forth whether each such computer software program or database is (i) owned by Seller, FGWLA, CLAC or any Seller Subsidiary (together with any other computer software programs and databases owned by Seller, FGWLA, or CLAC and used or held for use principally in the conduct of the Business, the "Owned Principally Used Software") or (ii) licensed by Seller, FGWLA, CLAC or any Affiliate of Seller from a third party (together with any other computer software programs and databases licensed by Seller, FGWLA, or CLAC and used or held for use principally in the conduct of the Business, the "Licensed Principally Used Software"), and whether consent from a third party to assign the license in the Licensed Principally Used Software to Purchaser is required.

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(b)   Set forth on Schedule 4.19(b) hereto a true and complete listing of all material computer software programs and databases used or held for use both (i) in the conduct of the Business and also (ii) in the conduct of any of the other businesses of Seller, FGWLA, CLAC or any Affiliate of Seller and not used principally in the conduct of the Business. Schedule 4.19(b) hereto also sets forth whether each such computer software program or database is (i) owned by Seller, FGWLA, CLAC or any Affiliate of Seller (together with any other computer software programs and databases owned by Seller, FGWLA, CLAC or any of their Affiliates and used or held for use both (x) in the conduct of the Business and also (y) in the conduct of any other business of Seller, FGWLA, CLAC or any of their Affiliates and not used principally in the conduct of the Business, the "Owned Generally Used Software") or (ii) licensed by Seller, FGWLA, CLAC or any Affiliate of Seller from a third party (together with any other computer software programs and databases licensed by Seller, FGWLA, CLAC or any of their Affiliates and used or held for use both (x) in the conduct of the Business and also (y) in the conduct of any other business of Seller, FGWLA, CLAC or any of their Affiliates and not used principally in the conduct of the Business, the "Licensed Generally Used Software"). Schedule 4.19(b) hereto also sets forth whether consent from a third party is required to provide Purchaser with the right to use each such Licensed Generally Used Software.

(c)   Set forth on Schedule 4.19(c) are all items of Owned Principally Used Software and Licensed Principally Used Software that are not to be licensed, sublicensed, assigned or otherwise transferred to Purchaser ("Excluded Software"). On the Closing Date, except with respect to the Excluded Software and subject to the receipt of all required third party consents or waivers therefor as contemplated by Section 6.05, Purchaser or the Seller Subsidiaries will have (A) exclusive ownership of all rights whatsoever in the Owned Principally Used Software, including all copyright and other rights in its source code, object code, utilities required to compile code, executables, documentation and all copies thereof, free and clear of any royalty or other payment obligations or Liens, (B) pursuant to an assignment of all of Seller's, FGWLA's, CLAC's or any Affiliate of Seller's (other than the Seller Subsidiaries') right to the Licensed Principally Used Software, the right to use, in the same manner in connection with the Business as used by Seller, FGWLA, CLAC or the Seller Subsidiaries prior to the Closing Date the Licensed Principally Used Software licensed by Seller, FGWLA, CLAC or any Affiliate of Seller (other than the Seller Subsidiaries), and (C) pursuant to the Transition Services Agreement, the benefit of the Owned Generally Used Software and the Licensed Generally Used Software as it was used in connection with the Business as used by Seller, FGWLA, CLAC or the Seller Subsidiaries prior to the Closing Date. For the avoidance of doubt, the parties hereto agree that all costs and expenses associated with the matters set forth in clauses (B) and (C) above shall be borne by Seller and Purchaser in accordance with Section 6.05(d).

(d)   With respect to the Owned Principally Used Software, the Owned Generally Used Software, the Licensed Principally Used Software, the Licensed Generally Used Software (other than the Excluded Software), and the Intellectual Property Rights to be transferred, licensed, sublicensed or assigned to Purchaser under this Agreement or any Ancillary Agreement: to the respective Knowledges of Seller,

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FGWLA and CLAC, nothing in such software or Intellectual Property Rights, in whole or in part, infringes the intellectual property rights of any other Person, including rights of copyright, trademark, patent, trade secret or any other proprietary right except for infringements which would not, individually or in the aggregate, have a Sellers Material Adverse Effect; none of Seller, FGWLA or CLAC has received any written notice of any claim that any of such property infringes the intellectual property rights of any third party; such property does not, to the respective Knowledges of Seller, FGWLA and CLAC, contain any disabling devices, Trojan horses, or other embedded mechanisms by which use thereof may be impeded; and except for the fees set forth on Schedules 4.19(e) and 4.20(d) or in the Transition Services Agreement, no such property to be transferred, licensed or assigned hereunder requires any payment for the use of any patent, trade name, service mark, trade secret, trademark, copyright or other intellectual property right or technology owned by any third party.

(e)   Set forth on Schedule 4.19(e) is a true and correct list of all maintenance fees, third party licensing fees and similar charges required to be paid for the use of the material Licensed Principally Used Software and the material Owned Principally Used Software, other than the Excluded Software.

(f)   Seller, FGWLA, CLAC and the Seller Subsidiaries have established and maintain commercially reasonable security programs and are in material compliance with such programs. Seller, FGWLA, CLAC and the Seller Subsidiaries have not had a security breach, with respect to the Business that resulted in or required the notification of customers of the Business of such security breach.

Section 4.20   Intellectual Property Rights.

(a)   Except as set forth in Schedule 4.20(a) and subject to the receipt of all required third party consents or waivers therefor as contemplated by Section 6.05, the execution and delivery of this Agreement by Seller, FGWLA and CLAC, and the consummation of the transactions contemplated hereby, will neither cause Seller, FGWLA, CLAC or any Seller Subsidiary to be in violation or default under any licenses, sub-licenses or other agreements to which Seller, FGWLA, CLAC or any Seller Subsidiary is a party and pursuant to which Seller, FGWLA, CLAC or any Seller Subsidiary is authorized, or has granted rights, to use any Intellectual Property Rights, nor entitle any other party to any such license, sub-license or agreement to terminate or modify such license, sub-license or agreement, except for such violations, defaults, terminations or modifications as would not, individually or in the aggregate, have a Sellers Material Adverse Effect.

(b)   Set forth on Schedule 4.20(b) is a complete and correct list and a brief description (including whether such is licensed or owned and the licensee and owner thereof) of, all Intellectual Property Rights (other than as set forth in Schedules 4.19(a) and 4.19(b)) that are material to the conduct of the Business and, whether material or not, all registrations and applications for registration of any Intellectual Property Rights owned by Seller or its Affiliates.

(c)   All registrations for trademarks, service marks, copyrights, issued patents and domain names included in the Intellectual Property Rights and owned by Seller or its Affiliates are valid and subsisting and in full force and effect, unless otherwise noted on Schedule 4.20(b).

(d)   Schedule 4.20(d) sets forth a list of all licenses and other agreements in which Seller, FGWLA, CLAC or the Seller Subsidiaries has granted another Person (other than an Affiliate of Seller) the right to use any of the Intellectual Property Rights.

(e)   On the Closing Date, Purchaser or the Seller Subsidiaries will have (i) exclusive ownership of all rights whatsoever in the Intellectual Property Rights owned by Seller, FGWLA, CLAC or the Seller Subsidiaries, free and clear of any royalty or other payment obligations or Liens, (ii) pursuant to an assignment of all of Seller's, FGWLA's, CLAC's or any Affiliate of Seller's (other than the Seller Subsidiaries') right to the Intellectual Property Rights owned by any third party, the right to use such intellectual property, in the same manner in connection with the Business as used by Seller, FGWLA, CLAC or the Seller Subsidiaries prior to the Closing Date, and (iii) pursuant to the Transition Services Agreement, the benefit of the use in the same manner in connection with the Business as used by Seller, FGWLA, CLAC or the Seller Subsidiaries prior to the Closing Date, all intellectual property owned by a third party and used or held for use in both the conduct of the Business and also in the conduct of any of the other business of Seller FGWLA, CLAC or any Affiliate of Seller and not used principally in the conduct of the Business. For the avoidance of doubt, the parties hereto agree that all costs and expenses associated with the matters set forth in clauses (ii) and (iii) above shall be borne in accordance with Section 6.05(d).

(f)   To the Knowledge of Seller, FGWLA and CLAC, the conduct of the Business as currently conducted does not infringe or otherwise violate the intellectual property rights of any third party, except for infringements which would not, individually or in the aggregate, have a Sellers Material Adverse Effect.

Section 4.21   Tax Matters. Except as disclosed in Schedule 4.21:

(a)   All material Tax Returns of or relating to the Seller Subsidiaries, the Business or the Transferred Assets required to be filed on or prior to the Closing Date have been timely filed (or will have been timely filed prior to the Closing Date).

(b)   All Tax Returns referred to in paragraph (a) above were true, correct and complete in all material respects when filed.

(c)   All material amounts of Taxes of or relating to the Seller Subsidiaries, the Business or the Transferred Assets required to be paid or withheld under applicable Law have (or by the Closing Date will have) been timely paid or remitted, as appropriate, to the proper Tax Authority except for Taxes that are disclosed in Schedule 4.21 and are being contested in good faith through appropriate proceedings.

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(d)   There is (i) currently not in effect any written agreement that extends the period of assessment or collection of any Taxes of or relating to the Seller Subsidiaries, the Business or the Transferred Assets that has been executed or filed with any Tax Authority and (ii) no power of attorney that is currently in force has been granted with respect to any matter relating to Taxes that could affect any of the Seller Subsidiaries, the Business or the Transferred Assets after the Closing Date.

(e)   No federal, state, local or foreign audit, examination, refund litigation, adjustment, controversy or other administrative proceeding or court proceeding (each a "Tax Contest") exists, is pending, is proposed, or has been initiated or threatened in writing with regard to any material amount of Taxes of or relating to the Seller Subsidiaries, the Business or the Transferred Assets.

(f)   Each of the Seller Subsidiaries is a member of the affiliated group (within the meaning of section 1504(a)(1) of the Code) for which Parent files a federal consolidated income tax return as the common parent (the "Consolidated Group"), and has not been includible in any other federal consolidated income tax return for any taxable period for which the statute of limitations has not expired.

(g)   None of the Seller Subsidiaries has any liability for a material amount of Taxes of any Person (other than any of the Seller Subsidiaries) under Treasury Regulations section 1.1502-6 (or similar provision of state, local, or foreign Law), as a transferee or successor, or (other than as specifically set forth in (A) this Agreement or (B) the Ancillary Agreements) by contract.

(h)   No election has been made by or with respect to any of the Seller Subsidiaries under section 846(e) of the Code.

(i)   Seller has delivered to Purchaser a true and complete copy of all Tax sharing agreements involving any of the Seller Subsidiaries.

(j)   The Seller Subsidiaries have established (and until the Closing Date will maintain) on their books and records reserves adequate to satisfy all liabilities for Taxes that are not yet due and payable and are required to be accrued in accordance with GAAP of each of the Seller Subsidiaries through the Closing Date.

(k)   There are no Tax liens on any of the assets of any of the Seller Subsidiaries or the Business or any of the Transferred Assets other than any Liens for Taxes by Governmental Entities that (i) are not yet due or delinquent, (ii) are disclosed in Schedule 4.21 and are being contested in good faith by appropriate proceedings or (iii) have been accrued or otherwise reflected on the applicable financial statements (in accordance with Applicable SAP or GAAP, as applicable).

(l)   Seller has delivered to Purchaser correct and complete copies of all (i) income and franchise Tax Returns filed by or with respect to the Seller Subsidiaries for the 2004, 2005 and 2006 tax years; and (ii) premium Tax Returns for the 2004, 2005 and 2006 tax years, in each case to the extent that such Tax Returns are in its

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possession. With respect to Tax Returns described in the previous sentence that are not currently in the possession of Seller, Seller shall cooperate with Purchaser in order to deliver such Tax Returns to Purchaser prior to the Closing Date.

(m)   None of the Seller Subsidiaries has any material amount of income reportable for a period ending after the Closing Date but attributable to a transaction not in the ordinary course of business (e.g., resulting from an installment sale) occurring in, or a change in accounting method made for, a period ending on or prior to the Closing Date which resulted in a deferred reporting of a material amount of income from such transaction or from such change in accounting method.

(n)   None of the Seller Subsidiaries has constituted a "distributing corporation" or a "controlled corporation" (within the meaning of section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under section 355 of the Code in the two years prior to the date of this Agreement.

(o)   None of the Seller Subsidiaries has a "policyholders surplus account" within the meaning of section 815 of the Code.

(p)   None of the Seller Subsidiaries maintains a "special loss discount account" or makes "special estimated tax payments" within the meaning of section 847 of the Code.

(q)   As required by applicable Tax law, (A) Seller, FGWLA or CLAC (with respect to the Business or the Transferred Assets) and (B) the Seller Subsidiaries have reported to the Internal Revenue Service all "reportable transactions" (as such term is defined in Treasury Regulations section 1.6011-4). Seller has delivered to Purchaser correct and complete copies of all disclosures described in the preceding sentence.

(r)   Since December 31, 2006, none of (i) Seller, FGWLA or CLAC (with respect to the Business or the Transferred Assets) or (ii) the Seller Subsidiaries, has participated in any "listed transactions" (as such term is defined in Treasury Regulations section 1.6011-4).

(s)   No Seller Subsidiary Plan provides for the payment of any amount which would not be deductible by reason of section 280G of the Code (or any corresponding provision of state, local or foreign Law).

(t)   Written notice has not been received by (A) Seller, FGWLA or CLAC (with respect to the Business or the Transferred Assets) or (B) any Seller Subsidiary from any Tax Authority in a jurisdiction where it does not file a Tax Return asserting that it is subject to Tax by or required to file a Tax Return in that jurisdiction.

(u)   Other than Alta Health & Life Insurance Company, none of the Seller Subsidiaries is a "life insurance company" as defined in section 816 of the Code.

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This Section 4.21 and Section 4.08(l) contain the sole and exclusive representations and warranties provided by Seller, FGWLA and CLAC to Purchaser and its Affiliates with respect to all matters relating to Taxes of Seller, FGWLA, CLAC, the Seller Subsidiaries, the Business and the Transferred Assets.

Section 4.22   Security Deposits. Schedule 4.22 sets forth a true and correct list of all securities deposited by each of the Seller Subsidiaries with Governmental Entities.

Section 4.23   Bank Accounts. Schedule 4.23 sets forth a true and correct list of bank accounts and investment accounts of the Seller Subsidiaries, including the name of each bank or other institution, account numbers, a list of the signatories to such accounts and the names of all persons holding a power of attorney with respect to such accounts.

Section 4.24   Sufficiency of Assets. Except as set forth in Schedule 4.24(a), after giving effect to the transactions provided for under this Agreement, including the rights granted to Purchaser under the Ancillary Agreements, Purchaser will, as respects the Acquired Operations, own, possess, license, lease or, through an enforceable written obligation, have access to, or the benefit of, all assets and contractual rights necessary for the conduct of the Business and the affairs of the Seller Subsidiaries immediately following the Closing in all material respects as conducted on the date of this Agreement. Schedule 4.24(b) lists all Contracts, Intellectual Property Rights and other assets of Seller, FGWLA and CLAC which are used in the Business as presently conducted, are material to the conduct of the Business and not included in the Transferred Assets, the Assigned and Assumed Contracts, the Insurance Contracts, the Assumed Reinsurance Agreements or the Administered Contracts, other than the Excluded Assets, the Owned Generally Used Software, the Licensed Generally Used Software and the Producer Contracts.

Section 4.25   Actuarial Reports. Schedule 4.25 lists all of the actuarial reports which were prepared internally or externally in connection with Seller's, FGWLA's, CLAC's and the Insurance Company Subsidiaries' statutory annual filings since January 1, 2006, and prior to the date of this Agreement, and all attachments, addenda, supplements thereto and Seller, FGWLA and CLAC have delivered or made available to Purchaser complete and accurate copies of all such actuarial reports; provided, however, that with respect to any such actuarial reports with respect to Seller, FGWLA and CLAC, only the portions thereof with respect to the Business of such company have been delivered or made available to Purchaser.

Section 4.26   Disclosure. Each of Seller, FGWLA, CLAC and the Seller Subsidiaries have made all disclosures to Contractholders with respect to compensation paid to Producers to the extent that such disclosures are required to be made by applicable Law, and all such disclosures complied in all material respects with applicable Law when made.

631612.46-New York Server 6A - MSW

Section 4.27 Producer Appointments and Contracts. Schedule 4.27 lists each contract that Seller, FGWLA, CLAC (in each case, to the extent relating to the Business) or any Seller Subsidiary has with a Producer in effect as of the date hereof which resulted, in calendar year 2006, in more than $20,000,000 in direct written premium and premium equivalents (each a "Material Producer Contract"). None of Seller, FGWLA, CLAC or the Seller Subsidiary that is a party to a Material Producer Contract or, to the Knowledge of Seller, FGWLA and CLAC, any other party to such Material Producer Contract is in breach thereof in any material respect.

Section 4.28 Certain Insurance Contracts. Schedule 4.28 lists all Insurance Contracts and Subsidiary Insurance Contracts in force as of the date hereof that (a) are Guaranteed Renewal Contracts, (b) provide for the payment of policy dividends or (c) provide for experience rating.

Section 4.29 Books and Records. The Books and Records are complete and accurate in all material respects.

Section 4.30 Officer and Director Claims. As of the date of this Agreement, except as set forth in Schedule 4.30, no Person is pursuing or, to the Knowledge of Seller, FGWLA and CLAC, is threatening in writing to pursue any Action against any current or former officer or director of the Seller Subsidiaries in his or her capacity as an officer or director of the Seller Subsidiaries, and none of Seller, FGWLA nor CLAC is pursuing or threatening to pursue any Action against any current or former officer or director of the Seller Subsidiaries in his or her capacity as an officer or director of the Seller Subsidiaries.

Section 4.31 Noncompetition Agreements. Except as set forth in Schedule 4.31, none of Seller or any of its Affiliates, including the Seller Subsidiaries, is a party to any Contract, including any Assigned and Assumed Contract, which, by its terms, will restrict Purchaser's or any Seller Subsidiary's rights to compete with other entities, engage in any line of business, or solicit, employ or contract with employees, customers or Providers.

Section 4.32 Insurance Coverage. Schedule 4.32 sets forth a true and complete list of the insurance policies covering the Seller Subsidiaries as of the date of this Agreement. As of the date of this Agreement, none of the Seller Subsidiaries has any claims under review, in dispute or unpaid by any Person providing such insurance coverage to or on behalf of the Seller Subsidiaries, other than workers compensation claims in the ordinary course of business.

Section 4.33 Stop Loss Insurance Contracts. Seller has implemented in all material respects the business plans set forth in the Management Presentation as regards (i) the renewal of Stop Loss Insurance Agreements and (ii) the increase of manual rates applicable to the issuance of new Stop Loss Insurance Agreements.

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ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller, FGWLA and CLAC as follows.

Section 5.01   Organization, Standing and Authority. Purchaser is duly organized, validly existing and in good standing under the Law of Connecticut and has the requisite power and authority to carry on the operations of its businesses as they are now being conducted by Purchaser.

Section 5.02   Authorization. Purchaser has the requisite power and authority to execute, deliver and perform its obligations under this Agreement, each of the Ancillary Agreements to be executed by it and the other agreements, documents and instruments to be executed and delivered in connection with this Agreement or the Ancillary Agreements. The execution and delivery by Purchaser of this Agreement, the Ancillary Agreements to be executed by it and the other agreements, documents and instruments to be executed and delivered in connection with this Agreement or the Ancillary Agreements, and the performance by Purchaser of its obligations hereunder and thereunder, have been duly authorized by all necessary corporate action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser and, subject to the due execution and delivery hereof by Seller, FGWLA and CLAC, this Agreement is a valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law). Each Ancillary Agreement and each other agreement, document and instrument to be executed and delivered in connection with this Agreement or the Ancillary Agreements, when executed and delivered by Purchaser will be duly executed and delivered by Purchaser and, subject to the due execution and delivery of such agreements, documents and instruments by the other parties thereto, each Ancillary Agreement and each other agreement, document and instrument to be delivered in connection with this Agreement or the Ancillary Agreements executed by Purchaser will be a valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 5.03   Non-Contravention. Except as disclosed on Schedule 5.03, the execution and delivery by Purchaser of this Agreement and the Ancillary Agreements to which it is a party do not, and the consummation by Purchaser of the transactions contemplated by this Agreement and by such Ancillary Agreements and compliance with the provisions hereof and thereof will not, (i) conflict with any of the provisions of the Organizational Documents of Purchaser, (ii) conflict with, result in a breach of or default

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(with or without notice or lapse of time, or both) under, give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or result in the creation of any Lien (other than Permitted Liens) on any property or asset of Purchaser under, any indenture or other agreement, permit, franchise, license or other instrument or undertaking to which Purchaser is a party or by which Purchaser or any of its properties or assets is bound or affected, or (iii) contravene any statute, law, ordinance, rule, regulation, order, judgment, injunction, decree, determination or award applicable to Purchaser or any of its subsidiaries or any of its properties or assets, except, with respect to (ii), as would not, individually or in the aggregate, have a Purchaser Material Adverse Effect.

Section 5.04   Compliance with Law.

(a)   Except as disclosed in Schedule 5.04(a), since January 1, 2005 Purchaser has been in compliance with all Law, except where the failure to be in compliance would not, individually or in the aggregate, have a Purchaser Material Adverse Effect.

(b)   Except as disclosed in Schedule 5.04(b) or as would not have a Purchaser Material Adverse Effect, since January 1, 2005, Purchaser has not received, nor otherwise has any Knowledge of, any written notice from any Governmental Entity that (i) alleges any material noncompliance (or that Purchaser is under investigation or the subject of an inquiry by any such Governmental Entity for such alleged material noncompliance) with any applicable Law, or (ii) asserts any risk-based capital deficiency.

Section 5.05   Consents and Approvals.

(a)   There is no requirement applicable to Purchaser or any of its Affiliates to make any filing with, or to obtain any Permit, authorization, consent or approval from, any Governmental Entity that is either a health or insurance regulatory authority in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, except for the filings, permits, authorizations, consents or approvals set forth in Schedule 5.05(a).

(b)   There is no requirement applicable to Purchaser to make any filing with, or to obtain any Permit, authorization, consent or approval from, any Governmental Entity that is neither a health nor insurance regulatory authority in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, except for the filings, permits, authorizations, consents or approvals as set forth in Schedule 5.05(b).

(c)   There is no requirement applicable to Purchaser to obtain any consent or approval from any third party (excluding any Governmental Entity) in connection with the execution or consummation of the transactions contemplated by this Agreement, except for the consents, approvals or notices set forth in Schedule 5.05(c) and such other consents, approvals, authorizations, declarations, filings or notices the failure to obtain or make which, in the aggregate, would not have a Purchaser Material Adverse Effect.

Section 5.06   Brokers. No broker, investment banker, financial advisor or other Person, other than Banc of America Securities LLC, the fees and expenses of which will be paid by Purchaser, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser or any of its Affiliates.

Section 5.07   Ratings. Purchaser has an A.M. Best claims paying rating of at least A- and a Standard & Poor's Corporation rating of at least BBB+, and Purchaser has received no notification that its A.M. Best claims paying rating will be downgraded below A- or that its Standard & Poor's Corporation rating will be downgraded below BBB+ as a result of the consummation of the transaction contemplated hereby.

Section 5.08   Licenses and Franchises. Except as listed on Schedule 5.08 and for policy form, rate and similar approvals and small group market approvals, after acquiring the Seller Subsidiaries, Purchaser will have all Permits necessary to (a) conduct the Business in the manner and in the jurisdictions in which the Business is presently being conducted; and (b) perform its obligations under this Agreement and each Ancillary Agreement. All such Permits are valid and in full force and effect, and Purchaser is not operating under any formal or informal agreement or understanding with any Governmental Entity which restricts its authority in a manner that would materially limit its ability to so conduct the Business or to perform its obligations under this Agreement or any Ancillary Agreement. Except as listed on Schedule 5.08, no material violations exist in respect of any such license or authorization and no investigation or proceeding is pending or, to the Knowledge of Purchaser, threatened, that would be reasonably likely to result in the suspension, revocation or material limitation or restriction of any such license or authorization and, to the Knowledge of Purchaser, there is no reasonable basis for the assertion of any such violation or the institution of any such proceeding or investigation.

Section 5.09   Purchaser Financial Statements. Purchaser has previously delivered to Seller, FGWLA and CLAC true, complete and correct copies of the statutory financial statements of Purchaser as filed with the Insurance Department of the State of Connecticut, for the years ended December 31, 2006 and 2005 and for the calendar quarter ended March 31, 2007, together with all exhibits and schedules thereto (the "Purchaser SAP Statements"). The Purchaser SAP Statements present fairly, in all material respects, the statutory financial condition of Purchaser at the respective dates thereof, and the statutory results of operations for the periods then ended in accordance with Applicable SAP applied on a consistent basis throughout the periods indicated and consistent with each other, except as otherwise specifically noted therein.

Section 5.10   Absence of Certain Changes. Since December 31, 2006, there has not been any change, event, occurrence, circumstance, fact or other matter that

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has had or would, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect.

Section 5.11 Sufficient Funds. Purchaser has or will have at Closing sufficient surplus and funds available (through existing credit arrangements or otherwise) to pay the amounts required by Article II, to assume the Assumed Liabilities and to pay all fees and expenses related to the transactions contemplated by this Agreement that are the obligation of Purchaser.

Section 5.12 Investment Intent. The Shares will be acquired by Purchaser for its own account and not with a view to, or for sale in connection with, any distribution thereof. Purchaser will refrain from transferring or otherwise disposing of any of the Shares, or any interest therein, in such manner as to violate any registration provision of any applicable federal or state securities law regulating the disposition thereof.

ARTICLE VI

COVENANTS

Section 6.01 Conduct of Business.

(a) Except as set forth on Schedule 6.01(a) or as otherwise contemplated by this Agreement, during the period from the date of this Agreement to the Closing Date, Seller, FGWLA and CLAC (1) shall carry on the Business only in the ordinary course of business consistent with past practice, (2) shall use their reasonable best efforts to preserve intact the present business organization and operations of the Business, to keep available the services of the Business Employees and to preserve their relationships with Governmental Entities, licensors, producers, Providers, customers and others having business relationships with the Business and (3) shall not without the prior consent of Purchaser:

(i) make any change in the Tax or statutory accounting methods, principles or practices used by Seller, FGWLA or CLAC in connection with the Business, including but not limited to any change with respect to establishment of reserves for losses and loss adjustment expenses, except insofar as may be required by a change in Applicable SAP or as may be required by Law or any Governmental Entity;

(ii) pay, discharge, compromise or satisfy any material claims, liabilities or obligations associated with the Business other than the payment, discharge, compromise or satisfaction of claims, liabilities or obligations in the ordinary course of the business consistent with past practice;

(iii) make, with respect to the Business, any loans or advances to, or investments in any Person other than in the ordinary course of business consistent with past practice;

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(iv)   amend in any material respect, assign or terminate any Ceded Reinsurance Agreement or enter into any new reinsurance or retrocession agreements with respect to the Business, except in the ordinary course of business consistent with past practice;

(v)   amend in any material respect, assign or terminate any Assigned and Assumed Contract or Administered Contract, except in the ordinary course of business consistent with past practice;

(vi)   sell, dispose of, transfer, guarantee, mortgage or encumber any asset that would otherwise be a Transferred Asset, except in the ordinary course of business consistent with past practice;

(vii)   increase, other than in the ordinary course of business consistent with past practice or as permitted or required by an existing agreement or as required by applicable Law, the compensation of, or the value of any pension, retirement allowance, severance or other employee benefit plan, agreement or arrangement applicable to any Business Employee, or establish any new Employee Plan applicable to any Business Employee;

(viii)   (A) make any change in underwriting standards, pricing bases, retention limits, administrative practices or claims practices and standards used in connection with the Business, other than in the ordinary course of business consistent with past practice, or (B) make any material change that would relax the standards in pricing and underwriting procedures for the issuance or renewal of Insurance Contracts and Reinsured Contracts or the standards by which Insurance Contracts or Reinsured Contracts are administered or monitored;

(ix)   permit, allow, or suffer any assets which will be Transferred Assets upon consummation of the Closing to be subjected to any Lien other than Permitted Liens;

(x)   incur any long-term indebtedness that would be required hereunder to be assumed by Purchaser;

(xi)   enter into any collective bargaining agreement with respect to the Business or involving Business Employees or Corporate Employees except insofar as may be required by applicable law;

(xii)   cancel any debts or waive any material claims or rights relating to any assets which will be Transferred Assets upon consummation of the Closing, other than in the ordinary course of business consistent with past practice;

(xiii)   enter into any agreement containing any provision or covenant that would on or after the Closing directly limit Purchaser's or its Affiliates' ability to (i) sell any products or services of or to any other Person, (ii) engage in the Business or (iii) compete with or to obtain products or services from

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any Person or limiting the ability of any person to provide products or services relating to the Business;

(xiv) enter into any Contract not entered into the ordinary course of business consistent with past practice and which, if in effect on the date hereof, would constitute a Material Business Contract;

(xv) make any filings with any Governmental Entities in any state relating to the withdrawal from any lines, kinds or classes of insurance business included in the Insurance Contracts, except as required by a change in applicable Law following the date hereof or as requested by a Governmental Entity;

(xvi) with respect to the Insurance Contracts and the Reinsured Contracts, reduce rates, fail to implement actuarially based rate increases, extend existing policy terms, accelerate renewals, or take any other actions similar to the foregoing, in each case other than in the ordinary course of business consistent with past practice;

(xvii) cease providing any services to the Business that are provided to the Business as of the date hereof;

(xviii) take any action which would be contrary to the representation set forth in Section 4.08(l) had such action occurred prior to the date hereof; or

(xix) commit or agree to take any of the foregoing actions.

(b) Except as set forth on Schedule 6.01(b) or as otherwise contemplated by this Agreement, during the period from the date of this Agreement to the Closing Date, Seller shall cause the Seller Subsidiaries (i) to carry on their respective businesses only in the ordinary course of business consistent with past practice and (ii) use their reasonable best efforts to preserve intact their respective present business organizations and operations, to keep available the services of the Subsidiary Employees and to preserve their respective relationships with Governmental Entities, licensors, Providers, customers and others having business relationships with the Seller Subsidiaries, and Seller shall not permit any Seller Subsidiary to, without the prior consent of Purchaser:

(i) make any change in the Tax or accounting methods, principles or practices used by such Seller Subsidiary, including but not limited to any change with respect to establishment of reserves for losses and loss adjustment expenses maintained by the Insurance Company Subsidiaries, except insofar as may be required by a change in Applicable SAP or generally accepted accounting principles, or as may be required by Law or any Governmental Entity;

(ii) pay, discharge, compromise or satisfy any material claims, liabilities or obligations other than the payment, discharge, compromise or

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satisfaction of claims, liabilities or obligations in the ordinary course of the business consistent with past practice;

(iii)   make any material capital expenditure, except (A) expenditures in the ordinary course of business consistent with past practice and (B) as would not reduce non-cash assets of the business of such Seller Subsidiary;

(iv)   amend in any material respect, assign or terminate any reinsurance or retrocession agreement or enter into any new reinsurance or retrocession agreements, except in the ordinary course of business consistent with past practice;

(v)   make any change in underwriting standards, pricing bases, retention limits, administrative practices or claims practices and standards other than in the ordinary course of business consistent with past practice;

(vi)   (A) sell, dispose of, transfer, guarantee, mortgage or encumber any assets, other than in the ordinary course of business consistent with past practice or (B) terminate, modify or change in any material respect any material contract, other than in the ordinary course of business consistent with past practice;

(vii)   (A) permit or allow any assets to become subject to any Liens except Permitted Liens or, (B) waive any material claims or rights relating to its business;

(viii)   declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its outstanding capital stock;

(ix)   issue, sell, grant, repurchase or redeem any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities;

(x)   amend its organizational documents;

(xi)   (A) incur any indebtedness for borrowed money or guarantee or otherwise become responsible for any such indebtedness of another person or (B) make any loans, advances or capital contributions to, or investments in, any other person, other than purchases of investment assets in the ordinary course of business consistent with past practice;

(xii)   enter into any collective bargaining agreement, except insofar as may be required by applicable Law;

(xiii)   cancel any debts or waive any material claims or rights relating to any assets of such Seller Subsidiary, other than in the ordinary course of business consistent with past practice;

(xiv)   enter into any agreement containing any provision or covenant that would on or after the Closing directly limit Purchaser's or its Affiliates' ability to (A) sell any products or services of or to any other Person, (B) engage in the business of such Seller Subsidiary or (C) compete with or to obtain products or services from any Person or limiting the ability of any person to provide products or services relating to the business of such Seller Subsidiary;

(xv)   enter into any Contract not entered into in the ordinary course of business consistent with past practices and which, if in effect on the date hereof, would constitute a Material Business Contract;

(xvi)   make any filings with any Governmental Entities in any state relating to the withdrawal of any licenses held by such Seller Subsidiary, except as required by a change in applicable Law following the date hereof or as requested by a Governmental Entity;

(xvii)   acquire (A) any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (B) any assets that are material, individually or in the aggregate, to such Seller Subsidiary, other than purchases of investment assets in the ordinary course of business consistent with past practice;

(xviii)   increase, other than in the ordinary course of business consistent with past practice or as permitted or required by an existing agreement or as required by applicable Law, the compensation of, or the value of any pension, retirement allowance, severance or other employee benefit plan, agreement or arrangement applicable to any Subsidiary Employee, or establish any new Employee Plan applicable to any Subsidiary Employee;

(xix)   not take any action which would be contrary to the representation set forth in Section 4.08(l) had such action occurred prior to the date hereof; or

(xx)   commit or agree to take any of the foregoing actions.

Section 6.02   Exclusivity. From and after the date of this Agreement, Seller, FGWLA, CLAC and their Affiliate shall not, directly or indirectly, through any director, officer, employee, shareholder, financial advisor, representative or agent of such Person (i) solicit, initiate, aid or encourage (including by way of furnishing information or advice) or take any other action to facilitate any inquiries or proposals that constitute, or could reasonably be expected to lead to, a proposal or offer for a merger, consolidation, amalgamation, business combination, sale or transfer of assets or properties, sale of shares of capital stock (including by way of a tender or exchange offer), or similar

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transaction involving any part of the Acquired Operations (an "Acquisition Proposal"), (ii) engage in negotiations or discussions with any Person (or group of Persons) other than Purchaser or its advisors (an "Alternate Bidder") concerning, or provide any nonpublic information or advice to any Person relating to, any Acquisition Proposal, (iii) continue any prior discussions or negotiations with any Alternate Bidder concerning any Acquisition Proposal or (iv) accept, or enter into any contract (whether or not contingent upon consummation of the transactions contemplated by this Agreement) concerning, any Acquisition Proposal with any Alternate Bidder or consummate any Acquisition Proposal other than as contemplated by this Agreement. In the event that any of Seller, FGWLA, CLAC or their Affiliate receives an Acquisition Proposal, the Person receiving such Acquisition Proposal shall promptly notify Purchaser of such proposal and provide a copy thereof (if in written or electronic form) or, if in oral form, a written summary of the terms and conditions thereof, including the names of the interested parties. Seller, FGWLA, CLAC and their Affiliate shall request that all Alternate Bidders who executed a confidentiality agreement in connection with the consideration of a possible Acquisition Proposal (each a "Seller Confidentiality Agreement") return, or destroy, all confidential information heretofore furnished to such Alternate Bidder by or on behalf of Seller, FGWLA, CLAC, the Seller Subsidiaries or their Affiliates subject to the terms of such Seller Confidentiality Agreement.

Section 6.03   Access to Information; Confidentiality. Seller, FGWLA and CLAC shall, upon reasonable notice, afford to Purchaser and to the officers, employees, counsel, financial advisors, accountants, actuaries and other representatives of Purchaser reasonable access during normal business hours during the period prior to the Closing Date to the Books and Records and the other Transferred Assets and, during such period, shall furnish as promptly as practicable to Purchaser such information concerning the Acquired Operations as Purchaser may from time to time reasonably request. Purchaser agrees that they will hold, and will cause their Affiliates and each of their respective directors, officers, employees, partners, counsel, financial advisors, accountants, actuaries and other representatives and Affiliates to hold, any information so obtained in confidence to the extent required by, and in accordance with, the provisions of the Confidentiality Agreement, dated April 25, 2007 (the "Confidentiality Agreement"), between Seller and CIGNA Corporation.

Section 6.04   Reasonable Best Efforts. Upon the terms and subject to the conditions and other agreements set forth in this Agreement, each of the parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, as promptly as practicable (subject to Section 6.05(e)), the transactions contemplated by this Agreement or any Ancillary Agreement.

Section 6.05   Consents, Approvals, Filings and Costs.

(a)   Seller, FGWLA, CLAC and Purchaser will make and cause their respective Affiliates to make all necessary filings as soon as practicable, including any filing required under state insurance Law, in order to facilitate prompt consummation

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of the transactions contemplated by this Agreement or any Ancillary Agreement. In addition, Seller, FGWLA, CLAC and Purchaser will each use their reasonable best efforts, and will cooperate fully with each other to obtain as promptly as practicable all necessary consents, approvals, permits or authorizations of Governmental Entities and consents or waivers of all third parties necessary or advisable for the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement. Each of Seller, FGWLA, CLAC and Purchaser shall use their reasonable best efforts to provide such information and communications to Governmental Entities as such Governmental Entities may reasonably request.

(b)   Seller and Purchaser will, as promptly as practicable, file, or cause to be filed, Notification and Report Forms under the HSR Act with the Federal Trade Commission (the "FTC") and the Antitrust Division of the United States Department of Justice (the "Antitrust Division") in connection with the transactions contemplated by this Agreement, and will use their respective reasonable best efforts to respond as promptly as practicable to all inquiries received from the FTC or the Antitrust Division for additional information or documentation and to cause the waiting periods under the HSR Act to terminate or expire at the earliest possible date. Seller and Purchaser will each furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of necessary filings or submissions to any governmental or regulatory agency, including, without limitation, any filings necessary under the provisions of the HSR Act.

(c)   Each of the parties shall notify the other party and keep it advised as to the status of all applications to, communications with and proceedings before, Governmental Entities in connection with the transactions contemplated by this Agreement.

(d)   The parties agree that any costs and expenses payable to third parties (other than the respective agents, representatives, counsel, financial advisors, actuaries and accountants of the parties to this Agreement) in connection with the procurement of any consents or waivers of third parties (other than Governmental Entities) necessary or advisable for the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement (whether such costs and expenses are incurred prior to the Closing or after the Closing pursuant to Section 2.07), including any consents or waivers for the assignment or transfer to Purchaser of any Transferred Asset, shall be borne one half by Seller and one half by Purchaser. Without limiting the foregoing, the parties hereto agree that Seller and Purchaser shall bear equally (i) all costs and expenses payable to third parties (other than the respective agents, representatives, counsel, financial advisors, actuaries and accountants of the parties to this Agreement) in connection with the assignment of the Licensed Principally Used Software contemplated by clause (B) of Section 4.19(c), and (ii) all costs and expenses payable to third parties (other than the respective agents, representatives, counsel, financial advisors, actuaries and accountants of the parties to this Agreement) (a) in connection with the procurement of any consents or waivers of third parties necessary or advisable for Seller to provide to Purchaser or a Seller Subsidiary use of the Licensed Generally Used Software pursuant to the Transition Services Agreement, as contemplated by clause (C) of Section 4.19(c), or

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(b) in providing to Purchaser or a Seller Subsidiary such use of the Licensed Generally Used Software, including any increase in costs and expenses to Seller or Seller's Affiliates as a result of providing such use of the Licensed Generally Used Software. In lieu of procuring any consent or waiver described in this Section 6.05(d), until (but not after) the end of the Consent Period, Seller may, in cooperation with Purchaser, obtain for Purchaser or the applicable Seller Subsidiary a substantially equivalent replacement for the Transferred Asset, license, contract, lease or other right whose assignment requires such consent or waiver, and the cost of such replacement shall be borne one half by Seller and one half by Purchaser, but only if Seller has reasonably determined that the cost of such replacement is less than the cost of procuring such consent or waiver. For the avoidance of doubt, any cost or expenses in connection with the procurement of any consents or waivers of third parties to be borne by any Seller Subsidiary on or following the Effective Date and not taken into account in the Final Net Worth Statement shall be treated as having been borne by Purchaser.

(e)   Notwithstanding anything herein to the contrary, no party shall be obligated to take or refrain from taking or to agree to it, its Affiliates or the Acquired Operations taking or refraining from any action or to suffer to exist any restriction or requirement which would, individually or together with all other such actions, restrictions or requirements, reasonably be expected to result in a material negative effect on the benefits, taken as a whole, which such party could otherwise reasonably expect to derive from the consummation of the transactions contemplated hereby had such party not been obligated to take or refrain from or to agree to the taking or refraining from such action or suffer to exist such restriction or requirement, excluding the effects of any such restriction or requirement that (i) is customary for the applicable Governmental Entity to impose in transactions of the type of transaction contemplated hereby, (ii) results from any business plans of Purchaser with respect to any of the Acquired Operations that materially change the existing business plan of such part of the Acquired Operations or (iii) results from any prior activities of Purchaser or any of its Affiliates unrelated to the transactions contemplated under this Agreement or the Business ("Negative Condition").

(f)   Notwithstanding anything herein to the contrary, the cost and expenses in connection with the arrangements listed in Schedule 6.05(f) shall be allocated as described in such schedule.

Section 6.06   Representations and Warranties. From the date hereof through the Closing Date (a) Seller, FGWLA, CLAC and their Affiliates shall use their reasonable best efforts to conduct their affairs in such a manner so that except as otherwise contemplated or permitted by this Agreement, the representations and warranties contained in Article IV shall continue to be true, complete and correct on and as of the Closing Date as if made on and as of the Closing Date, except for representations and warranties that are expressly stated to be made as of an earlier date; (b) Purchaser shall use its reasonable best efforts to conduct its affairs in such a manner so that, except as otherwise contemplated or permitted by this Agreement, the representations and warranties contained in Article V shall continue to be true and correct on and as of the Closing Date as if made on and as of the Closing Date, except for

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representations and warranties that are expressly stated to be made as of an earlier date; (c) Seller, FGWLA or CLAC shall notify Purchaser promptly of any event, condition or circumstance, to the respective Knowledges of Seller, FGWLA or CLAC, occurring from the date hereof through the Closing Date that would constitute a violation or breach of this Agreement by Seller, FGWLA or CLAC; and (d) Purchaser shall notify Seller, FGWLA and CLAC promptly of any event, condition or circumstance, to the Knowledge of Purchaser, occurring from the date hereof through the Closing Date that would constitute a violation or breach of this Agreement by Purchaser.

Section 6.07   Notification. From the date hereof through the Closing Date, Seller, FGWLA, CLAC and Purchaser shall each promptly notify the others and keep them advised as to (i) any litigation or administrative proceeding pending and known to it or, to its Knowledge, threatened in writing which challenges or seeks to restrain or enjoin the consummation of any of the transactions contemplated hereby and (ii) the occurrence of any event that would, individually or in the aggregate, reasonably be expected to have a Sellers Material Adverse Effect or Purchaser Material Adverse Effect.

Section 6.08   Further Assurances. On and after the Closing Date, each of Seller, FGWLA, CLAC and Purchaser shall take all reasonably appropriate action and execute any additional documents, instruments or conveyances of any kind which may be reasonably necessary to carry out any of the provisions of this Agreement or consummate any of the transactions contemplated by this Agreement.

Section 6.09   Expenses. Except as otherwise specifically provided in this Agreement, the parties to this Agreement shall bear their respective expenses incurred in connection with the preparation, execution and performance of this Agreement and consummation of the transactions contemplated hereby, including all fees and expenses of agents, representatives, counsel, financial advisors, actuaries and accountants.

Section 6.10   Resources. Each party shall have and maintain, from the date hereof and during the terms of the Transition Services Agreement, the Indemnity Reinsurance Agreements and the Administrative Services Agreements, sufficient expertise, trained personnel, resources, systems, controls and procedures (financial, legal, accounting, administrative or otherwise) as may be necessary or appropriate to discharge its obligations after Closing under the terms of this Agreement, the Transition Services Agreement, the Indemnity Reinsurance Agreements, the Administrative Services Agreements or any other Ancillary Agreement. Without limiting the foregoing, none of Seller, FGWLA, CLAC, Purchaser or any of their respective Affiliates shall fail to maintain in full force and effect all Permits, including form and rate filings, necessary for the performance of its obligations under this Agreement or any Ancillary Agreement.

Section 6.11   Employees and Employee Benefits.

(a)   For purposes of this Section 6.11, and except as otherwise agreed upon in writing by the parties or as reflected in the final list described in the last sentence of this Section 6.11(a), "Business Employees" shall mean the individuals listed

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in Schedule 6.11(a)(1) and "Corporate Employees" shall mean the individuals described on Schedule 6.11(a)(2) and such other employees of the Seller's corporate division that the parties hereto agree to in writing. Such list on Schedule 6.11(a)(1) shall consist of all active employees in the Healthcare Division (including all employees on approved leaves of absence or on short-term disability but excluding those employees or former employees receiving long-term disability benefits). Schedule 6.11(a)(1) shall be updated by Seller at least monthly between the date of this Agreement and the Closing Date, and no later than five days prior to the Closing Date, to add new hires whose employment is in the Healthcare Division and to remove individuals who have terminated employment or service (it being understood that an individual absent due to vacation, holiday or an approved leave of absence shall not be deemed to have terminated employment or service) or whose employment or service is no longer in the Healthcare Division.

(b)   As provided in Section 6.11(j), after the Employment Commencement Date, Seller shall not be responsible for wages, salaries and other benefits for Business Employees with respect to their services as employees of Purchaser for periods as of and after the Employment Commencement Date, it being understood that with respect to Business Employees whose Employment Commencement Date occurs after the Closing Date, such Business Employees shall remain employed by Seller or its Affiliates and shall be seconded to Purchaser on the terms and conditions set forth in the Employee Lease Agreement until the Employment Commencement Date for such Business Employees. The Employment Commencement Date may be different dates for different Business Employees.

(c)   Prior to the earliest anticipated Closing Date, Purchaser shall deliver to each Business Employee (except for Business Employees who are offered Replacement Retention Agreements and fail to enter into such agreements) an offer of employment with Purchaser or one of its Affiliates to be effective upon the Employment Commencement Date on terms (except as provided in this Section 6.11) that include eligibility to participate in Purchaser benefit programs as of the Employment Commencement Date on the same basis as similarly-situated Purchaser employees, at least the same rate of base pay as such individual's base pay rate in effect on the date of the Agreement, and employment, to the extent reasonably practicable, at a worksite that is geographically proximate to such employee's primary work location in effect immediately prior to Closing. Seller acknowledges and agrees that, except as otherwise provided in Section 6.11(m) and Section 6.11(n), an offer of employment made consistent with this Section 6.11(c) will not give rise to an obligation to provide severance benefits to any such Business Employee regardless of whether such Business Employee accepts such offer of employment.

(d)   From and after the Closing Date, and continuing to the date that is 4 months following the Closing Date or such later date as mutually agreed to by the parties hereto, Purchaser may elect to deliver to any Corporate Employee an offer of employment with Purchaser or one of its Affiliates to be effective on the date that is 4 months following the Closing Date or such later date as mutually agreed to by the parties hereto, on terms (except as provided in this Section 6.11) that include eligibility to participate in Purchaser benefit programs as of the Employment Commencement Date on

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the same basis as similarly-situated Purchaser employees, at least the same rate of base pay as such individual's base pay rate in effect on the date of the Agreement, and employment, to the extent reasonably practicable, at a worksite that is geographically proximate to such employee's primary work location in effect immediately prior to Closing. Seller acknowledges and agrees that an offer of employment made consistent with this Section 6.11(d) will not give rise to an obligation to provide severance benefits to any such Corporate Employee regardless of whether such Corporate Employee accepts such offer of employment.

(e) A Business Employee or Corporate Employee who chooses to accept the offer described in Section 6.11(c) or (d) must respond in writing to Purchaser's offer within 14 Business Days after receipt of the offer. For purposes of this Agreement, "Transferred Employee" shall mean a Business Employee or Corporate Employee who (1) accepts the employment offer in a timely fashion and (2) meets Purchaser's reasonable employment requirements with respect to satisfactory results of background checks, drug tests, immigration verification and similar requirements (the "Purchaser Requirements"). Any Business Employee or Corporate Employee who fails to accept the offer in a timely fashion, or who fails to meet the Purchaser Requirements, shall be a "Non-Acceptance Offer Employee." Transferred Employees shall become employees of Purchaser or one of its Affiliates upon the applicable Employment Commencement Date. A Business Employee or Corporate Employee who meets conditions (1) and (2) above but is on an approved leave of absence for any reason or on short-term disability on the Employment Commencement Date shall become an employee of Purchaser or one of its Affiliates upon his or her return from leave of absence or upon presenting as able to return to work following such short-term disability, but only if such return is within 90 days after the Employment Commencement Date.

(f) Subsidiary Employees who remain employed by a Seller Subsidiary until immediately before the Closing shall remain Subsidiary Employees upon the Closing. As to any such Subsidiary Employee, the Employment Commencement Date as used in this Section 6.11 shall be the Closing Date applicable to that Subsidiary.

(g) Except as otherwise provided in this Section 6.11, as of the Employment Commencement Date, Seller and its Affiliates shall cause each Transferred Employee to become fully vested under all Employee Plans that are tax-qualified pension or retirement plans and in which such Transferred Employee is participating as of immediately prior to such Transferred Employee's Employment Commencement Date. Prior to and effective as of the applicable Employment Commencement Date, with respect to each Transferred Employee, Seller and its Affiliates shall cause to be contributed to Seller's Staff and Agents Savings Plan all contributions (including matching and catch-up contributions, if applicable) with respect to all periods prior to the Employment Commencement Date. Except as otherwise provided in Section 6.11(m) and excepting accrued incentive cash compensation, as of the Employment Commencement Date under Seller's annual bonus program ("Incentive Cash Compensation"), Seller and its Affiliates shall cause all accrued benefits to be distributed to each Transferred Employee within 30 days after the applicable Employment Commencement Date or otherwise in accordance with the terms of the applicable plan.

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Seller and Affiliates shall transfer the aggregate accrued Incentive Cash Compensation in respect of the Transferred Employees to Purchaser with sufficient documentation to permit Purchaser to identify such Incentive Cash Compensation accrued with respect to each Transferred Employee. Where active participation in an Employee Plan does not cease by operation of Law, Seller shall (except to the extent otherwise specifically provided herein) terminate the participation of each Transferred Employee in each Employee Plan as of the applicable Employment Commencement Date.

(h)   As of the Employment Commencement Date, except as specifically provided herein, Purchaser or one of its Subsidiaries shall (A) become solely responsible for all severance, termination and other liabilities related to the termination of employment of each Transferred Employee whose employment is terminated by Purchaser on or subsequent to the Employment Commencement Date; and (B) be responsible for all other liabilities relating to the Transferred Employees, including workers compensation liabilities, that arise on or after the Employment Commencement Date on account of occurrences or conditions that commence after the Employment Commencement Date. Purchaser shall not be responsible for any severance, termination, workers compensation or other or liabilities related to any Non-Acceptance Offer Employee.

(i)   Except as otherwise provided in this Section 6.11, all employee-related liabilities, including any workers compensation liabilities, of Seller and their respective Affiliates with respect to all Transferred Employees, Subsidiary Employees or any other present or former employee of Seller relating to events or circumstances existing or occurring prior to the Employment Commencement Date under an Employee Plan (including all liabilities with respect to Business Employees under Employee Plans that are long-term incentive compensation, deferred compensation, retention, retirement, savings or pension plans, but excluding any Incentive Cash Compensation transferred to Purchaser under Section 6.11(g)) or under any workers compensation program, shall be retained by Seller and their respective Affiliates and shall be Excluded Liabilities.

(j)   Except as otherwise provided in this Agreement to the contrary:

(i)   Seller and its Affiliates shall be solely responsible for (1) claims for the type of benefits described in Section 3(1) of ERISA whether or not covered by ERISA (other than any claims for severance benefits, which shall be governed under other provisions of this Section 6.11) ("Welfare Benefits") that are incurred under any Employee Plans by or with respect to (A) any Business Employee and his or her beneficiaries or dependents before the Employment Commencement Date and (B) any Non-Acceptance Offer Employee whether before or after the Closing Date and (2) claims relating to continuation coverage under Section 4980B of the Internal Revenue Code ("COBRA Coverage") attributable to "qualifying events" with respect to any Business Employee and his or her beneficiaries and dependents that occur before the Employment Commencement Date.

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(ii)   Purchaser and its Affiliates shall be solely responsible for (1) claims for Welfare Benefits that are incurred by or with respect to any Transferred Employee and his or her beneficiaries or dependents on or after the Employment Commencement Date and (2) claims relating to COBRA Coverage attributable to "qualifying events" with respect to any Transferred Employee and his or her beneficiaries and dependents that occur on or following the Employment Commencement Date. Purchaser shall waive any pre-existing condition exclusions otherwise applicable to the Transferred Employees under any benefit plan of Purchaser providing medical, dental, disability, and vision benefits in which such Transferred Employees become eligible to participate, except to the extent such pre-existing condition excluded participation in Seller's plan.

(iii)   Welfare Benefits liabilities under Seller Subsidiary Plans shall remain with such plans upon Closing when sponsorship of such plans is transferred to Purchaser or its Affiliates. Seller or its Affiliates shall cause the applicable Seller Subsidiaries to meet all contribution and other funding obligations with respect to Seller Subsidiary Plans up to the Closing Date.

(iv)   For purposes of this Section 6.11(j), a medical/dental claim shall be considered incurred when the services are rendered, the supplies are provided or medications are prescribed, and not when the condition arose. A disability claim shall be considered incurred when the injury or illness resulting in such claim occurs.

(k)   Purchaser shall provide each Transferred Employee credit for such employee's service with Seller and its Affiliates and any of their respective predecessors prior to the Employment Commencement Date for purposes of participation, vesting and benefit accrual (except for purposes of benefit accrual under any defined benefit pension plan sponsored by Purchaser or any of its Affiliates), under any benefit plan or program of Purchaser and its Affiliates, except to the extent that such credited service would result in a duplication of benefits. Within 30 days after the Employment Commencement Date, Seller shall provide Purchaser with accurate information about each Transferred Employee's service with Seller and its Affiliates and any of their respective predecessors.

(l)   With respect to Transferred Employees, except as specifically provided in this Section 6.11, Purchaser shall not assume, accept assignment of or otherwise be responsible in any manner for any employment contracts, agreements or arrangements such employee may have with Seller or any of its Affiliates and shall not have any liabilities or obligations under any such contracts, agreements or arrangements.

(m)   Replacement Retention Agreements.

(i)   Prior to the Closing, Purchaser shall offer to each individual listed in Schedule 1.01(v) an agreement intended to be in lieu of the provisions for transition bonus and severance benefits of the Special Incentive and

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Severance Agreement with such individual and with the intention that such new agreement shall be entered into prior to Closing and effective as of and subject to the Closing (each such new agreement, a "Replacement Retention Agreement"). Each Replacement Retention Agreement shall provide for transition bonus and severance benefits that are similar in all material respects to those provided under the Special Incentive and Severance Agreements and a release in favor of Seller with respect to the rights in respect of transition bonus and severance benefits under the Special Incentive and Severance Agreements, along with other terms to be agreed by Purchaser and Seller. Seller acknowledges and agrees that under no circumstances whatever shall Purchaser assume any of Seller's obligations under the Special Incentive and Severance Agreements.

(ii)   Seller shall promptly reimburse Purchaser for transition bonus amounts actually paid to Transferred Employees pursuant to the terms of the Replacement Retention Agreements (without giving effect to any post-Closing amendments thereto). Seller shall also promptly reimburse Purchaser for severance amounts actually paid to Transferred Employees pursuant to the terms of the Replacement Retention Agreements (without giving effect to any post-Closing amendments thereto) to the extent that such severance amounts exceed the severance benefits available under the severance pay plans of Purchaser and its Affiliates currently in effect with respect to employees of Purchaser or its Affiliates of comparable levels. The additional benefits available over those under such plans of Purchaser and its Affiliates are set forth on Schedule 6.11(m).

(iii)   In addition to the reimbursement of transition bonus amounts paid under the Replacement Retention Agreements as provided in Section 6.11(m)(ii), Seller shall promptly reimburse Purchaser for any transition bonus amounts actually paid to any of the Transferred Employees (other than those Transferred Employees who are party to a Special Incentive and Severance Agreement) during the 14 month period commencing on the Closing Date pursuant to any transition-bonus plans adopted by Purchaser.

(iv)   In no event shall Seller's obligation to reimburse Purchaser for severance pursuant to Section 6.11(m)(ii) exceed an aggregate of $10 million. In no event shall Seller's obligation to reimburse Purchaser for transition bonuses pursuant to Section 6.11(m)(ii) and Section 6.11(m)(iii) exceed an aggregate of $10 million.

(n)   Prior to the Closing, Seller shall offer to a set of individuals to be agreed by Seller and Purchaser agreements which shall be effective as of and subject to the Closing (the "New Retention and Severance Agreements"). The New Retention and Severance Agreements shall provide for retention and severance benefits, the amount, timing and form of which shall be mutually agreed between Purchaser and Seller and such other terms and conditions as Purchaser shall determine, and shall provide that, upon the Closing, Seller's obligations may be assumed by Purchaser, with Seller released therefrom, without the consent of the individual party thereto. Seller shall

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use its reasonable best efforts to enter into the New Retention and Severance Agreements no later than 10 business days prior to the Closing. Upon the Closing, Seller shall assign to Purchaser, and Purchaser shall assume from Seller, Seller's obligations under the New Retention and Severance Agreements so as to cause the release of Seller under the New Retention and Severance Agreements.

(o)   With respect to Transferred Employees, Purchaser shall assume all liabilities and obligations for all unused vacation and other time-off earned or accrued by such Transferred Employee through the Employment Commencement Date in accordance with the policies of Seller and its Affiliates to the extent such accrued time-off is reflected in the Final Statement of Assets and Liabilities.

(p)   Seller shall cause any Seller Subsidiary Plan that is a "non-qualified deferred compensation plan" within the meaning of section 409A(d)(1) of the Code to be amended to the extent necessary to bring any provisions of such plans relating to time and form of payment into documentary compliance with such Code section and all guidance issued thereunder prior to the Closing Date to the extent that such guidance is to be effective as of or prior to the Closing Date or, if earlier, December 31, 2008. Any such amendments shall be in a form reasonably acceptable to Purchaser.

(q)   Purchaser and Seller shall, subject to applicable Law, each make its appropriate employees and data regarding employee benefit coverage available to the other at such reasonable times as may be reasonably necessary for the proper administration by the other of any and all matters relating to employee benefits and worker's compensation claims affecting its employees. Subject to applicable Law, Seller shall provide Purchaser with copies of the personnel files for each Transferred Employee no later than the applicable Employment Commencement Date.

Section 6.12   Form and Rate Filing. Purchaser, with Seller's, FGWLA's and CLAC's reasonable cooperation, shall, as soon as reasonably practicable after the execution of this Agreement, diligently proceed with the necessary regulatory filings and applications so that Purchaser may begin conducting the Business directly as soon as reasonably practicable following the Closing Date. Such filings and applications shall include, but are not limited to, making form and rate filings in all jurisdictions where such filings are required for the conduct of the Business. Purchaser shall use reasonable best efforts to obtain approval of such forms and rates as promptly as reasonably practicable.

Section 6.13   Intercompany Relationships. Except as set forth on Schedule 6.13 or as otherwise contemplated by this Agreement, Seller, FGWLA and CLAC shall cause all intercompany accounts, loans, advances, payables and receivables between the Seller Subsidiaries, on the one hand, and Seller, FGWLA, CLAC or any other Affiliate of the Seller Subsidiaries (other than another Seller Subsidiary), on the other hand (collectively, the "Intercompany Obligations"), to be settled prior to the Closing Date to the extent that amounts are due thereunder in the ordinary course. Except as set forth on Schedule 6.13 or as otherwise contemplated by this Agreement, all future commitments, if any, with respect to any Intercompany Obligations shall be

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terminated prior to the Closing Date and, in each case, the Seller Subsidiaries shall be fully released from all liability with respect thereto. Seller, FGWLA and CLAC shall cause the participation of the Seller Subsidiaries in all agreements, arrangements and understandings, whether written or oral, between any of the Seller Subsidiaries, on the one hand, and Seller, FGWLA, CLAC or any other Affiliate of the Seller Subsidiaries (other than another Seller Subsidiary), on the other hand (collectively, the "Intercompany Agreements"), to be terminated and cancelled on or prior to the Closing Date and the Seller Subsidiaries to be fully released from all liability with respect thereto, other than with respect to the settlement of amounts accrued but not then due thereunder through the Closing Date, which the parties agree to cause to be settled in accordance with past practices, but in any event prior to the delivery of the Proposed Statement of Assets and Liabilities and the Proposed Net Worth Statement by Seller to Purchaser. Prior to the Closing Date, Seller and its Affiliates shall provide to Purchaser evidence reasonably satisfactory to Purchaser of the completion of the actions contemplated by this Section 6.13. For the avoidance of doubt, (A) the Intercompany Agreements include (i) all reinsurance agreements between the Insurance Company Subsidiaries on the one hand, and Seller, FGWLA, CLAC or any other Affiliate of the Insurance Company Subsidiaries (other than another Seller Subsidiary), on the other hand, and (ii) the participation of the Seller Subsidiaries in any Tax sharing agreements, (B) the Intercompany Obligations include the statutory reserves ceded under such agreements and (C) all settlements of Intercompany Agreements on or after the Closing Date shall be taken into account in the Proposed Statement of Assets and Liabilities, the Proposed Net Worth Statement, the Final Statement of Assets and Liabilities and the Final Net Worth Statement.

Section 6.14   Non-Compete.

(a)   From and after the Closing Date up to and including December 31, 2009, neither Seller, FGWLA nor any of their Affiliates shall market, underwrite or issue stop loss, group life, group disability, group medical, group dental, group vision, group prescription drug coverage or group accidental death and dismemberment insurance contracts anywhere in the United States other than ADA Contracts and corporate or bank owned life insurance products, which would be included in the Business. Notwithstanding the foregoing, Seller, FGWLA, CLAC or any of their Affiliates shall be permitted to (i) acquire, by merger or otherwise, and operate the business, assets or stock of any other Persons or (ii) be acquired by any other Person, provided that, in the case of the preceding sub-clause (i), if the business so acquired derived more than 20% of its U.S. revenue or operating profits for either of the prior two calendar years from the issuance, marketing or underwriting of group medical, group dental, group vision, and group prescription drug coverages, Seller, FGWLA, CLAC or such Affiliate, as the case may be, shall after any such acquisition, use its commercially reasonable efforts to sell, spin off or otherwise divest itself of the division, unit or other portion of the acquired business or entity that engages in the issuance, marketing or underwriting of such coverages as soon as reasonably practical.

(b)   Notwithstanding anything to the contrary set forth in this Section 6.14 (except as provided in Section 6.14(d)), for a period of 30 months after the Closing Date, neither Seller, FGWLA, CLAC nor any of their Affiliates shall directly or

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indirectly establish a marketing plan designed (i) to specifically target the Contractholders or (ii) to specifically target the Business.

(c)   Notwithstanding any other provision of this Section 6.14 to the contrary, in the event of an acquisition described in Section 6.14(a)(ii), or if any Person otherwise acquires control of Seller, FGWLA, CLAC or any of their respective Affiliates, the provisions of Section 6.14(a) and (b) shall not apply to such Person or any of its Affiliates (other than Seller, FGWLA, CLAC or any of the respective Affiliates of Seller, FGWLA or CLAC so acquired).

(d)   For a period of two years after the Closing Date, neither Seller, FGWLA, CLAC nor any of their Affiliates shall (i) without the prior written consent of Purchaser hire any of the Transferred Employees who are either (A) employees designated as exempt employees of Seller or (B) otherwise employed in the accounting, actuarial, sales, underwriting or information services departments of the Healthcare Division or (ii) in any manner, directly or indirectly, (A) solicit any Transferred Employee to terminate his or her employment with Purchaser or its Affiliates or (B) otherwise recruit or encourage any Transferred Employee to become an employee of, or a consultant to, Seller, FGWLA, CLAC or any of their Affiliates; provided, however, that the restrictions set forth above in this clause (ii) shall not prohibit Seller, FGWLA, CLAC or their Affiliates from offering employment to or employing any Transferred Employee (1) whose employment has been terminated by Purchaser or its Affiliates, (2) who responds to a general solicitation or advertisement that is not specifically directed to Transferred Employees (and nothing shall prohibit the making of such solicitation or advertisement) or (3) who is referred to Seller, FGWLA, CLAC or any of their Affiliates by search firms, employment agencies or other similar entities, provided that such entities have not been specifically instructed by any of them to solicit the Transferred Employees.

(e)   The parties to this Agreement acknowledge that the covenants set forth in this Section 6.14 are an essential element of this Agreement and that, but for these covenants, the parties would not have entered in to this Agreement.

(f)   The parties to this Agreement acknowledge that the type and periods of restriction imposed in the provisions of this Section 6.14 are fair and reasonable and are reasonably required for the protection of the parties. If any of the restrictions or covenants in this Section 6.14 are hereafter construed to be invalid or unenforceable, the same shall not affect the remainder of the covenant or covenants, which shall be given full effect, without regard to the invalid portions. If any of the restrictions or covenants contained in this Section 6.14, or any portion thereof, are deemed to be unenforceable because such covenant or restriction is held to cover a geographic area or to be of such duration as is not permitted under applicable Law, the parties agree that the court making such determination shall have the power to reduce the duration and/or areas of such provision and, in its reduced form, said provision shall then be enforceable. The parties hereto intend to and hereby confer jurisdiction to enforce the covenants contained in this Section 6.14 upon the courts of any state or other jurisdiction within the geographical scope of such covenants. In the event that the courts of any one

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or more of such jurisdictions shall hold such covenants wholly unenforceable by reason of the breadth of such scope or otherwise, it is the intention of the parties hereto that such determination not bar or in any way affect the parties' rights to the relief provided above in the courts of any states or jurisdictions within the geographical scope of such covenants as to breaches of such covenants in such other respective states or jurisdictions, the above covenants as they relate to each such jurisdiction being, for this purpose, severable into diverse and independent covenants.

(g)   If any party hereto or its Affiliate commits a breach, or is about to commit a breach, of any of the provisions of this Section 6.14, the other parties hereto shall have the right to have the provisions of this Section 6.14 specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach may cause irreparable injury to each of the non-breaching parties and that money damages may not provide an adequate remedy to such parties. In addition, in connection with this Section 6.14, each of the parties hereto may take all such other actions and remedies available to it under law or in equity and shall be entitled to such damages as it can show it has sustained by reason of such breach.

Section 6.15   Cooperation/Integration.

(a)   During the period from the date of this Agreement until the Closing Date, Seller shall, in accordance with mutually acceptable guidelines and procedures: (i) designate certain Persons acceptable to Purchaser to serve as members of one or more transition teams with representatives of Purchaser and cause such Persons to devote reasonable time to transition matters, including but not limited to, periodic meetings to discuss planning and implementation of transition plans, and (ii) reasonably cooperate with Purchaser to assist in the implementation of comprehensive transition plans on or prior to the Closing Date, dealing with such matters as network systems integration, employee retention, financial reporting and regulatory compliance processes.

(b)   During the period from the date of this Agreement until the Closing Date, Purchaser shall, in accordance with mutually acceptable guidelines and procedures: (i) designate certain Persons acceptable to Seller to serve as members of one or more transition teams with representatives of Seller and cause such Persons to devote reasonable time to transition matters, including but not limited to, periodic meetings to discuss planning and implementation of transition plans, and (ii) reasonably cooperate with Seller to assist in the implementation of comprehensive transition plans on or prior to the Closing Date, dealing with such matters as network systems integration, employee retention, financial reporting and regulatory compliance processes.

Section 6.16   Core Administration System. From the date hereof through the Closing Date, Seller and its Affiliates shall use commercially reasonable efforts to cause the core administration system to be developed and implemented in accordance with the business plan attached hereto as Exhibit Q in all material respects.

Section 6.17   Seller Confidentiality Agreements. Following the Closing, Seller and its Affiliates shall notify Purchaser in the event they become aware of a breach of the Seller Confidentiality Agreements, and, if so directed by Purchaser, shall enforce such rights for Purchaser's benefit, to the extent it is reasonable to do so. Purchaser shall promptly pay to Seller and its Affiliates all reasonable expenses of Seller and its Affiliates, including their direct costs for the time of their employees, as a result of such enforcement efforts. Prior to the Closing, Seller shall deliver to the Seller Subsidiaries copies of all Seller Confidentiality Agreements.

Section 6.18   Books and Records. From the date hereof through the Closing Date, subject to compliance with applicable Law and applicable contractual obligations, the parties shall work together in good faith and in a commercially reasonable manner to develop and implement a plan that will result in the delivery or transfer of the Books and Records (in the form as such Books and Records currently exist or acceptable to the parties) to Purchaser (or a Person designated by Purchaser) at the Closing in the manner (and in the case of physical Books and Records at the location(s)) reasonably requested by Purchaser.

Section 6.19   Confidentiality.

(a)   Each party acknowledges that the success of the transactions contemplated hereby and under the Ancillary Agreements and of the continuing business of each such party and its Affiliates from and after the Closing depends upon the continued preservation of the confidentiality of certain information possessed by the other parties and their respective Affiliates and that the preservation of the confidentiality of certain information by the other parties and their respective Affiliates is an essential premise of the bargain among the parties. Each of the parties acknowledges that each of the other parties would be unwilling to enter into this Agreement or any of the Ancillary Agreements in the absence of this Section 6.19 and the protections established hereby.

(b)   Accordingly, Seller shall not, and Seller shall cause its Affiliates (including the Seller Subsidiaries until the consummation of the Closing) and their respective controlled agents (excluding the Producers) and representatives not to, at any time from and after the date of this Agreement, directly or indirectly, disclose or use any confidential or proprietary information involving or relating to the Business; provided, however, that disclosure and use of any such information shall be permitted (i) with the prior written consent of Purchaser or any of its Affiliates, (ii) as, and to the extent, expressly permitted by this Agreement or any of the Ancillary Agreements, (iii) as, and solely to the extent, necessary or required for the performance by Seller, FGWLA or CLAC or any of their Affiliates of any of their respective obligations under this Agreement or any of the Ancillary Agreements, (iv) prior to the Closing, as, and to the extent, necessary or required in the operation of the Business in the ordinary course, (v) to the extent such information is generally available to, or known by, the public or otherwise has entered the public domain (other than as a result of disclosure in violation of this Section 6.19(b) by Seller, FGWLA, CLAC or any of their Affiliates), (vi) as, and to the extent, necessary or required by any Order, applicable Law or Governmental Entity, subject to Section 6.19(f), and (vii) as, and to the extent, necessary or required or reasonably appropriate in connection with the enforcement of any right or remedy relating to this Agreement or any of the Ancillary Agreements.

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(c)   Accordingly, Purchaser shall not, and Purchaser shall cause its Affiliates (including the Seller Subsidiaries following the Closing) and their respective controlled agents (excluding insurance producers) and representatives not to, at any time from and after the date of this Agreement, directly or indirectly, disclose or use any confidential or proprietary information involving or relating to Seller, FGWLA, CLAC or any of their Affiliates (excluding the Seller Subsidiaries obtained by Purchaser or any of its Affiliates in connection with the transactions contemplated under this Agreement); provided, however, that disclosure and use of any such information shall be permitted (i) with the prior written consent of Seller, FGWLA, CLAC or any of their Affiliates, as applicable, (ii) as, and to the extent, expressly permitted by this Agreement or any of the Ancillary Agreements, (iii) as, and solely to the extent, necessary or required for the performance by Purchaser or any of its Affiliates of any of their respective obligations under this Agreement or any of the Ancillary Agreements, (iv) to the extent such information is generally available to, or known by, the public or otherwise has entered the public domain (other than as a result of disclosure in violation of this Section 6.19(c) by Purchaser or its Affiliates), (v) as, and to the extent, necessary or required by any Order, applicable Law or Governmental Entity, subject to Section 6.19(f), and (vi) as, and to the extent, necessary or required or reasonably appropriate in connection with the enforcement of any right or remedy relating to this Agreement or any of the Ancillary Agreements.

(d)   Each party shall produce and implement policies and procedures that are reasonably designed to ensure compliance by each such party's directors, officers, employees, agents and representatives with the requirements of this Section 6.19.

(e)   For the avoidance of doubt, confidential information includes business plans, financial information, operational information, strategic information, legal strategies or legal analysis, formulas, production processes, lists, names, research, marketing, sales information and any other information similar to any of the foregoing or serving a purpose similar to any of the foregoing. However, the parties are not required to mark or otherwise designate information as "confidential or proprietary information," "confidential" or "proprietary" in order to receive the benefits of this Section 6.19.

(f)   In the event that a party is required by Order, applicable Law or any Governmental Entity to disclose any confidential or proprietary information of another party hereto that is subject to the restrictions under this Section 6.19, such party shall (i) notify such other party in writing as soon as possible, unless it is otherwise affirmatively prohibited by such Order, applicable Law or such Governmental Entity from notifying such other party, (ii) cooperate with such other party to preserve the confidentiality of such confidential or proprietary information consistent with the requirements of such Order, applicable Law or such Governmental Entity and (iii) use its reasonable best efforts to limit any such disclosure to the minimum disclosure necessary or required to comply with such Order, applicable Law or such Governmental Entity, in each case, at the cost and expense of such other party.

(g)   Nothing in this Section 6.19 shall prohibit a party from keeping or maintaining any copies of any records, documents or other information that may contain information that is otherwise subject to the requirements of this Section 6.19, subject to its compliance with this Section 6.19.

(h)   Prior to any disclosure or use by any party of any information that is subject to the requirements of Sections 6.19(b) or (c), such party shall use its reasonable best efforts to redact or otherwise conceal any information that is not otherwise disclosable or useable in accordance with the requirements of this Section 6.19.

(i)   Each party shall be responsible for any breach or violation of the requirements of this Section 6.19, as it applies to such party, by any of its controlled agents (to the extent specified herein) or representatives.

(j)   The parties agree that the Confidentiality Agreement shall survive the execution of this Agreement to the extent not inconsistent with this Agreement, and shall terminate upon the Closing Date.

Section 6.20   Insurance Coverage.

(a)   Until the Closing Date, Seller, FGWLA and CLAC shall cause each of the Seller Subsidiaries to continue to participate in an insurance program which is not less favorable to the Seller Subsidiaries, in the aggregate, than the insurance policies of the Seller Subsidiaries that are in effect on the date hereof, and (iii) will permit each of the Seller Subsidiaries to submit claims (on the same terms as the insurance policies of the Seller Subsidiaries that are in effect on the date hereof) arising from or relating to facts, circumstances, events or matters that occurred at or prior to the Closing (such policies, the "Continued Policies"). Until the Closing Date, Seller, FGWLA and CLAC shall, and shall cause their Affiliates to, prevent any prejudice to the Seller Subsidiaries' rights under the Continued Policies, including by causing the (A) Seller Subsidiaries to be charged premiums or cost allocations in a non-discriminatory manner, (B) Seller Subsidiaries to pay or otherwise satisfy any unpaid premiums when due with respect to any period or periods ending at or prior to the Closing, (C) Seller Subsidiaries to provide any required notices (including any renewal notices or if applicable, other documentation required to continue in full force and effect the Continued Policies) to the issuers of the Continued Policies, and (D) Seller Subsidiaries to submit and pursue claims on a timely basis under the Continued Policies.

(b)   From and after the Closing, Seller, FGWLA and CLAC shall, and shall cause their Affiliates to continue to pursue in the ordinary course any claims submitted at or prior to the Closing under the Continued Policies.

Section 6.21   Great-West Healthcare Holdings, Inc. Seller shall cause Great-West Healthcare Holdings, Inc. to own as of the Closing Date only those Subsidiaries set forth on Schedule 6.21.

Section 6.22   Seller Subsidiaries Acquisition Agreements. Following the Closing, if so directed by Purchaser, Seller and its Affiliates shall at Purchaser's direction enforce for Purchaser's benefit, the rights of Seller for indemnification for breaches of representations, warranties and covenants under the agreements relating to the acquisition of the Seller Subsidiaries to the extent it is reasonable to do so, provided that Purchaser shall promptly pay to Seller and its Affiliates all reasonable expenses of Seller and its Affiliates, including their direct costs for the time of their employees, as a result of such enforcement efforts. For the avoidance of doubt, nothing contained herein shall limit Seller's ability to pursue on its own behalf indemnification claims relating to Subsidiary Indemnified Liabilities.

Section 6.23   Supplements to Schedules. From time to time up to the Closing, Seller, FGWLA and CLAC shall promptly supplement or amend the Schedules that they have delivered with respect to any matter that (a) if existing or occurring at or prior to the date hereof, would have been required to be set forth or described in the Schedules, or (b) is necessary to correct any information in the Schedules that has been rendered inaccurate thereby. No supplement or amendment to any Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article VII or the obligations of Seller, FGWLA and CLAC under Section 11.01 or Section 12.01.

Section 6.24   Electronic Delivery of Computer Software. Seller, FGWLA, CLAC and any Seller Subsidiary shall cause any delivery of Owned Principally Used Software and any other software for which ownership or control is assigned in whole or substantial part to Purchaser under this Agreement to be made exclusively by electronic means to the extent practicable.

Section 6.25   Resolution of Certain Issues. From the date hereof until the Closing Date, Seller, FGWLA and CLAC shall use their respective reasonable best efforts, and Seller shall cause the Seller Subsidiaries to use their respective reasonable best efforts, as applicable, to bring in to compliance with applicable Law each of the issues set forth on Schedule 6.25. From and after the Closing Date, Seller and Purchaser shall cooperate and use their reasonable best efforts to bring into compliance with applicable Law and resolve any Actions or investigations with respect to each of the issues set forth on Schedule 6.25 that have not been brought in to compliance with applicable Law prior to the Closing Date. Purchaser shall use its reasonable best efforts to bring into compliance with applicable Law each Continued Practice which it becomes aware is in violation of applicable Law.

Section 6.26   Termination of Certain Contracts.

(a)   No later than January 31, 2008, Seller shall deliver to Purchaser schedules of (i) all Assigned and Assumed Contracts as of the date thereof, (ii) all Subsidiary Contracts in effect as of the date thereof, and (iii) all consents or approvals required from any third party (excluding any Governmental Entity) in connection with the execution or consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, including under such Assigned and Assumed Contracts and

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Subsidiary Contracts, other than the consents and approvals listed in Schedule 4.05(c), Schedule 4.09, Schedule 4.19(a) and Schedule 4.19(b). Seller shall, upon request of Purchaser, provide copies of any such Contracts to Purchaser. Such copies shall be delivered, received and handled in accordance with applicable Law. Seller shall update the schedules delivered pursuant to this Section 6.26(a) with reasonable frequency until the Closing Date.

(b) Seller, FGWLA and CLAC shall, and Seller shall cause the Seller Subsidiaries to, use their reasonable best efforts to cause the termination of any Assigned and Assumed Contract or Subsidiary Contract requested by Purchaser in accordance with the terms of such Contract as of or prior to the Closing if such termination will not affect Seller and its Affiliates (excluding the Seller Subsidiaries) after the Closing and is without cost or liability to Seller and its Affiliates (including because Purchaser has agreed to reimburse Seller and its Affiliates for any cost). Any such termination may be conditioned on the occurrence of the Closing.

Section 6.27 Preparation for Closing.

(a) Within 60 days after the date hereof, Purchaser and Seller shall negotiate in good faith the form of a sublease (each, a "Sublease") with respect to the portion of the Leased Property utilized by the Business, as of the date hereof, under each Subleased Lease, as set forth in Schedule 4.18(a)(ii). The Subleases shall provide for rent and other terms so that the economic terms of the Subleased Leases are shared in the same proportion as the Leased Property thereunder, and other customary terms.

(b) Prior to the Closing Date, the parties hereto shall cooperate (i) to cause the transfer to Purchaser of the bank accounts listed in Schedule 1.01(y) at the Closing, and (ii) to determine and implement the appropriate method to cause the transfer of the accounts referred to in clause (x) of the definition of "Transferred Assets" in connection with the Closing.

(c) As promptly as practicable following the date hereof, Purchaser and Seller shall agree upon the form of the Replacement Retention Agreements.

(d) At or immediately following the Closing, Seller shall cause each individual employed by it to assign to a Person designated by Purchaser all stock of Allegiance Life & Health Insurance Company owned by such individual.

Section 6.28 Optional Business. Following the date hereof, Seller shall continue to permit Purchaser to investigate any issues regarding the treatment for Tax purposes of the Optional Business (including the treatment for Tax purposes of the holders and beneficiaries of Insurance Contracts included therein). Purchaser shall use its reasonable best efforts to complete this investigation within 90 days after the date hereof, it being understood that the amount of time necessary for this investigation may depend on matters discovered therein and other factors beyond Purchaser's control. Seller shall provide reasonable assistance to Purchaser in such investigation. If, prior to the Closing, Purchaser determines that it is undesirable for Purchaser to own the Optional Business, then (a) the Optional Business and the Insurance Contracts included therein shall be excluded from the Business; (b) the forms of Ancillary Agreements to be executed at the Closing shall be modified to exclude the Optional Business; (c) Seller and the Insurance Company Subsidiaries, as applicable, shall enter into new indemnity reinsurance agreements, pursuant to which any Insurance Company Subsidiaries which have, prior to the Closing, issued any Subsidiary Insurance Contracts included in the Optional Business, shall cede 100% of their Insurance Liabilities in connection with the Optional Business to Seller, on terms substantially similar to the terms of the Seller Indemnity Reinsurance Agreement, including the administration of such Subsidiary Insurance Contracts by Seller, and without the payment of a ceding commission, but necessary changes being made as appropriate; (d) the Closing Statement of Assets and Liabilities, Closing Net Worth Statement, Proposed Statement of Assets and Liabilities, Proposed Net Worth Statement, Final Statement of Assets and Liabilities and Final Net Worth Statement shall be determined accordingly, which would result in a different Net Reinsurance Premium and Adjustment Amount than if the Optional Business were included in the Business, but no other adjustment shall be made to the Purchase Price; (e) the Optional Business shall be excluded from Seller's and its Affiliates' obligations under Section 6.14; and (f) after the Closing, Seller shall indemnify Purchaser and its Affiliates for any Losses sustained by them in connection with the Optional Business, including any claims by holders or beneficiaries of Insurance Contracts arising out of the failure of any Insurance Contract or Subsidiary Insurance Contract included in the Optional Business to qualify for any Tax treatment intended. If there is insufficient time before the Closing to complete the preparations for such transactions, then, if reasonably practicable, the Closing may occur, and such transactions shall continue after the Closing.

Section 6.29   Tax Returns. After the Closing Date, Seller shall cooperate with Purchaser to obtain from the Internal Revenue Service for Purchaser any Tax Returns of or relating solely to the Seller Subsidiaries, the Business or the Transferred Assets requested by Purchaser.

ARTICLE VII

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF PURCHASER

The obligations of Purchaser under this Agreement are subject to the satisfaction on or prior to the Closing Date of the following conditions, any one or more of which may be waived by Purchaser to the extent permitted by Law:

Section 7.01   Representations and Covenants.

(a)   The representations and warranties of Seller, FGWLA and CLAC set forth in Article IV, except those set forth in Sections 4.01, 4.02, 4.03 and 4.15, shall be true and correct on the date hereof and as of the Closing Date as though made on and as of the Closing Date, without regard to any materiality or Sellers Material Adverse Effect qualifications, except for such failures of such representations and warranties to be true and correct as would not, individually or in the aggregate, have a Sellers Material Adverse Effect; provided, however, that, with respect to the foregoing, representations

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and warranties that are given as of a particular date shall be true and correct (in the manner set forth above), only as of such date. The representations and warranties of Seller, FGWLA and CLAC set forth in Sections 4.01, 4.02, 4.03 and 4.15 shall be true and correct on the date hereof and as of the Closing Date as though made on and as of the Closing Date.

(b)   Each of Seller, FGWLA and CLAC shall have performed or complied with each obligation, covenant, agreement and condition required to be performed by it under this Agreement at or prior to the Closing that is qualified as to materiality and shall have performed or complied in all material respects with each other obligation, covenant, agreement and condition required to be performed by it under this Agreement at or prior to the Closing.

(c)   Since the date of this Agreement there shall not have been any occurrence, development or event that has had or would, individually or in the aggregate, reasonably be expected to have a Sellers Material Adverse Effect.

(d)   On the Closing Date, Seller, FGWLA and CLAC shall have delivered to Purchaser a certificate of Seller, FGWLA and CLAC, dated as of the Closing Date and signed by an executive officer of each of Seller, FGWLA and CLAC, as to the matters set forth in this Section 7.01.

Section 7.02   Secretary's Certificate. Each of Seller, FGWLA and CLAC, as well as any of their Affiliates that are parties to any Ancillary Agreements, shall have delivered to Purchaser a certificate of its secretary or assistant secretary, dated as of the Closing Date, as to the resolutions of its Board of Directors authorizing the execution, delivery and performance of the agreements to which it is a party and as to the status and signature of each of its officers who executed and delivered the agreements to which it is a party and any other document delivered by it in connection with the consummation of the transactions contemplated by this Agreement.

Section 7.03   Other Agreements. Each of the Ancillary Agreements to which Seller, FGWLA, CLAC or any of their Affiliates is a party shall have been duly executed and delivered by Seller, FGWLA, CLAC or such Affiliates, as applicable, on the Closing Date and each of such agreements shall be in full force and effect with respect to Seller, FGWLA or CLAC, as applicable, on the Closing Date.

Section 7.04   Governmental and Regulatory Consents and Approvals.

(a)   All filings required to be made prior to the Closing Date with, and all consents, approvals, Permits and authorizations required to be obtained prior to the Closing Date from, Governmental Entities, including those set forth on Schedules 4.05(a)(i), 4.05(b), 5.05(a) and 5.05(b) hereto, in connection with the execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby shall have been made or obtained without the imposition of a Negative Condition.

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(b)   The waiting period prescribed by the HSR Act shall have expired or been terminated.

Section 7.05   Third Party Consents. (a) The consents listed in Schedule 7.05 shall have been obtained, and (b) all other consents or waivers of third parties to the consummation of the transactions contemplated by this Agreement, other than those that, if not obtained, would not have a material adverse effect on the Business taken as a whole or a Purchaser Material Adverse Effect, shall have been obtained.

Section 7.06   No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order or decree shall be pending, threatened or issued by any Governmental Entity nor shall any other legal restraint or prohibition preventing, restricting or which is reasonably likely to prevent or restrict the consummation of any of the transactions contemplated hereby be in effect, pending or threatened in writing.

Section 7.07   Resignation of Officers and Directors. Purchaser shall have received the written resignation of each officer and director of each of the Seller Subsidiaries, effective as of the Closing Date.

ARTICLE VIII

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF SELLER, FGWLA AND CLAC

The obligations of Seller, FGWLA and CLAC under this Agreement are subject to the satisfaction on or prior to the Closing Date of the following conditions, any one or more of which may be waived by Seller, FGWLA and CLAC to the extent permitted by Law:

Section 8.01   Representations and Covenants.

(a)   The representations and warranties of Purchaser set forth in Article V, except those set forth in Sections 5.01, 5.02 and 5.06, shall be true and correct on the date hereof and as of the Closing Date as though made on and as of the Closing Date, without regard to any materiality or Purchaser Material Adverse Effect qualifications, except for such failures of such representations and warranties to be true and correct as would not, individually or in the aggregate, have a Purchaser Material Adverse Effect; provided, however, that, with respect to the foregoing, representations and warranties that are given as of a particular date shall be true and correct (in the manner set forth above), only as of such date. The representations and warranties of Purchaser set forth in Sections 5.01, 5.02 and 5.06 shall be true and correct on the date hereof and as of the Closing Date as though made on and as of the Closing Date.

(b)   Purchaser shall have performed or complied with each obligation, covenant, agreement and condition required to be performed by it under this Agreement at or prior to the Closing that is qualified as to materiality and shall have performed or complied in all material respects with each other obligation, covenant, agreement and condition required to be performed by it under this Agreement at or prior to the Closing.

(c)   Since the date of this Agreement there shall not have been any occurrence, development or event that has had or would, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect.

(d)   On the Closing Date, Purchaser shall have delivered to Seller, FGWLA and CLAC a certificate of Purchaser, dated as of the Closing Date and signed by an executive officer of Purchaser, as to the matters set forth in this Section 8.01.

Section 8.02   Secretary's Certificate. Purchaser shall have delivered to Seller, FGWLA and CLAC a certificate of its secretary or assistant secretary, dated as of the Closing Date, as to the resolutions of its Board of Directors authorizing the execution, delivery and performance of the agreements to which it is a party and as to the status and signature of each of its officers who executed and delivered the agreements to which it is a party and any other document delivered by it in connection with the consummation of the transactions contemplated by this Agreement.

Section 8.03   Other Agreements. Each of the Ancillary Agreements to which Purchaser is a party shall have been duly executed and delivered by Purchaser on the Closing Date and each of such agreements shall be in full force and effect with respect to Purchaser on the Closing Date.

Section 8.04   Governmental and Regulatory Consents and Approvals.

(a)   All filings required to be made prior to the Closing Date with, and all consents, approvals, Permits and authorizations required to be obtained prior to the Closing Date from, Governmental Entities, including those set forth on Schedules 4.05(a)(i), 4.05(b), 5.05(a) and 5.05(b) hereto, in connection with the execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby shall have been made or obtained.

(b)   The waiting period prescribed by the HSR Act shall have expired or been terminated.

Section 8.05   Third Party Consents. (a) The consents listed in Schedule 8.05 shall have been obtained, and (b) all other consents or waivers of third parties to the consummation of the transactions contemplated by this Agreement shall have been obtained, other than with respect to (b) those that, if not obtained, would not have a material adverse effect on the business, financial condition or results of operations of Seller or any of its Affiliates (excluding the Seller Subsidiaries), a material adverse effect on the ability of Seller, FGWLA or CLAC to perform their obligations under this Agreement or any Ancillary Agreement, or a Purchaser Material Adverse Effect.

Section 8.06   No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order or decree shall be pending,

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threatened or issued by any Governmental Entity nor shall any other legal restraint or prohibition preventing, restricting or which is reasonably likely to prevent or restrict the consummation of any of the transactions contemplated hereby be in effect, pending or threatened in writing.

ARTICLE IX

FURTHER AGREEMENTS

Section 9.01   Access to Books and Records.

(a)   Following the Closing Date, Purchaser shall afford, and shall cause its Affiliates to afford, to Seller, FGWLA, CLAC and any of their Affiliates, their counsel and their accountants, during normal business hours, the right to examine and make copies of the Books and Records to the extent that such access may be reasonably required by Seller, FGWLA, CLAC or any of their Affiliates in connection with (i) the preparation of financial statements, (ii) responding to regulatory inquiries or other regulatory purposes, (iii) the preparation of tax returns or in connection with any audit, amended return, claim for refund or any proceeding with respect thereto, (iv) the investigation, arbitration, litigation and final disposition of any claims which may have been or may be made against Seller, FGWLA, CLAC or such Affiliates in connection with the Business or the Transferred Assets (other than with respect to claims that are then the subject of litigation) or which Seller, FGWLA, CLAC or such Affiliates may make with respect to the Business or the Transferred Assets (other than with respect to claims that are then the subject of litigation) or (v) any other similar, reasonable business purpose. Seller, FGWLA, CLAC and their Affiliates shall have the right to duplicate all Books and Records relating to the Business or the Transferred Assets. Purchaser shall not, and shall cause its Affiliates to not, dispose of, alter or destroy any such Books and Records and other materials other than in accordance with Purchaser's books and records retention policy as may be in effect from time to time, but in no event will Purchaser dispose of, alter or destroy any such Books and Records and other materials prior to the seventh anniversary of the Closing (or such longer period as reasonably requested by Seller with respect to open tax examinations).

(b)   Following the Closing Date, Seller, FGWLA and CLAC shall afford, and shall cause their Affiliates to afford, to Purchaser and any of its Affiliates, counsel and accountants, during normal business hours, the right (subject to applicable Law and excluding records subject to attorney client privilege that relate to Seller Legal Proceedings) to examine and make copies of any books and records of Seller, FGWLA or CLAC retained by Seller, FGWLA and CLAC relating to the Business or the Transferred Assets (other than the Books and Records) to the extent that such access may be reasonably required by Purchaser or any of its Affiliates in connection with (i) the preparation of financial statements, (ii) responding to regulatory inquiries or other regulatory purposes, (iii) the preparation of tax returns or in connection with any audit, amended return, claim for refund or any proceedings with respect thereto, (iv) the investigation, arbitration, litigation and final disposition of any claims which may have been or may be made against Purchaser or its Affiliates in connection with the Business

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or the Transferred Assets (other than with respect to claims that are then the subject of litigation) or which Purchaser or such Affiliates may make with respect to the Business or the Transferred Assets (other than with respect to claims that are then the subject of litigation) or (v) any other similar reasonable business purpose. Purchaser and its Affiliates shall have the right to duplicate any books and records retained by Seller, FGWLA and CLAC relating to the Business or the Transferred Assets (other than the Books and Records). Seller, FGWLA, and CLAC shall not, and shall cause their Affiliates to not, dispose of, alter or destroy any such books and records and other materials other than in accordance with their respective books and records retention policy as may be in effect from time to time, but in no event will Seller, FGWLA or CLAC dispose of, alter or destroy any such books and records and other materials prior to the seventh anniversary of the Closing (or such longer period as reasonably requested by Purchaser with respect to open tax examinations).

Section 9.02   Cooperation. Following the Closing Date, Purchaser shall use its reasonable best efforts to cause employees of Purchaser or any of its Affiliates who immediately prior to employment therewith were employed by Seller, FGWLA or any of their Affiliates in connection with the Business to reasonably cooperate with Seller, FGWLA, CLAC and any of their Affiliates in (i) the defense or commencement of any litigation or arbitration arising out of any event that occurred on or prior to the Closing Date involving the Business, (ii) connection with any tax matter relating to the Business, (iii) the defense or prosecution, as the case may be, of any Third Party Claim in accordance with Section 11.02(b), and (iv) such other reasonable requests as shall be made by Seller, FGWLA or CLAC. Seller, FGWLA or CLAC, as applicable, shall promptly pay to Purchaser all reasonable expenses of Purchaser, including its direct cost for the time of its employees, as a result of its obligations under this Section 9.02.

Section 9.03   Actuarial Appraisal. Purchaser acknowledges that none of Seller, FGWLA, any of their Affiliates, or any employee, officer, director, representative or advisor of any of them makes or has made any representation or warranty to Purchaser except as specifically made in this Agreement or any Ancillary Agreement to which it is a party. In particular, no such Person has made any representation or warranty to Purchaser with respect to any financial projection or forecast relating to the Business.

Section 9.04   Use of Names.

(a)   Notwithstanding any inference contained herein or prior course of conduct to the contrary, and except as contemplated by Article II, the Administrative Services Agreements or the Transition Services Agreement, in no event shall Purchaser or any of its Affiliates have any right to use, nor shall Purchaser, or any of its Affiliates use, any corporate name or acronym of Seller, FGWLA, CLAC or any of their Affiliates (other than those Seller Subsidiaries listed on Schedule 9.04(a)) in any jurisdiction, or any registered or unregistered trademark, trade name, service mark, domain name or URL or any application or registration therefor, owned by, licensed to or used by Seller, FGWLA or CLAC or any of their Affiliates (other than those Seller Subsidiaries listed on Schedule 9.04(a)) or any other name or mark that is otherwise confusing due to its similarity to any of the foregoing.

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(b)   Notwithstanding anything contained in Section 9.04(a) to the contrary, within 30 days following the Closing, Purchaser shall cause each of the Seller Subsidiaries listed on Schedule 9.04(b) to make all filings necessary to change the Seller Subsidiary's name in its state of incorporation to a name which does not include the words "Great West" or any derivation of the name of Seller. Promptly after receiving approval of such name change from the appropriate Governmental Authority in its state of incorporation, Purchaser shall cause each such Seller Subsidiary to make all filings necessary to change the Seller Subsidiary's name to the name approved in its state of incorporation in all other jurisdictions in which the Seller Subsidiary is licensed to transact business

(c)   Purchaser acknowledges that any damage caused to Seller, FGWLA, CLAC or any of their respective Affiliates by reason of the breach by Purchaser, or any of its respective Affiliates of this Section 9.04 would cause irreparable harm that could not be adequately compensated for in monetary damages alone; therefore, Purchaser agrees that, in addition to any other remedies, at law or otherwise, Seller, FGWLA and CLAC, and any of their respective Affiliates shall be entitled to an injunction issued by a court of competent jurisdiction restraining and enjoining any violation of this Section 9.04.

Section 9.05   Reserves. Notwithstanding any other provision of this Agreement to the contrary, other than as set forth in Sections 4.06 and 4.07, Seller, FGWLA and CLAC make no representation or warranty regarding their statutory reserves with respect to the Insurance Contracts or Reinsured Contracts or regarding uncollectible reinsurance with respect to the Ceded Reinsurance Agreements.

Section 9.06   Control of Litigation.

(a)   Seller, FGWLA or CLAC, as appropriate, shall supervise and control the investigation, contest, defense and/or settlement of all Sellers Extra Contractual Obligations claims which do not also involve Insurance Liabilities and all Existing Litigation at its own cost and expense (the "Seller Legal Proceedings"). Purchaser shall supervise and control the investigation, contest, defense and/or settlement of all litigation involving Insurance Liabilities (whether or not such litigation also involves Sellers Extra Contractual Obligations) to the extent not subject to the provisions of Section 11.01 (insofar as it relates to Sellers Extra Contractual Obligations) and, to the extent they are not subject to the provisions of Section 11.01, Other Assumed Liabilities at its own cost and expense (the "Purchaser Legal Proceedings").

(b)   At Seller's, FGWLA's or CLAC's request, Purchaser shall provide a report summarizing the nature of any Purchaser Legal Proceedings, the alleged actions or omissions giving rise to such Purchaser Legal Proceedings and copies of any files or other documents that Seller, FGWLA or CLAC may reasonably request in connection with its review of these matters. At Purchaser's request, Seller, FGWLA or CLAC shall provide a report summarizing the nature of any Seller Legal Proceedings, the alleged actions or omissions giving rise to such Seller Legal Proceedings and copies of any files or other documents that Purchaser may reasonably request in connection with its review of such matters.

(c)   Notwithstanding anything in this Agreement to the contrary, Purchaser shall have the right to engage in its own separate legal representation, at its own expense, and to participate fully in the defense of any Seller Legal Proceedings involving a Seller Subsidiary without waiving any of its rights to indemnification under Article XI. Seller, FGWLA, CLAC and Purchaser shall, and Purchaser shall cause the Seller Subsidiaries to, cooperate with each other with respect to the administration of any Seller Legal Proceeding. In connection therewith, Purchaser shall have the right to monitor and receive periodic updates regarding any Seller Legal Proceedings not involving a Seller Subsidiary. Whether or not Purchaser shall have participated in the defense of any Seller Legal Proceeding, none of Seller, FGWLA or CLAC shall compromise or settle any such Seller Legal Proceeding without Purchaser's prior written consent (not to be unreasonably withheld or delayed), unless (i) there is no finding or admission of any violation of law or any violation of the rights of any Person and no effect on any other claims that may be made against any Seller Subsidiary and (ii) the sole relief provided is monetary damages that are paid in full by Seller, FGWLA or CLAC without any liability to Purchaser under Article XI and a full and complete release is provided to any applicable Seller Subsidiary.

(d)   Notwithstanding anything in this Agreement to the contrary, Seller, FGWLA or CLAC shall have the right to engage in its own separate legal representation, at its own expense, and to participate fully in the defense of any Purchaser Legal Proceedings without waiving any of their rights to indemnification under Article XI or under the Indemnity Reinsurance Agreements. Purchaser, Seller, FGWLA and CLAC shall cooperate with each other with respect to the administration of any Purchaser Legal Proceeding. Whether or not Seller, FGWLA or CLAC shall have participated in the defense of any Purchaser Legal Proceeding, Purchaser shall not compromise or settle any such Purchaser Legal Proceeding without Seller's, FGWLA's or CLAC's prior written consent (not to be unreasonably withheld or delayed), unless (i) there is no finding or admission of any violation of law or any violation of the rights of any Person and no effect on any other claims that may be made against Seller, FGWLA or CLAC and (ii) the sole relief provided is monetary damages that are paid in full by Purchaser without any liability to Seller, FGWLA or CLAC under Article XI and a full and complete release is provided to Seller, FGWLA and CLAC.

(e)   Purchaser and Seller shall cooperate in the defense or prosecution of any Action (a "Shared Action") other than Seller Legal Proceedings and Purchaser Legal Proceedings which involves both (i) Excluded Liabilities, Subsidiary Indemnified Liabilities, and other liabilities which are the ultimate responsibility of Seller and its Affiliates, giving effect to the Assignment and Assumption Agreement, the Subsidiary Assumption Agreement and the indemnities provided under this Article XI (without regard for the .75% of Purchase Price limitation in Sections 11.01(a) and 11.01(b)) ("Seller Liabilities") and (ii) Assumed Liabilities, Subsidiary Liabilities, and other liabilities which are the ultimate responsibility of Purchaser and its Affiliates (including the Seller Subsidiaries), giving effect to the Assignment and Assumption

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Agreement and the indemnities provided under this Article XI (without regard for the .75% of Purchase Price limitation in Section 11.01(b)) ("Purchaser Liabilities"), but not involving Taxes. Seller, if Seller Liabilities predominate in a Shared Action not involving a Governmental Entity, or Purchaser, if Purchaser Liabilities predominate in a Shared Action not involving a Governmental Entity (such party, the "Primary Party") shall have the rights and obligations of the Indemnifying Party under Section 11.02(b), and the other such party (the "Other Party") shall have the rights and obligations of the Indemnified Party under Section 11.02(b), except that (1) the expenses of the Other Party in cooperating with the Primary Party shall be borne by the Other Party, and (2) the relative significance of the Seller Liabilities and the Purchaser Liabilities shall be taken into account appropriately by the Other Party in deciding whether to consent to a settlement, compromise or discharge. If neither Seller Liabilities nor Purchaser Liabilities predominate in a Shared Action not involving a Governmental Entity, each party shall be permitted to settle, compromise or discharge its portion of such litigation reasonably without the consent of the other party, and the parties shall, to the extent feasible, consider employing joint counsel for such Shared Action, or taking steps necessary to sever such Shared Action so that each party may defend or prosecute its portion separately. If a Shared Action involves a Governmental Entity, Purchaser shall have the rights and obligations of the Indemnifying Party under Section 11.02(b) and Seller shall have the rights and obligations of the Indemnified Party under Section 11.02(b), but the costs of the parties shall be allocated equitably in light of the relative significance of Purchaser Liabilities and Seller Liabilities.

Section 9.07   License to Owned Generally Used Software. Seller hereby grants Purchaser and its Affiliates as of the Closing Date a perpetual, non-exclusive, fully paid-up, non-transferable, non-sublicensable (except as set forth herein), limited license to use, reproduce, perform, display and create derivative works of the Owned Generally Used Software. Such a license shall be "as is" "where is" without any representation or warranty of any kind by Seller or its Affiliates, whether express or implied, including, without limitation, the implied warranties of fitness for a particular purpose, completeness, title, non-infringement or merchantability. Notwithstanding the foregoing, nothing herein shall be deemed to limit or expand the representations and warranties in Article IV of this Agreement. The Owned Generally Used Software shall be considered confidential information under Section 6.19. Seller shall deliver via electronic means to the extent practicable the source code for the Owned Generally Used Software (which source code shall be annotated to the extent Seller possesses such annotated source code at the time of delivery) in accordance with the migration plan set forth in Schedule 5.2 of the Transition Services Agreement, together with a copy of all supporting documentation therefor that is Seller's possession at the time of delivery; Seller shall be obligated only to deliver the instance of such software then in production, with no obligation to alter the format or content of such software so delivered or to create any annotations to the source code or any supporting documentation. Purchaser and its Affiliates may not lease, loan, resell, sublicense, give or otherwise distribute the Owned Generally Used Software to any third party except (a) to Purchaser's Affiliates in connection with an internal reorganization of Purchaser; (b) in connection with the sale by Purchaser or its Affiliates of all or substantially all of the assets pertaining to the Business (provided such third party agrees to the conditions set forth in this Section 9.07); or (c) to employees and/or

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contractors of Purchaser and its Affiliates, provided such employees and contractors are bound by obligations of confidentiality that are no less protective of Seller's rights than as set forth in this Agreement.

ARTICLE X

SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS

Section 10.01 Survival of Representations, Warranties and Covenants.

(a)   All representations and warranties contained in this Agreement shall survive the Closing and shall terminate and expire at the close of business on the date 18 months following the Closing Date, except that (i) the representations and warranties contained in Sections 4.21 (other than Section 4.21(r)) shall terminate and expire (A) with respect to United States federal income Tax matters, at the close of business on the earlier of (I) September 15, 2009, and (II) the date on which the applicable United States federal income tax return with respect to the first taxable period beginning after the Closing Date is actually filed, and (B) with respect to all other Tax matters, at the close of business on the earlier of (I) October 15, 2009, and (II) the date on which the applicable Tax Return (other than the United States federal income tax return) with respect to the first taxable period beginning after the Closing Date is actually filed, (ii) the representations and warranties contained in Section 4.21(r) shall terminate 60 days after expiration of the applicable statute of limitation (taking into account any extensions or waivers thereof) and from such date shall have no further force or effect and (iii) the representations and warranties contained in Sections 4.01, 4.02, 4.03, 4.15, 5.01, 5.02 and 5.06 shall survive the Closing and shall not terminate or expire.

(b)   All covenants and agreements made by the parties to this Agreement that contemplate performance following the Closing Date shall survive the Closing Date. All other covenants and agreements shall not survive the Closing Date and shall terminate as of the Closing.

ARTICLE XI

INDEMNIFICATION

Section 11.01 Obligation to Indemnify.

(a)   From and after the Closing, and subject to the limitations set forth in this Article XI, Seller, FGWLA and CLAC (it being understood that FGWLA and CLAC shall each only be liable under this Section 11.01(a) for matters relating specifically to it, but that Seller shall be liable for all indemnification provided for by this Section 11.01(a)), agree to indemnify and hold harmless Purchaser and its directors, officers, employees, agents, representatives, and Affiliates from and against all losses, liabilities, claims, expenses (including reasonable attorneys' fees and expenses) and damages but excluding lost profits or any punitive, exemplary, consequential or similar damages (other than lost profits or any punitive, exemplary, consequential or similar damages actually paid to a third party in a Third Party Claim and lost profits not paid to a third party in a Third Party Claim to the extent set forth in Section 11.01(c)) ("Losses") (to the extent exceeding reserves, if any, with respect to such particular Losses reflected in the Final Statement of Assets and Liabilities and Final Net Worth Statement) to the extent arising from or related to (i) any breach of the representations and warranties of Seller, FGWLA and CLAC contained in this Agreement (determined without regard to any qualifications as to materiality (including Sellers Material Adverse Effect) therein), (ii) any breach of any of the covenants and agreements of Seller, FGWLA or CLAC contained in this Agreement which covenants and agreements survive the Closing, (iii) the Excluded Liabilities, (iv) the Subsidiary Indemnified Liabilities or (v) Continued Practices; provided, however, that none of Seller, FGWLA or CLAC shall have any liability under clause (i) or clause (v) of this Section 11.01(a) or Section 12.01(a)(v) unless the aggregate of all Losses under clause (i) or clause (v) of this Section 11.01(a) or Section 12.01(a)(v) for which Seller, FGWLA or CLAC (taken together) would, but for this proviso, be liable exceeds an amount equal to .75% of the Purchase Price, and then only to the extent of any such excess. In any event, notwithstanding anything in this Agreement to the contrary, the maximum amount for which Seller, FGWLA and CLAC shall be liable with respect to breaches described in clause (i) or clause (v) above under this Section 11.01(a) or Section 12.01(a)(v) shall not exceed in the aggregate, an amount equal to 50% of the Purchase Price. The obligations of Seller, FGWLA and CLAC under this Section 11.01 are in addition to their obligations under the Ancillary Agreements, except as provided therein. The obligation of Seller, FGWLA and CLAC under clause (i) of this Section 11.01(a) with respect to any violation of Law after the Closing by Purchaser or any of its Affiliates (including the Seller Subsidiaries) that is a continuation of any policy or regular practice of Seller, FGWLA, CLAC or a Seller Subsidiary that existed prior to the Closing and is carried out by or under the supervision of Business Employees, Corporate Employees or Subsidiary Employees on behalf of Purchaser or its Affiliates shall be limited to their liability under clause (v) of this Section 11.01(a).

(b)   From and after the Closing, and subject to the limitations set forth in this Article XI, Purchaser agrees to indemnify and hold harmless Seller, FGWLA, CLAC and their respective directors, officers, employees, agents, representatives, and Affiliates from and against all Losses to the extent arising from or related to (i) any breach of the representations and warranties of Purchaser contained in this Agreement (determined without regard to any qualifications as to materiality (including Purchaser Material Adverse Effect) therein), (ii) any breach of any of the covenants and agreements of Purchaser contained in this Agreement which covenants and agreements survive the Closing or (iii) the Assumed Liabilities; provided, however, that Purchaser shall not have any liability under clause (i) of this Section 11.01(b) unless the aggregate of all Losses under clause (i) of this Section 11.01(b) for which Purchaser would, but for this proviso, be liable exceeds an amount equal to .75% of the Purchase Price, and then only to the extent of any such excess. In any event, notwithstanding anything in this Agreement to the contrary, the maximum amount for which Purchaser shall be liable with respect to breaches described in clause (i) above under this Section 11.01(b) shall not exceed in the aggregate, an amount equal to 50% of the Purchase Price. Purchaser's obligations under this Section 11.01 are in addition to its obligations under the Ancillary Agreements, except as provided therein.

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(c)   In calculating Losses hereunder, each party shall have the right to seek to prove that amounts for which it is indemnified by the other party should include lost profits for the period of time from the Closing Date to the fifth anniversary of the Closing Date; provided that (i) with respect to indemnification claims pursuant to clause (i) of Section 11.01(a) or clause (i) of Section 11.01(b), such lost profits shall be limited to lost profits attributable to the period starting on the Closing Date and ending on the date of the cure of the breach giving rise to an indemnification claim, and (ii) with respect to a Continued Practice giving rise to an indemnification claim pursuant to clause (v) of Section 11.01(a), such lost profits shall be limited to lost profits attributable to the period starting on the Closing Date and ending on the date upon the earlier of (A) the date upon which the Continued Practice is brought in to compliance with Law in accordance with Purchaser's obligations pursuant to Section 9.07 or (B) the 120th day following the Closing Date; provided further that Seller, FGWLA and CLAC shall have the right to seek to prove that any such amounts have been mitigated, to the extent applicable, by the Post-Closing PP Adjustment.

Section 11.02 Indemnification Procedures.

(a)   In order for a party (the "Indemnified Party") to be entitled to any indemnification provided for under this Agreement in respect of, arising out of or involving a claim or demand made by, or an action, proceeding or investigation instituted by, any Person neither a party to this Agreement nor an Affiliate of such a party (a "Third Party Claim"), such Indemnified Party must notify the party from which indemnity is sought (the "Indemnifying Party") in writing, and in reasonable detail, of the Third Party Claim within ten (10) Business Days after such Indemnified Party learns of the Third Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the Indemnifying Party shall have been actually prejudiced as a result of such failure. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, within five (5) Business Days after the Indemnified Party's receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third Party Claim.

(b)   If a Third Party Claim is made against an Indemnified Party, the Indemnifying Party will be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof with counsel selected by the Indemnifying Party. If the Indemnifying Party assumes such defense, the Indemnified Party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party; provided, however, that the Indemnifying Party shall bear the reasonable fees, costs and expenses of such separate counsel if the (A) Indemnified Party shall have determined in good faith and shall have received a written opinion of counsel to the effect that an actual or potential conflict of interest makes representation by the same counsel or the counsel selected by the Indemnifying Party inappropriate or (B) Indemnifying Party shall have authorized the Indemnified Party to employ separate counsel at the Indemnifying Party's expense. If the Indemnifying Party chooses to defend or prosecute any Third Party Claim, all of the parties hereto shall cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the Indemnifying Party's request) the provision to

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the Indemnifying Party of records and information which are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. All reasonable costs and expenses incurred in connection with the Indemnified Party's cooperation shall be borne by the Indemnifying Party. Whether or not the Indemnifying Party shall have assumed the defense of a Third Party Claim, the Indemnifying Party shall have no liability with respect to any compromise or settlement of such claims effected without its written consent (such consent not to be unreasonably withheld or delayed); the Indemnifying Party shall not admit any liability with respect to, or settle, compromise or discharge, such Third Party Claim without the Indemnified Party's prior written consent (which consent shall not be unreasonably withheld or delayed) unless (A) there is no finding or admission of any violation of Law or any violation of the rights of any Person and no effect on any other claims that may be made against the Indemnified Party, and (B) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party and a full and complete release is provided to the Indemnified Party.

(c)   The indemnities provided in this Agreement shall survive the Closing; provided, however, that the indemnities provided under Sections 11.01(a)(i) and 11.01(b)(i) shall terminate when the applicable representation or warranty terminates pursuant to Article X, except as to any item as to which the Person to be indemnified shall have, prior to the expiration date of the relevant representation and warranty, made a claim by delivering a notice (stating in reasonable detail the basis of such claim) to the Indemnifying Party. Except (i) as set forth in Sections 2.03, 9.04, 12.01 and 14.05, and (ii) for claims based on fraud, the indemnity provided in Sections 11.01(a) and 11.01(b) shall be the sole and exclusive remedy of the Indemnified Party against the Indemnifying Party at law or equity for any claim arising under this Agreement.

ARTICLE XII

TAXES

Section 12.01 Tax Indemnity.

(a)   Seller, FGWLA and CLAC agree to indemnify and hold harmless Purchaser, its Affiliates and the Seller Subsidiaries against the following (to the extent in excess of the reserves and accruals established for such Loss on the Final Statement of Assets and Liabilities): (i) Taxes imposed on or with respect to the Seller Subsidiaries, the Business or the Transferred Assets with respect to taxable periods ending on or before the Closing Date; (ii) with respect to taxable periods beginning on or before the Closing Date and ending after the Closing Date, Taxes imposed on or with respect to the Seller Subsidiaries, the Business or the Transferred Assets which are allocable, pursuant to Section 12.01(b), to the portion of such period ending on and including the Closing Date; (iii) Taxes of any Person (other than any of the Seller Subsidiaries) that are imposed on or for which any of the Seller Subsidiaries is liable pursuant to Treasury Regulations section 1.1502-6 (or similar provision of state, local or foreign Law), as a transferee or successor, or (other than as specifically set forth in (A) this Agreement or (B) the Ancillary Agreements) by contract; (iv) Taxes attributable to,

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or resulting directly or indirectly from elections under section 338(h)(10) of the Code (and any comparable provisions of state, local or foreign Law) with respect to the actual or deemed sale of the shares of capital stock of any of the Seller Subsidiaries, pursuant to Section 12.07(e) of this Agreement; and (v) any Losses (for the avoidance of doubt, for purposes of this clause (v), Losses shall not include any Taxes (other than interest, penalties and additions imposed with respect thereto) with respect to taxable periods beginning after the Closing Date resulting from the failure to file a Tax Return in a jurisdiction in which the Seller, FGWLA or CLAC (with respect to the Business or the Transferred Assets) or any Seller Subsidiary was required to file) resulting from the breach of a covenant, representation or warranty set forth in Sections 2.01(b), 2.01(c), 4.08(l) and 4.21 and this Article XII. Purchaser shall use commercially reasonable efforts to take actions in order to minimize the amount of any Losses for which Seller is required to indemnify Purchaser pursuant to clause (v) of this Section 12.01(a). Purchaser agrees to indemnify and hold harmless Seller and its Affiliates against the following: (i) Taxes imposed on or with respect to the Seller Subsidiaries, the Business or the Transferred Assets with respect to taxable periods beginning after the Closing Date; (ii) with respect to taxable periods beginning on or before the Closing Date and ending after the Closing Date, Taxes imposed on or with respect to the Seller Subsidiaries, the Business or the Transferred Assets which are allocable, pursuant to Section 12.01(b), to the portion of such period beginning the day after the Closing Date; (iii) Taxes imposed on or with respect to the Seller Subsidiaries, the Business or the Transferred Assets with respect to taxable periods ending on or before the Closing Date to the extent of the reserves and accruals established for such Taxes on the Final Statement of Assets and Liabilities; and (iv) any Losses resulting from the breach of a covenant, representation or warranty set forth Sections 2.01(b), 2.01(c), 4.08(l) and 4.21 and this Article XII. Seller shall use commercially reasonable efforts to take actions in order to minimize the amount of any Losses for which Purchaser is required to indemnify Seller pursuant to clause (iv) of this Section 12.01(a).

(b) In the case of Taxes that are payable with respect to a taxable period that begins on or before the Closing Date and ends after the Closing Date, the portion of any such Tax that is allocable to the portion of the period ending on and including the Closing Date shall be:

(i) in the case of Taxes that are either (x) based upon or related to income or receipts, or (y) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible) (other than conveyances pursuant to this Agreement, which are governed by Section 2.01(b) of this Agreement), deemed equal to the amount which would be payable if the taxable year ended on and included the Closing Date;

(ii) in the case of Taxes imposed on a periodic basis with respect to the assets of the Seller Subsidiaries, the Business or the Transferred Assets, or otherwise measured by the level of any item, deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of calendar days in the period ending on and including the Closing Date and the denominator of which is the number of calendar days in the entire period; and

(iii)   in the case of Taxes based upon gross premiums deemed equal to the amount that would be payable with respect to the premiums collected as of the Closing Date.

(c)   Notwithstanding any provision in this Agreement to the contrary, all liabilities relating to or arising out of any Tax matters that are specifically indemnified by Purchaser or the Seller Subsidiaries, on the one hand, or Seller, CLAC or FGWLA on the other hand, under any of the Ancillary Agreements shall be governed and controlled by the terms of such other agreement and shall not be subject to the terms of this Article XII to the extent this Article XII conflicts with such other agreement.

Section 12.02 Returns and Payments.

(a)   From the date of this Agreement through and after the Closing Date, Seller shall prepare and file or otherwise furnish in proper form to the appropriate Tax Authority (or cause to be prepared and filed or so furnished) in a timely manner: (i) all consolidated, unitary, combined or similar Tax Returns (each a "Consolidated Tax Return") that include Seller, CLAC, FGWLA and the Seller Subsidiaries for any taxable period, (ii) all Tax Returns that include Seller, FGWLA or CLAC and (iii) all other Tax Returns that relate to or include the Seller Subsidiaries, the Business or the Transferred Assets for tax periods ending on or before the Closing Date. With respect to Tax Returns described in clause (i) or (ii) of this Section 12.02(a), such Tax Returns shall be prepared and filed in a manner consistent with past practice to the extent that doing so solely affects the Seller Subsidiaries, the Business or the Transferred Assets. With respect to Tax Returns described in clause (iii) of this Section 12.02(a), such Tax Returns shall be prepared and filed in a manner consistent with past practice. With respect to any Tax Return prepared by Seller pursuant to this Section 12.02(a) which includes the Seller Subsidiaries, Seller shall provide to Purchaser a copy of any such Tax Return that is filed by the Seller Subsidiaries (or in the event of a Consolidated Tax Return, a pro forma Tax Return for each includible Seller Subsidiary) no later than 30 days prior to the date such Tax Return is required to be filed. Purchaser shall have the right to comment with respect to any such Tax Return to the extent such comment relates to a matter which is reasonably likely to result in a material adverse affect for Purchaser or its Affiliates (determined as if Purchaser will file an Election for each Seller Subsidiary); provided, that such comments does not cause Seller or its Affiliates to take any positions that are either contrary with law. Purchaser shall prepare and file or otherwise furnish in proper form to the appropriate Tax Authority (or cause to be prepared and filed or so furnished) in a timely manner all other Tax Returns of or that include the Seller Subsidiaries. At least 15 days prior to the Closing Date, Seller shall provide written notice to Purchaser of any Tax Return that Purchaser is required to file (or cause to be filed) within 45 days of the Closing Date pursuant to this Section 12.02(a).

(b)   With respect to any Tax Return required to be filed (or caused to be filed) by Purchaser, or Seller pursuant to Section 12.02(a) (the party with the

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obligation to file a Tax Return shall hereinafter be referred to as the "Filing Party") and as to which an amount of Tax is allocable to the other party under Section 12.01 (the "Tax Indemnifying Party"), the Filing Party shall provide the Tax Indemnifying Party with a copy of such completed Tax Return or in the case of a Consolidated Tax Return, a pro forma Tax Return for the Seller Subsidiaries (prepared on a separate company basis) and a statement certifying and setting forth the calculation of the amount of Tax shown on any such Tax Return that is allocable to such Tax Indemnifying Party pursuant to Section 12.01, together with appropriate supporting information and schedules at least 20 Business Days prior to the due date (including any extension thereof) for the filing of such Tax Return. Such Tax Indemnifying Party shall have the right to review and comment on any such Tax Return and statement prior to the filing of such Tax Return.

(c)   Subject to Section 12.01 and except as otherwise specifically provided in an Ancillary Agreement, Seller shall pay or cause to be paid when due and payable all Taxes properly shown on a Tax Return that Seller is required to file (or cause to be filed) pursuant to the terms of paragraph (a) above and Purchaser shall do the same with respect to all Taxes properly shown on a Tax Return that Purchaser is required to file (or cause to be filed) pursuant to the terms of paragraph (a) above.

(d)   In any case where a Filing Party files a Tax Return on which there is properly shown an amount of Tax that is allocable to a Tax Indemnifying Party, the Tax Indemnifying Party shall pay the Filing Party the amount so allocated to it pursuant to Section 12.01 in accordance with the provisions of Section 12.05.

(e)   Except as required by Law, none of Purchaser, the Seller Subsidiaries or any Affiliate thereof shall amend, refile or otherwise modify, or cause or permit the Seller Subsidiaries to amend, refile or otherwise modify, any Tax election or Tax Return with respect to any Tax period (or portion of any Tax period), ending on or prior to the Closing Date, without the prior written consent of Seller. To the extent allowed by Law, Purchaser and the Seller Subsidiaries shall elect not to carry back any losses, credits or deductions of the Seller Subsidiaries to Tax periods or portions thereof ending on or before the Closing Date.

Section 12.03 Refunds. Except as provided in the Ancillary Agreements, any Tax refund (including any interest actually received with respect thereto) that is actually received by Purchaser, the Seller Subsidiaries or any Affiliate of Purchaser, or any credit against Taxes that is actually claimed by Purchaser, the Seller Subsidiaries or any Affiliate of Purchaser on a Tax Return, for (a) Taxes of or relating to any of the Seller Subsidiaries, the Business or the Transferred Assets for any taxable period ending on or prior to the Closing Date or (b) any Taxes for which Seller is liable pursuant to this Agreement or the Ancillary Agreements, and in each case that is actually received or claimed by Purchaser, the Seller Subsidiaries or any Affiliate of Purchaser, shall be the property of Seller and shall be paid over promptly to Seller; provided, however, that any such refund or credit which is accrued as an asset on the Final Statement of Assets and Liabilities shall be the property of Purchaser. Notwithstanding the foregoing sentence, subject to Section 12.02(e), any Tax refund (or equivalent benefit to Seller or any Affiliates of Seller through a reduction in Tax liability) for a taxable period ending on or

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before the Closing Date arising out of the carryback of a loss or credit of or with respect to the Seller Subsidiaries, the Business or the Transferred Assets arising in a taxable period ending after the Closing Date and that is actually received by Seller or any Affiliates of Seller, shall be the property of Purchaser and shall be paid over promptly to Purchaser; provided, however, that to the extent the amount of any such refund is due to a carry back to a tax year with respect to which the statute of limitations has, but for such carryback, expired and such refund is reduced as a result of the assessment of any additional Taxes for which Purchaser could bring a claim for indemnity pursuant to Section 12.1(a) but for this sentence, none of Seller, FGWLA or CLAC shall be liable or required to indemnify Purchaser, its Affiliates or the Seller Subsidiaries for such additional Taxes or shall be liable or required to indemnify Purchaser, its Affiliates or the Seller Subsidiaries for the amount of any lost refund or for the loss of any carryback item of loss or credit. For purposes of determining whether any refund, credit or equivalent benefit is actually received or claimed for purposes of this Section 12.03, all such items shall be applied in the order prescribed by applicable Tax law.

Section 12.04 Contests.

(a)   After the Closing Date, Purchaser shall promptly notify Seller, or Seller, CLAC, or FGWLA shall promptly notify Purchaser, in writing of any written notice of a proposed assessment, audit, examination or claim in a Tax Contest of or relating to Purchaser, Seller, the Seller Subsidiaries, the Transferred Assets or the Business which, if determined adversely to the taxpayer, would be grounds for indemnification under this Article XII; provided, however, that a failure to give such notice will not affect the rights of a party to indemnification under this Agreement except to the extent, (i) if any, that, but for such failure, the Tax Indemnifying Party could have avoided all or a portion of the Tax liability in question or (ii) such failure otherwise actually materially prejudices the Tax Indemnifying Party.

(b)   In the case of a Tax Contest that (i) relates to taxable periods ending on or before the Closing Date or (ii) relates to a liability for Taxes for which Seller is reasonably likely to indemnify Purchaser or the Seller Subsidiaries pursuant to this Agreement or the Ancillary Agreements, Seller shall have the right at its expense to participate in, control the conduct of, and, subject to Purchaser's consent pursuant to Section 12.04(c), settle such Tax Contest. Purchaser shall control all other Tax Contests and have the right to participate in all Tax Contests (including with respect to which Seller possesses the right to control) which are reasonably likely to result in an adverse material effect to Purchaser, any Affiliate of Purchaser or the Seller Subsidiaries.

(c)   None of Purchaser, the Seller Subsidiaries or any Affiliate of either, nor Seller or any Affiliate of Seller, shall enter into any compromise or agree to settle any claim pursuant to any Tax Contest which would adversely affect the other party for any year without the written consent of the other party, which consent may not be unreasonably withheld, conditioned or delayed. Purchaser and Seller agree to reasonably cooperate, and Purchaser agrees to cause the Seller Subsidiaries to reasonably cooperate, in the defense against or compromise of any Tax Contest.

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Section 12.05 Time of Payment. Payment by the Tax Indemnifying Party of any amounts due under this Article XII in respect of Taxes shall be made (i) at least three Business Days before the earlier of the due date of the payment of such Tax or the due date of the applicable estimated or final Tax Return required to be filed by the Filing Party on which is required to be reported Taxes for which the Tax Indemnifying Party is responsible under Section 12.01 without regard to whether the Tax Return shows overall net income or loss for such period, or (ii) or in the event of a redetermination of any Taxes as a result of any settlement or compromise of any Tax Contest, within five (5) days after delivery of written notice of payment owing together with a computation of the amounts due; provided, however, that in the event that the parties disagree as to the amount or calculation of any amount described in clause (i) of this Section 12.05, the parties shall attempt in good faith to resolve such dispute. If such dispute is not resolved within 20 days following the commencement of the dispute, the parties shall jointly retain a nationally recognized law or accounting firm, which firm is independent of both parties (the "Independent Firm"), to resolve the dispute. The Independent Firm shall act as an arbitrator to resolve all points of disagreement and its decision shall be final and binding upon all parties involved, except to the extent of a redetermination described in clause (ii) of this Section 12.05. To the extent of a disputed item, payments required to be made under this Agreement shall be made within 8 days of the Independent Firm delivering its decision to the parties. The fees and expenses relating to the Independent Firm shall be borne equally by the parties. Payments pursuant to this Article XII that are not made on or before the date prescribed herein or with respect to a dispute, are made after the date such payments would have been made pursuant to this paragraph but for such dispute (the "Payment Date") shall bear interest for the period from and including the date immediately following the Payment Date through and including the date of payment computed at an annual rate equal to the 90-Day Treasury Rate in effect on the Payment Date.

Section 12.06 Cooperation and Exchange of Information.

(a)   Seller, FGWLA, CLAC and Purchaser (and all Affiliates of such entities) agree to provide each other with such cooperation and information as either Seller or Purchaser reasonably may request in filing any Tax Return or claim for refund, determining a liability for Taxes or a right to a refund of Taxes, or participating in or conducting any audit or other proceeding in respect of Taxes with respect to the Seller Subsidiaries, the Business or the Transferred Assets. Such cooperation and information shall include providing copies of relevant Tax Returns (other than Tax Returns filed by the Consolidated Group) or relevant portions thereof, together with accompanying schedules, related work papers and documents relating to rulings or other determinations by any Tax Authority. Seller, FGWLA, CLAC, Purchaser and the Seller Subsidiaries shall each make its employees available on a basis mutually convenient to both parties to provide explanations of any documents or information provided hereunder. Each of Seller, FGWLA, CLAC, the Seller Subsidiaries and Purchaser shall retain all Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of the Seller Subsidiaries, the Business and the Transferred Assets for each taxable period first ending after the Closing Date and for all prior taxable periods for the time period set forth in Section 9.01(b). Any information obtained under this Section

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12.06 shall be kept confidential except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in connection with any Tax Contest.

(b)   Notwithstanding any provisions in this Agreement to the contrary (other than Section 12.04), the parties agree that none of Purchaser or any Affiliates thereof will have the right to participate in, control or consent to any matter that involves an income Tax Return filed on a consolidated, combined, unified or group basis that includes Seller, FGWLA, CLAC, Parent or any Affiliate of such entities, and neither Seller nor its Affiliates will have the right to participate in, control or consent to any matter that involves an income Tax Return filed on a consolidated, combined, unified or group basis that includes Purchaser or any of its Affiliates.

(c)   From the date hereof through the Closing Date Seller, FGWLA and CLAC shall cooperate with Purchaser and provide Purchaser and its representatives with access to all information necessary for purposes of allowing Purchaser to continue and conclude its Tax due diligence review of the Seller Subsidiaries, the Business and the Transferred Assets, including to the extent necessary to allow Purchaser to determine whether it will be beneficial to file the Election.

Section 12.07 Miscellaneous.

(a)   Seller and Purchaser agree to treat all payments made by either of them to or for the benefit of the other (including any payments to the Seller Subsidiaries) under the indemnity provisions of this Agreement and for any misrepresentations or breaches of warranties or covenants as adjustments to the Purchase Price to the extent required by applicable Tax Law.

(b)   Notwithstanding any provision in this Agreement to the contrary (other than Sections 10.01(a) and 11.01(a) with respect to Section 12.01(a)(v)), the obligations of the parties set forth in this Article XII shall be unconditional and absolute and shall not be subject to any restrictions or limitations other than those expressly set forth in this Article XII, and shall remain in effect until 60 days after the expiration of the applicable statute of limitations (taking into account any extensions or waivers thereof).

(c)   Notwithstanding any other provision in this Agreement to the contrary (other than Section 11.01(a) with respect to Section 12.01(a)(v)), all matters relating to Taxes shall be governed exclusively by Sections 2.01(b), 2.01(c), 4.08(l) and 4.21 and this Article XII; provided, however; that all matters relating to Taxes that are specifically identified and addressed by the Ancillary Agreements shall be governed by the terms of such agreements to the extent this Article XII conflicts with such other agreements.

(d)   Seller, FGWLA, CLAC and Purchaser will allocate the Purchase Price and other applicable consideration (the "Allocable Amount") in accordance with the requirements of sections 1060 and 338 of the Code and the Treasury Regulations promulgated thereunder among and between the Shares, the Transferred

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Assets and the Business. As soon as practicable after the Closing Date, Purchaser shall prepare a schedule reflecting the allocation of the Allocable Amount and shall submit it to Seller. Purchaser and Seller will use reasonable efforts to agree on the amount and proper allocation of the Allocable Amount in accordance with sections 1060 and 338 of the Code and the Treasury Regulations promulgated thereunder.

(e)   If, and only if, requested by Purchaser, Parent and Purchaser shall jointly complete and make elections under section 338(h)(10) of the Code and any analogous provisions of state, local or foreign Law (the "Election") with respect to the actual or deemed purchase of the stock of any of the Seller Subsidiaries.

(i)   On or prior to the Closing Date, Purchaser shall notify Seller in writing of any such Election.

(ii)   If Purchaser elects to make an Election as provided in this Section 12.07(e), each of Parent and Purchaser (and all Affiliates of such entities) shall report the actual or deemed purchase of the stock of such Seller Subsidiary consistent with such Election. Each of Parent and Purchaser shall cause any and all forms necessary to effectuate such Election to be duly executed by an authorized person, and shall, on the Closing Date, exchange completed and duly executed copies of Internal Revenue Service Form 8023 and any similar state, local and foreign forms, and shall duly and timely file all such forms in accordance with applicable Tax laws and the terms of this Agreement.

(iii)   Within 60 days after the Closing Date, Seller shall deliver to Purchaser a written statement setting forth in reasonable detail the calculation of the tax reserves as of the Closing Date of or relating to each Seller Subsidiary, the Business and the Transferred Assets.

(iv)   If Purchaser chooses to make an Election as provided in this Section 12.07(e), within 180 days after the Closing Date, Purchaser shall provide (or shall cause its Affiliates to provide) to Seller: (A) a proposed allocation of the "Modified Aggregate Deemed Sales Price" and the "Adjusted Grossed Up Basis" (each, as defined under applicable Treasury Regulations) among the assets of each applicable Seller Subsidiary, which allocations shall be made in accordance with section 338(b) of the Code, and (B) a complete set of IRS Forms 8883 (and any comparable forms required to be filed under state, local or foreign Law) and any additional data or materials required to be attached to IRS Form 8883 pursuant to the Treasury Regulations promulgated under section 338 of the Code (collectively, the "Proposed Allocation"). If Seller objects to the Proposed Allocation, Seller will notify Purchaser of such dispute in writing (providing sufficient detail for Purchaser to determine Seller's objection with respect to the disputed item) within 20 days of receipt of the Proposed Allocation. In the case of a dispute, Purchaser and Seller will use reasonable efforts for a period of 60 days after receipt of the notice of such dispute to settle such dispute. If no objection is provided by Seller within the time set forth above, Seller and Purchaser (and their respective Affiliates) shall (A) be bound by the Proposed

Allocation for all Tax purposes, (B) prepare and file all Tax Returns in a manner consistent with such allocations and (C) take no position inconsistent with such allocations in any Tax Return, any proceeding before any Tax Authority or otherwise, except to the extent required by applicable Law.

(f)   Immediately prior to the Closing Date, each of Seller and FGWLA shall deliver to Purchaser a certificate under section 1445(b)(2) of the Code providing that it is not a foreign person, in form and substance reasonably satisfactory to Purchaser.

(g)   On or prior to the Closing, Parent and Seller shall terminate all Tax sharing agreements entered into by the Seller Subsidiaries with respect to such entities and such agreements shall have no continuing force or effect thereafter with respect to the Seller Subsidiaries.

(h)   Notwithstanding the definition of "Net Reinsurance Premium" set forth in Section 1.01, the "reinsurance premium" for U.S. federal income tax purposes shall be determined by reference to the appropriate tax reserves, as required by sections 338 and 1060 of the Code and the applicable Treasury Regulations thereunder.

Section 12.08 Exclusivity. Notwithstanding anything to the contrary in this Agreement, this Article XII shall govern the procedures for all contests, defenses and indemnification obligations related or attributable to Taxes.

ARTICLE XIII

TERMINATION PRIOR TO CLOSING

Section 13.01 Termination of Agreement. This Agreement may be terminated at any time prior to the Closing:

(a)   by Seller, FGWLA, CLAC or Purchaser in writing, if there shall be any order, injunction or decree of any Governmental Entity which prohibits or restrains Seller, FGWLA, CLAC or Purchaser from consummating the transactions contemplated hereby, and such order, injunction or decree shall have become final and nonappealable;

(b)   by Seller, FGWLA, CLAC or Purchaser in writing, if the Closing has not occurred on or prior to 12 months following the date hereof, unless due to the failure of the party seeking to terminate this Agreement to perform in all material respects each of its obligations under this Agreement required to be performed by it on or prior to the Closing Date;

(c)   by Purchaser (i) if there has been a breach on the part of Seller, FGWLA or CLAC of any representation or warranty of Seller, FGWLA or CLAC contained herein or in any certificate or other instrument delivered or furnished to Purchaser pursuant hereto (without regard to any materiality or Sellers Material Adverse Effect qualifications) such that all such breaches would, individually or in the aggregate,

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have a Sellers Material Adverse Effect; or (ii) if there has been any failure on the part of Seller, FGWLA or CLAC to comply with or perform any of their respective agreements, covenants or obligations hereunder in any material respect, and such noncompliance or nonperformance shall not have been (x) cured or eliminated by Seller, FGWLA or CLAC within ten (10) Business Days following receipt by Seller, FGWLA or CLAC of written notice thereof from Purchaser; or (y) waived by Purchaser on or before the Closing Date;

(d)   by Seller, FGWLA or CLAC (i) if there has been a breach on the part of Purchaser of any representation or warranty of Purchaser contained herein or in any certificate or other instrument delivered or furnished to Seller, FGWLA or CLAC pursuant hereto (without regard to any materiality or Purchaser Material Adverse Effect qualifications) such that all such breaches would, individually or in the aggregate, have a Purchaser Material Adverse Effect; or (ii) if there has been any failure on the part of Purchaser to comply with or perform any of its agreements, covenants or obligations hereunder in any material respect and such noncompliance or nonperformance shall not have been (x) cured or eliminated by Purchaser within ten (10) Business Days following receipt by Purchaser of written notice thereof from Seller, FGWLA or CLAC; or (y) waived by Seller, FGWLA and CLAC on or before the Closing Date; and

(e)   at any time on or prior to the Closing Date, by mutual written consent of Seller, FGWLA, CLAC and Purchaser.

Section 13.02 Survival. If this Agreement is terminated and the transactions contemplated hereby are not consummated as described above, this Agreement shall become null and void and of no further force and effect, except that (a) in the event of a termination of this Agreement because of any breach, the breaching party shall be liable to the other party for all actual damages resulting from such breach, including reasonable attorneys fees, and, if Purchaser is the breaching Party, Seller's actual, reasonable and verifiable direct costs in connection with the "Landlord's Work" as defined in the forms of Headquarters Leases; (b) in the event of a termination of this Agreement not because of any breach, Purchaser shall reimburse Seller for one-half of Seller's actual, reasonable and verifiable direct costs in connection with the "Landlord's Work" as defined in the forms of Headquarters Leases; (c) the provisions of this Agreement relating to the obligations of the parties hereto to keep confidential and not to use certain information and data obtained from the other parties hereto shall remain in full force and effect; and (d) the provisions of Section 6.09, this Section 13.02 and Article XIV shall remain in full force and effect.

ARTICLE XIV

GENERAL PROVISIONS

Section 14.01 Publicity. Except as may otherwise be required by Law or stock exchange requirements, no press release, public announcement or general employee communication concerning this Agreement or the transactions contemplated hereby shall be made by any of the parties hereto without advance approval thereof by Seller,

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FGWLA, CLAC and Purchaser. The parties hereto shall cooperate with each other in making any press release, public announcement or general employee communication.

Section 14.02 Dollar References. All dollar references in this Agreement are to the currency of the United States.

Section 14.03 Notices. Any notice or other communication required or permitted hereunder shall be in writing (including facsimile or similar writing) and shall be deemed given if (i) delivered personally, (ii) sent by overnight courier (providing proof of delivery) or (iii) sent by facsimile, to the parties at the following address:

(i)   If to Purchaser:

Connecticut General Life Insurance Company
Two Liberty Place
1601 Chestnut Street
Philadelphia, PA 19192
Attention: Thomas A. McCarthy
Facsimile: (215) 761-2387

With a concurrent copy to:

Connecticut General Life Insurance Company
c/o CIGNA Corporation
Two Liberty Place
1601 Chestnut Street
Philadelphia, PA 19192
Attention: D. Timothy Tammany, Esq.
Facsimile: (215) 761-5900

and

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
Attention: Robert J. Sullivan, Esq.
Facsimile: (917) 777-2930

(ii)   If to Seller, FGWLA or CLAC:

Great-West Life & Annuity Insurance Company
8515 East Orchard Road
Greenwood Village, CO 80111
Attention: Richard G. Schultz, Chief Legal Officer,
              Corporate and Secretary
Facsimile:

With a concurrent copy to:

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Dewey & LeBoeuf LLP
125 West 55th Street
New York, New York 10019-5389
Attention: Donald B. Henderson, Jr.
Facsimile: (212) 649-9405

Any party may, by notice given in accordance with this Section 14.03 to the other parties, designate another address or person for receipt of notices hereunder; provided, that notice of such a change shall be effective upon receipt.

Section 14.04 Entire Agreement. This Agreement (including the Ancillary Agreements, the other agreements contemplated hereby and thereby, the Exhibits and the Schedules hereto) contains the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, written or oral, with respect thereto; provided, however, that the Confidentiality Agreement shall remain in full force and effect in accordance with its terms prior to the Closing.

Section 14.05 Waivers and Amendments; Non-Contractual Remedies; Preservation of Remedies. This Agreement may be amended, superseded, canceled, renewed or extended, and the terms hereof may be waived, only by a written instrument signed by each of the parties or, in the case of a waiver, by the party waiving compliance. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege. The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that any party may otherwise have at law or in equity. The parties agree that irreparable damage would occur in the event any provision hereof were not to be performed in accordance with its terms and that each party shall be entitled to specific performance of the terms hereof in addition to any other remedies at law or in equity.

Section 14.06 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

Section 14.07 Jurisdiction. Each party hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of any court of the United States or any state court which in either case is located in the City of New York for any actions, suits or proceedings arising out of or relating to this Agreement and the transactions contemplated hereby (and each party agrees not to commence any action, suit or proceeding relating thereto except in such courts, and further agrees that service of any process, summons, notice or document by U.S. registered mail to its address set forth above shall be effective service of process for any action, suit or proceeding brought against it in any such court). Each party hereby irrevocably and unconditionally waives

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any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in any such court, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. EACH PARTY HERETO HEREBY WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST ANOTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THE ADMINISTRATION THEREOF OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN.

Section 14.08 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors, permitted assigns and legal representatives. Neither this Agreement, nor any of the rights, interests or obligations hereunder, may be assigned, in whole or in part, by any party without the prior written consent of the other parties hereto and any such assignment that is not consented to shall be null and void; provided, however, that Purchaser shall be permitted to assign any or all of its rights to acquire particular Transferred Assets or Shares. In the event of such an assignment, Purchaser shall remain primarily liable for all of its obligations hereunder and for all of the obligations of any Affiliate to which it assigned the right to acquire any Transferred Assets or Shares.

Section 14.09 Interpretation.

(a)   Notwithstanding anything in this Agreement to the contrary, no term or condition of this Agreement shall be construed to supersede, restrict or otherwise limit any term or condition set forth in the Indemnity Reinsurance Agreements.

(b)   The parties acknowledge and agree that they may pursue judicial remedies at law or equity in the event of a dispute with respect to the interpretation or construction of this Agreement. In the event that an alternative dispute resolution procedure is provided for in any of the Ancillary Agreements or any other agreement contemplated hereby or thereby, and there is a dispute with respect to the construction or interpretation of such Ancillary Agreement, the dispute resolution procedure provided for in such Ancillary Agreement shall be the procedure that shall apply with respect to the resolution of such dispute.

(c)   For purposes of this Agreement, the words "hereof", "herein", "hereby" and other words of similar import refer to this Agreement as a whole unless otherwise indicated. Whenever the words "include", "includes", or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The terms "transactions contemplated by this Agreement" and "transactions contemplated hereby" shall include the sale and purchase of the Shares and the Transferred Assets, the reinsurance by Purchaser of the Insurance Liabilities, the assumption by Purchaser of the Other Assumed Liabilities, and the execution, delivery and performance by the parties thereto of the Ancillary Agreements and any other agreements contemplated hereby or thereby. Whenever the singular is used herein, the

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same shall include the plural, and whenever the plural is used herein, the same shall include the singular, where appropriate.

Section 14.10 <u>No Third Party Beneficiaries</u>. Nothing in this Agreement is intended or shall be construed to give any Person (including, but not limited to, the employees of Seller, FGWLA, CLAC or the Seller Subsidiaries), other than the parties hereto, their successors and permitted assigns, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein.

Section 14.11 <u>Counterparts</u>. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

Section 14.12 <u>Exhibits and Schedules</u>. The Exhibits and the Schedules to this Agreement that are specifically referred to herein are a part of this Agreement as if fully set forth herein. All references herein to Articles, Sections, subsections, paragraphs, subparagraphs, clauses, Exhibits and Schedules shall be deemed references to such parts of this Agreement, unless the context shall otherwise require.

Section 14.13 <u>Headings</u>. The headings in this Agreement are for reference only, and shall not affect the interpretation of this Agreement.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY



By: _____

Name: Raymond L. McFeetors
Title:　President and Chief
　　　　Executive Officer

By: _____

Name: Richard F. Rivers
Title:　Executive Vice President,
　　　　Healthcare

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY



By: _____

Name: Raymond L. McFeetors
Title:　President and Chief
　　　　Executive Officer

By: _____

Name: Richard F. Rivers
Title:　Executive Vice President,
　　　　Healthcare



THE CANADA LIFE ASSURANCE COMPANY



By: _____
    Name: Raymond L. McFeetors
    Title: President and Chief
            Executive Officer

By: _____
    Name: Richard F. Rivers
    Title: Executive Vice President,
            Healthcare, U.S. Operations



CONNECTICUT GENERAL LIFE INSURANCE COMPANY

By:

Name: David M. Cordani
Title: Chairman of Executive
Committee and President